Exhibit 99.1

BILBOES GOLD PROJECT FEASIBILITY STUDY SECTION 18 PROJECT INFRASTRUCTURE Document Number: JZWEBR6013 - STU - REP - 001

// Section 18 Project Infrastructure 18 PROJECT INFRASTURCTURE Geotechnical Scope 1. Mining - Open Pit Geotechnical Investigation and Design The Bilboes Gold Project geotechnical engineering investigation scope involved the following study areas : » Geotechnical Investigation for the Tailings Storage Facility (TSF), the Process Plant (Plant) and Waste Rock Dump (WRD) foundation material analysis - this involved undertaking site geotechnical investigation and laboratory geotechnical test work to determine the foundation material characteristics for the feasibility level design of the TSF, Plant and WRD . » Open Pit Design - This comprised a field investigation, core drilling and logging, laboratory testing of rocks and soils, rock mass characterisation, geotechnical mapping, analysis and interpretation of test results and a feasibility design of the pit slopes » WRD analysis - Undertaking a geotechnical analysis of the waste rock material and furnishing Bilboes with the information 1. Field Investigation and Data Collation SLR Rock Engineers visited the site at various stages of the geological drilling campaign during 2018 which included, review of geological and geotechnical data, geotechnical logging of core and the collection of intact rock samples for laboratory testing . The laboratory test work included the following : » Uniaxial Compressive Strength Testing (UCS) » Brazilian Tensile Strength Testing (BTS) Wireline Workshop collected structural data using both the Acoustic and Optical Televiewer, from the geotechnical boreholes following a proposal by SLR . Packer testing was also carried out in each borehole to determine the hydrogeological parameters for the rock mass, for groundwater modelling . A total of 18 boreholes : ten at the Isabella McCays and five at Bubi, varying in depth from a minimum of 120 m to a maximum of 260 m were logged . The cumulative length of the boreholes at Isabella McCays Isabella McCays was about 1 . 67 km ; and those at the Bubi was about 0 . 88 km . Document Number: JZWEBR6013 - STU - REP - 001 Page 345

// Section 18 Project Infrastructure 18.1.1.2 Site Geology The Bilboes stratigraphic presentation is depicted in Figure 18 - 1 below: Figure 18 - 1: Bilboes Site Stratigraphy 3. Engineering Geology 1. Weathering » At Isabella South, the maximum depth of completely weathered rock is 3 . 0 m with a mean of 1 . 6 m . The maximum depth of highly weathered rock is 62 m with a mean of 28 m . » At Isabella North, the maximum depth of completely weathered rock is 3 . 0 m with a mean of 1 . 7 m . The maximum depth of highly weathered rock is 60 m with a mean of 29 m . » At McCays, the maximum depth of completely weathered rock is 2 . 0 m with a mean of 1 . 0 m . The maximum depth of highly weathered rock is 6 . 3 m with a mean of 3 . 6 m . » At Bubi, the maximum depth of completely weathered rock is 3.0 m with a mean of 1.7 m. The maximum depth of highly weathered rock is 56 m with a mean depth of 15 . 7 m . Document Number: JZWEBR6013 - STU - REP - 001 Page 346

// Section 18
Project Infrastructure

18.1.1.4 Major Rock Domains

Following the geotechnical logging of the boreholes, the following major rock domains were encountered:

Table 18-1: Percentage Rock Types at Different Mining Pits

Rock Type	Percentage Rock (%)			
	Isabella South	Isabella North	McCays	Bubi
Arkose	26	14	-	-
Chlorite Schist	23	-	-	-
Schist	16	-	-	-
Felsic Schist	35	83	-	-
Mafic Schist	-	2	21	13
Meta-Basalt	-	1	65	28
Banded-Iron Formation (BIF) / Chert	-	-	4	-
Meta-Andesite	-	-	10	55
Saprock	-	-	-	4

18.1.1.5 Rock Mass Classification

The rock mass quality for the different Bilboes pits (Isabella South, Isabella North, McCays and Bubi) was assessed using the Rock Mass Rating (RMR) RMR89 classification system developed by Bieniawski (1976, 1989). The results of the rock assessments show that the rock mass for all the four mining pits is considered to be fair to good.

18.1.1.6 Conclusions and Recommendations

Based on the analysis of the engineering geological aspects of the investigated deposits which included rock mass characterisation, hydrogeology, intact rock properties and structural geology, a geotechnical model comprising design parameters was developed. Using these design parameters; kinematic, empirical and limit equilibrium analysis was carried out to determine the optimal slope configuration for the various deposits.

Based on the analysis carried out, it is understood that the capacity of the slopes should be affected by the following:

- Completely weathered slopes should be a maximum of 3 m in height, and it is recommended that the material is pushed back from the crest

Document Number: JZWEBR6013-STU-REP-001 Page 347

// Section 18
Project Infrastructure

- For the transitional rock (highly to moderately weathered), by a combination of rock mass strength and adverse structural orientation. Inter-ramp heights of 60 m are achievable with inter-ramp angles between 45 degrees and 50 degrees
- For the unweathered rock slopes adverse structural orientation should determine the slope angle which is achievable. Inter-ramp heights of 90 m are achievable with inter-ramp angles of between 50 degrees and 55 degrees, depending on the wall direction

The controls on slope design are listed below for the Bilboes pits with comments on the reliability of the data and descriptions of how the design issues were addressed for the purposes of the slope design.

Table 18-2: Slope Design

Slope Design Issue	Confidence	Mitigation
Faulting Faults were inferred to be sub-vertical; however, the width of fractured / disturbed ground either side of the faults is not understood.	Moderate	Kinematics was used to assess the stability of inter-ramp and overall slope. Inter-ramp and slope angles are restricted to between 50 and 55 degrees and 45 to 50 degrees respectively to ensure sub-vertical faults do not daylight
Rock Fabric Large amounts of structural data were collected, defining the local occurrence, intensity, and orientation (dip and dip direction) of the structures	High	Good practice to collect and expand on the structural data collected to ensure that unknown structures are defined
Soil and Intact Rock Properties Intact samples of rocks were collected and tested.	Moderate	Good practice to have an ongoing soil and rock testing program to build on the database
Rock Mass Characterisation Rock mass characterisation was carried out and generally is representative of rock mass conditions.	High	Rock mass characterisation should be ongoing to expand on the rock mass database.
Groundwater The groundwater studies were carried out by SLR and included in the limit equilibrium analysis	High	-

The detailed pit slope design should require the following phasing once a final pit shell and pit stages are defined and inter-related.

- Additional intact strength testing is required for the rock and soil formations
- Additional structural data needs to be collected from the pits using a televiewer
- Continual collection of rock mass data from drilled core

Document Number: JZWEBR6013-STU-REP-001 Page 348

// Section 18 Project Infrastructure » Carrying out of additional stability analysis using the new pit shells, generated from with recommended slope angles recommendations presented on this document, and the revised geological and geotechnical models » Developing the Ground Control Management Plan » Projecting major structures onto the pit phases and final pit for geotechnical review and development of remedial measures and the timing of their implementation as required » Defining the locations of the initial vibrating wire piezometers, the initial prisms, survey stations and trial horizontal drains and their specifications and the target dates for their installations 2. Civil - Site Geotechnical Investigation for Process Plant, Tailings Storage Facility and Waste Rock Dumps Sites The objectives of the investigation were as follows: » Establishing the nature and engineering properties of the upper soil layers (up to a maximum target depth of about 2.0 m) » Commenting on excavation characteristics and classification » Commenting on the existing site soils for possible use as borrow materials during construction » Commenting on whether shallow groundwater is likely to influence construction » Providing recommendations on site preparation, bearing capacity / settlement estimates and the founding of the proposed structures » Commenting on any other geotechnical issues which may impact the proposed development Prior to the field investigation, a site reconnaissance study was conducted, during which the site was assessed with the view to planning the investigation methodology . This was followed by a desktop study investigation which involved the compilation and assessment of available information on the site including geology, aerial photography, and previous investigations on the site, where available . The test pit locations were selected based on early conceptual site layouts of the TSF, RWD and Plant Site to gain maximum coverage of the area . The positions were surveyed with a handheld GPS (accuracy of 5 m) . The co - ordinates surveyed were presented in WGS 84 Datum, UTM grid zone 36 S . Document Number: JZWEBR6013 - STU - REP - 001 Page 349

// Section 18
Project Infrastructure

Selected soil samples were retrieved from the test pits and were submitted to the Contech Geotechnical Testing laboratory in Harare, Zimbabwe. The samples were chosen to determine the design parameters of each material units encountered at the site.

18.1.2.1 Tailings Storage Facility Site Test Pits

33 Test pits were excavated at the proposed TSF to the depths of between 0.15 m to 2.55 m. Nine test pits were excavated at the proposed RWD to depths of between 1.16 m to 1.94 m. A total of six core boreholes were drilled at the proposed TSF site by Diamond drilling company, using one core drill rig. In-situ permeability tests were carried out at the proposed TSF site using the Guelph Permeameter 2,800 K1 which is a constant head device from the surface near test pits TPTSF26 and at boreholes BH01, BH02 and BH04.

18.1.2.2 Tailings Storage Facility Site Soil Profile

The soil profile observed in the test pits around the south-eastern portion of the proposed TSF site generally confirmed the presence of andesite in the form of fine-grained residual soils derived from the weathering of the parent rock with a gradual transition into competent weathered andesite rock occurring within several of the excavated pits. The residual andesite underlies the fine colluvium and can be described as sandy lean clay with scattered gravels. The following profile was encountered at the TSF:

- Alluvium: A topsoil layer of alluvium origin was encountered across the TSF site with the only variation being thickness of the layer and density and size of roots encountered. The topsoil layer can be described as dry, reddish brown, medium dense (cohesionless soils) or firm (cohesive soils) with many roots present, sandy lean clay, and scattered gravel mixture. The thickness of this layer ranges from a minimum of 0.2 m to a maximum of 0.7 m
- Fine Colluvium: The transported fine colluvium soil is generally intersected below the topsoil or from the surface on the central and north-eastern extent of the TSF site. The consistencies of soils derived from the fine colluvium are medium dense to dense. The fine colluvium can be described as dry, dark yellowish to reddish brown, clayey sand with gravel. The average thickness of the fine colluvium horizon is approximately 0.6 m with a minimum of 0.1 m and maximum of 1.0 m
- Residual Arkose: Residual Arkose occurs beneath the fine colluvium around the central and northeast portion of the TSF site. The residual Arkose was encountered to an effective depth of the excavator at depths approximately between 1.4 m and

Document Number: JZWEBR6013-STU-REP-001 Page 350

// Section 18 Project Infrastructure 2 . 3 m . The consistencies of soils derived from the residual Arkose are medium dense or firm . The residual Arkose can be described as dark yellowish to reddish brown, sandy lean clay with scattered gravel . The average thickness of the residual Arkose is approximately 0 . 4 m » Arkose Bedrock : Arkose bedrock was exposed across the site and is described as light grey to yellowish, moderately to highly weathered, fine to medium grained, weak rock, Arkose . This horizon underlies the residual Arkose and was encountered at the refusal depth of the excavator » Boreholes were drilled at the TSF site to depths of between 27 m and 36 m . Each borehole terminated in Arkose . The light grey, slightly weathered, fine grained, medium strong rock, Arkose was also encountered in BH 01 , BH 02 , BH 03 and BH 04 located in the central and north - western portion of the TSF site » Residual Andesite : Residual andesite occurs beneath the transported topsoil and was encountered in in six pits (TPTSF 01 , TPTSF 02 , TPTSF 03 , TPTSF 13 , TPTSF 14 and TPTSF 15 ) of the 33 test pits positioned on the south - eastern portion of the TSF site . The consistencies of soils derived from the residual andesite are medium dense to dense . The residual andesite can be described as dry, reddish brown, micro shattered with some roots present, sandy - clay to clayey - sand with gravel . The thickness of the residual dolerite varies between 0 . 1 m to 0 . 9 m » Andesite Bedrock : The andesite bedrock horizon underlies the residual andesite and was encountered in the above six mentioned test pits (TPTSF 01 , TPTSF 02 , TPTSF 03 , TPTSF 13 , TPTSF 14 and TPTSF 15 ) . The andesite bedrock was observed as a horizon comprising abundant gravels, cobbles and the occasional boulders and was encountered at the refusal depth of the excavator . The andesite bedrock can be described as light greenish grey, moderately weathered, fine grained and medium strong . 18 . 1 . 2 . 3 Process Plant Site Test Pits Eight test pits were excavated at selected grid positions to suit the proposed Plant layout . Excavation was done using a Doosan DX 140 LC track - mounted excavator supplied by Bilboes . A total of four core boreholes were drilled at the Plant site by a Diamond Drilling Company . The boreholes were drilled to depths of between 27 m and 30 m as specified by the Geotechnical Specialist on site . Document Number: JZWEBR6013 - STU - REP - 001 Page 351

// Section 18
Project Infrastructure

18.1.2.4 Process Plant Site Soil Profile

The drilled boreholes and excavated test pits at the Plant site generally show a consistent Arkose profile, although a varying degree of re-working of the residual soil is evident. The following profile was encountered at the Plant site:

- Alluvium: A prominent topsoil layer of alluvium origin was encountered around the plant site with the only variation being thickness of the layer and density and size of roots encountered. These soils can be described as moist, dark brown, sandy lean clay. This material was observed to have a soft to firm consistency. The average thickness of this layer is approximately 0.4 m with a minimum of 0.3 m and a maximum of 0.5 m
- Residual Arkose: Residual Arkose was encountered across the plant site. This horizon generally displays a variable consistency varying from firm to medium dense to dense and generally consisted of dry, reddish to yellowish brown, sandy clay with scattered gravel. The average thickness of the residual Arkose is approximately 0.5 m with a minimum of 0.10 m and maximum of 0.9 m
- Arkose Bedrock: Arkose bedrock underlies the residual Arkose and was described as yellowish, brown, moderately to highly weathered, fine to medium grained, and weak rock Arkose. The Arkose bedrock was encountered at the refusal depth of the excavator

18.1.2.5 Waste Rock Dump Sites Test Pits

Forty-one test pits were excavated at the proposed WRD sites at Isabella McCays and Bubi pit areas. The test pits were all excavated to refusal depth of the excavator which occurred at depths of about 2.3 m below ground surface.

18.1.2.6 Waste Rock Dump Sites Soil Profile

The area around the proposed Isabella WRD is underlain by siltstone, basalt, and felsic schist. Residual soils were derived from the weathering of Siltstone, Basalt and Felsic Schist. A prominent layer of transported soil of alluvium origin was encountered across the site and covers the reworked residual soils. No outcrops of Siltstone or Felsic Schist were encountered on site.

The eight test pits (TP01 to TP08) excavated within the McCays WRD area showed a consistent profile in terms of the succession of horizons encountered albeit varying significantly in thicknesses. The proposed WRD site appears to be overlain in its entirety by a relatively thin and organic rich, fine alluvium. The surface horizon was found to be dry to slightly moist and with an average thickness of 0.4 m. The alluvium horizon was

Document Number: JZWEBR6013-STU-REP-001 Page 352

// Section 18
Project Infrastructure

distinguishable from the underlying reworked residual soils and can be described as dry, dark brown, medium dense or firm, intact with many roots present and with sandy lean clay with gravel.

A total of 15 test pits were excavated at the proposed Bubi WRD. Five test pits (TP11 to TP15) were excavated in Bubi South and ten (TP01 to TP10) excavated in Bubi North. The profile encountered across the proposed Bubi North and Bubi South WRD site was found to be generally uniform with very little variation except for the test pit TP03 around the northern portion of Bubi North pit and TP09 and TP10 South-Eastern portion of Bubi South pit.

18.1.2.7 Conclusions and Recommendations

The following is concluded and recommended following this investigation:

18.1.2.7.1 TSF Site

- The profile encountered across the TSF, Plant, and RWD site was found to be generally uniform with very little variation. The andesite bedrock was observed as a horizon comprising abundant gravels, cobbles and occasional boulders and was encountered to the refusal depth of the excavator
- No seepage was encountered in any of the test pits. The presence of paedogenic material in the soil profiles of some test pits indicates that some areas are subjected to seasonal fluctuating perched water level. In areas where the bedrock is close to surface, seepage or springs are common feature and can often be observed along shallow slopes towards the end of the rainy season continuing into the early parts of winter. This is not a sustainable source of groundwater and is very dependent on rainfall
- In-situ permeability testing was conducted on surface and within the test pits of the TSF and RWD using a Guelph Permeameter. The in-situ permeability tests revealed that the fine colluvium exhibited a measured in situ permeability of approximately 1.2 x 10-6 m/s. The residual Arkose exhibited an in-situ permeability of between 1.0 x 10-6 m/s to 2.7 x 10-6 m/s
- Generally, the residual horizon encountered across the TSF site can be classified as a CL, SC, or CH according to the Unified Soils Classification System - ASTM D2487 ("USCS") and can be described as either lean clay with sand, clayey sand with gravel, or a fat clay with sand depending on the degree of pedogenesis
- The soils are classified as soft excavation to a depth of between 1.0 m and 2.0 m below surface

Document Number: JZWEBR6013-STU-REP-001 Page 353

// Section 18
Project Infrastructure

- Most of the materials for the construction of the embankments for the TSF and RWD should be sourced from the existing WRD, and waste generated from mining the pit. Generally, except for the organic topsoil, all the material encountered should be suitable for use in general earthworks classified as G10 to G8, however, it is recommended to conduct appropriated laboratory testing to identify the material classifications
- Based on the material characteristics the residual Arkose and residual Andesite can be used to develop a low permeability liner

The following soil and rock properties were derived from the investigation and are recommended for use in design, slope stability analysis and seepage modelling.

Table 18-3: Proposed Soil and Rock Properties for Foundation Modelling on the TSF Site

Geotechnical Domain	Depth (m) [mean values]	USCS	Dry Density (kg/m^3)	v	Confined Modulus (MPa)	Effective Cohesion (KPa)	Effective Friction Angle (Degrees	K_{sat} (m/s)
Topsoil	0.0 - 0.6	CL	1,700	0.3	4	0	27	1×10^{-6}
Residual Arkose	0.6 - 1.0	CL/SC/GC	1,700	0.3	8	0	27	1×10^{-6}
Residual Andesite	0.4 - 1.0	CL/SC	1,800	0.3	15	0	30	1×10^{-6}
Residual Meta-Basalt	0.1 - 0.6	CL/SC/GC	1,800	0.3	8	0	30	1×10^{-6}
Rock Type	Depth (m) [mean values]	Rock Classification	Dry Density (kg/m^3)	v	GSI	Rock Strength (MPa)	Confined Modulus (KPa)	K_{sat} (m/s)
Arkose / Andesite / Meta-Basalt	1.0 - 2.0	Poor Quality Rock Mass	2,600	0.4	25 - 35	1 - 5	50	1×10^{-8}

18.1.2.7.2 Process Plant Site

From the results of the settlement analysis for the Plant site the following were concluded and recommended:

- Large settlements are anticipated within the firm residual arkose and with the micro-shattered structures noted during the field investigation, which indicates the potential for expansive clays, the following foundation design will need to be constructed for loads <250 kPa at a depth of 1.0 m to limit excessive settlement:
  - Remove all the expansive horizon to 1.0 m beyond perimeter of the structure and replace with inert backfill, compacted to 93% MOD-AASHTO density at

Document Number: JZWEBR6013-STU-REP-001 Page 354

// Section 18
Project Infrastructure

-1 to +2% of optimum moisture content. Normal construction with lightly reinforced strip footings

- Ensure that good stormwater management is implemented to keep water from ponding and seeping below the founding level
- Ensure that good stormwater management is implemented to prevent water ponding and ground water seepage below the foundations

➢ Alternative founding of all structures and structures with loads >250 kPa should be on the weak rock arkose at a depth of between 1.3 m and 1.5 m. For the settlement sensitive structures, it is recommended that a stiffened concrete raft be placed on top of the Arkose bedrock

Table 18-4: Proposed Soil and Rock Properties for Foundation Modelling on Process Plant Site

Geotechnical Domain	Depth (m) [mean values]	USCS	Dry Density (kg/m³)	v	Confined Modulus (MPa)	Effective Cohesion (KPa)	Effective Friction Angle (Degrees)
Topsoil	0.0 - 0.4	Not considered suitable for founding					
Residual Arkose	0.4 - 1.0	CL	1,700	2		0	27
Residual Arkose - Medium Dense to Dense	1.0 - 1.3	CL/SC/GC	1,800	0.3	8	0	30
Rock Type	Depth (m) [mean values]	Rock Classification	Dry Density (kg/m³)	v	GSI	Rock Strength (MPa)	Confined Modulus (KPa)
Arkose	1.3	Poor Quality Rock Mass	2,600	0.4	25 - 35	1-5	50

18.1.2.7.3 Waste Rock Dump Sites

➢ The Waste Rock Dumps classifies geotechnically as a Class II Low Hazard

➢ Waste Rock Dump lift heights should be limited to 10 m with a minimum of a 10 m berm, with an overall height of 40 m

18.2 Tailings Storage Facility

18.2.1 Introduction

SLR Consulting (Africa) (Pty) Ltd (SLR) was appointed to design and cost a new TSF and the associated sundry infrastructure which include RWD, silt traps, pollution control system, access roads and perimeter fencing.

18.2.2 Design Standards

It is understood that there are no specific Zimbabwean regulations or standards that are applicable to TSF designs, and as such the Bilboes TSF design complies with the following

Document Number: JZWEBR6013-STU-REP-001 Page 355

// Section 18 Project Infrastructure regulations, standards, and guidelines where applicable to TSF design (in order of precedence) : » IFC Environmental, Health, and Safety Guidelines for Mining, 2007 » The applicable specifications of the International Commission on Large Dams (ICOLD) and the Australian National Committee on Large Dams (ANCOLD) (as required by the above IFC guidelines, or any other internationally recognised standards based on a risk assessment strategy), specifically the ANCOLD 2012 guidelines on the planning, design, construction, and closure of tailings dams » South African regulations regarding the planning and management of residue stockpiles and residue deposits from a prospecting, mining, exploration or production operation, Regulation R 632 , promulgated under the National Environmental Management : Waste Act, 2008 (Act No . 59 of 2008 ) published on 24 July 2015 in Government Gazette No . 39020 With regards to environmental protection associated with the disposal of mining waste, the Zimbabwe Statutory Instrument 6 of 2007 applies . The same regulations are also cited as the Environmental Management (Effluents and Solid Waste Disposal) Regulations, 2007 . These regulations are however non - specific with regards to the type of liner or barrier system required for mining waste (tailings), apart from stating that all new solid waste sites shall be lined with the appropriate (as approved by the Agency) lining specific to the nature of the environmental risk” . According to Bilboes, the Zimbabwe Environmental Management Agency (EMA) views the incorporation of a 1 . 5 mm thick HDPE geomembrane in the lining system as minimum best practice . The Zimbabwe Standard Specification for Hazardous Waste Management (ZWS 806 : 2012 ) which prescribes minimum liner requirements for landfill liners of various hazardous wastes was also referenced to inform the Bilboes TSF liner specification . 18 . 2 . 3 Design Criteria It is envisaged that the plant process will be a two - stage process incorporating the flotation circuit that produces flotation tailings and an ore concentrate that goes into the BIOX® circuit . The BIOX® circuit in - turn produces the gold and two streams of BIOX® tailings : the neutralised BIOX® tailings stream and the BIOX® CIL tailings stream . The neutralised BIOX® tailings constitute about 5 % to 10 % of the total run of mine (RoM) flotation tailings and are blended with the flotation tailings stream prior to disposal . It is understood that the flotation and BIOX® CIL tailings streams are chemically and physically diverse, and as a result, it was considered appropriate to design a facility with two separate compartments . Document Number: JZWEBR6013 - STU - REP - 001 Page 356

// Section 18 Project Infrastructure The general area for a TSF site was preselected by Bilboes . SLR conducted a trade - off study that compared various TSF construction, development, and deposition techniques over several TSF layout options on the pre - selected site area . The trade - off costing exercise demonstrated that the lowest start - up and sustaining capital costs were associated with a hybrid development system that incorporated full containment of tailings during the initial high Rate of Rise (RoR) deposition phases, followed by upstream development in the latter phases of development when the RoR reduces to the permissible 2 m/year . Conventional tailings slurry disposal by way of spigotting with a maximum allowable RoR of 2 m/year above the containment wall crest was adopted for the project . EPCM supplied the tailings production profile indicating three distinct phases of production as presented in Table 18 - 5 . Table 18 - 5 : Production Profile Document Number: JZWEBR6013 - STU - REP - 001 Page 357 Cumulative Tonnage (t) Deposition Rate (tpm) Year Phase BIOX® Tailings Flotation Tailings BIOX® Tailings Flotation Tailings 803,000 14,977,000 12,000 240,000 1.75 to 7.25 Base Case 1 1,242,000 11,178,000 18,000 180,000 7.25 to 13 Base Case 2 2,171,000 28,549,000 TOTAL Based on the production profile and plant process data supplied by DRA, the TSF was sized to accommodate a deposition rate of 28 . 5 Mt for the flotation tailings compartment, and 2 . 2 Mt for the BIOX® compartment . TSF sizing was further based on an overall downstream (outer) embankment slope of 1 V : 4 H which is considered an environmentally stable slope to encourage indigenous vegetation growth . 4. Site Geotechnical Investigation SLR carried out a geotechnical site investigation for the TSF and its infrastructure to ascertain the founding conditions of the site, as well as to determine the availability and suitability of the in - situ material on site . All test pits were mechanically excavated using a Doosan DX 140 LC track - mounted excavator supplied by Bilboes . » A total of 33 test pits were excavated over the TSF area to depths between 0.2 m and 2.6 m » Nine test pits were excavated over the RWD areas to depths between 1.2 m to 1.9 m

// Section 18 Project Infrastructure » Three boreholes were drilled at the proposed TSF site » Two boreholes were drilled at the proposed flotation RWD site A total of six rotary core boreholes were drilled at the proposed Plant site, adjacent to the TSF site . The boreholes were drilled to depths between 27 m and 30 m . The site is blanketed by a medium dense to firm vegetative alluvial topsoil layer of approximately 400 mm thickness . The topsoil layer is underlain by a medium dense to dense layer of fine transported colluvium soils on the central and North - Eastern parts of the TSF site . The layer can be described as clayey sand with gravel of 400 mm average thickness . Residual arkose was encountered beneath the fine colluvium at depths between 1 . 4 m and 2 . 3 m around the Central and North - Eastern portions of the TSF site . Moderate to highly weathered arkose bedrock was found beneath the residual arkose layer across the site . In the South - Eastern portion of the TSF site, residual andesite occurs beneath the transported topsoil . The soils can be described as fine grained sandy lean clay with scattered gravels derived from the weathering of the parent andesite rock . The residual andesite materials are underlain by competent weathered andesite rock over this portion of the site . In - situ permeability tests carried out at the TSF site indicated moderate to slow seepage potential for the site founding material with permeability values between 1 x 10 - 5 m/s and 1 x 10 - 7 m/s . No groundwater was encountered in any of the test pits and boreholes, and as such groundwater is not expected to affect construction . The shallow bedrock conditions encountered along the South - Eastern flank where a ridgeline traverses the site in a North - East to South - West direction may give rise to seepages on the surface or springs in response to intense rainfall events . Good to fair quality material suitable for embankment construction can be sourced from the TSF and RWD sites . This material would be used to construct the smooth finish on the inner waste rock containment embankment wall to allow for safe placement of geomembrane liner . The residual arkose and andesite silt materials available on site are clayey and will require the lower Standard Proctor compactive effort rather than the Modified AASHTO compactive effort . In addition, compaction wet of optimum moisture content would be required to lower Document Number: JZWEBR6013 - STU - REP - 001 Page 358

// Section 18
Project Infrastructure

the permeability of compacted clayey materials that would render these materials suitable for use in lining systems.

Mine waste rock materials available from previous mining and from future mining should be used to form the containment wall.

The following material physical properties were derived from the geotechnical site investigation and were used for stability analysis and TSF foundation design:

- Selected embankment fill material friction angle (Φ') : 25 degrees
- Selected embankment fill material cohesion (C') : 20 KPa
- Selected embankment fill material unit weight : 1,600 kg/m³
- Waste Rock friction angle (Φ') : 35 degrees
- Waste Rock cohesion (C') : 5 KPa
- Waste Rock unit weight : 2,100 kg/m³
- Foundation material (residual arkose / andesite) friction angle (Φ') : 30 degrees
- Foundation material (residual arkose / andesite) cohesion (C') : 12.5 KPa
- Foundation material (residual arkose / andesite) unit weight : 1,700 kg/m³
- Bedrock friction angle (Φ) : 50 degrees
- Bedrock cohesion (C') : 50 KPa
- Bedrock unit weight : 2,600 kg/m³

18.2.5 Tailings Physical Characterisation

A full suite of geotechnical laboratory tests including foundation indicator tests, consolidated undrained triaxial tests, slurry settling tests, volumetric shrinkage tests, dispersiveness tests, evaporation / air-drying tests were conducted on representative Isabella McCays composite and the Bubi flotation tailings samples provided by Bilboes from the on-site pilot plant. The Isabella McCays Isabella McCays composite sample was blended at the Isabella-North: Isabella-South: McCays ratio of 50%: 30%: 20% in line with the mining plan.

The following tailings physical properties were derived from the geotechnical site investigation and were used in the design of the Bilboes TSF:

- In-situ dry density of deposited tailings for capacity calculations : 1,35 t/m³
- Flotation tailings solids concentration in slurry (by mass) : 40%
- BIOX® tailings solids concentration in slurry (by mass) : 20%
- Flotation tailings specific gravity : 2,70

Document Number: JZWEBR6013-STU-REP-001 Page 359

// Section 18
Project Infrastructure

- BIOX® tailings specific gravity : 2,75
- Flotation tailings slurry density : 1,337 t/m³
- BIOX® tailings slurry density : 1,144 t/m³
- Flotation and BIOX® tailings effective friction angle (Φ') : 31°
- Flotation and BIOX® tailings cohesion (C' (KPa) : 0
- Flotation and BIOX® tailings unit weight (kg/m³) : 1,500

Against expectation, the Isabella McCays BIOX® tailings foundation indicator tests results showed a very fine uniformly graded material (99% passing 0.075 mm sieve).

Based on preliminary discussions with Bilboes regarding the tailings Particle Size Distribution (PSD), the design envisaged a hybrid system of TSF construction incorporating full wall containment using waste rock material during the initial stages of deposition (up to Year 7), together with upstream wall raises using dried consolidated tailings from Year 7 onwards. However, safe upstream construction will not be achievable using such fine tailings, and as such BIOX® tailings may require full containment. The Isabella McCays BIOX® tailings PSD will therefore need further testing and confirmation during the detailed design phase.

18.2.6 Tailings Chemical Characterisation

18.2.6.1 Tailings Geochemical Assessment and Liner Selection

18.2.6.1.1 Zimbabwe Effluent Discharge Classification

To classify the Bilboes tailings, a geochemical assessment was undertaken on representative flotation, neutralised and BIOX® tailings samples from the pilot plant testing conducted by Outotec on samples collected from the Isabella McCays and Bubi pits.

Tailings leach results were compared to the Zimbabwe Environmental Management (Hazardous Waste Management) Regulations, 2006 classification using effluent standards for discharge. The samples were classified as a Blue, Green, Yellow or Red waste based on the leachable concentrations determined by static leach tests. The hazard level of the waste is given based on the waste type. The hazard levels and colour codes relate as follows:

- High hazard : Red
- Medium hazard : Yellow
- Low hazard : Green

Document Number: JZWEBR6013-STU-REP-001 Page 360

// Section 18
Project Infrastructure

- Safe : Blue

The following tailings samples were classified as having a high hazard level (Red):

- Bubi BIOX® samples : High hazard (Red)
- Isabella McCays composite BIOX® : High hazard (Red)
- Isabella North flotation : High hazard (Red)
- Isabella South flotation : High hazard (Red)
- McCays flotation : High hazard (Red)
- Isabella McCays composite flotation : High hazard (Red)

The Bubi flotation samples were classified as low/safe hazard (Green / Blue) level.

18.2.6.1.2 South African Waste Classification

In South Africa, mineral and mining residues, including tailings, are classified, and assessed under the National Environmental Management: Waste Act, 2008 (Act 59 of 2008) (NEMWA). The South African Waste Classification and Management Regulations (WCMR) (GN R.634) and the associated National Norms and Standards (GN R.635 and GN R.636) were also consulted to help inform the TSF liner decision making process.

The Bilboes tailings samples were assessed in terms of GN R.635. Representative tailings samples from both the flotation and BIOX® circuits were sent for geochemical laboratory testing. The laboratory test work results are detailed in a separate Geochemical Assessment of Tailings Material report.

A waste assessment was only conducted on samples where Total Concentration (TC) and Leachable Concentration (LC) were determined. The waste assessment indicates that the flotation samples require disposal to a facility with a composite liner per GN R.636.

The BIOX® tailings would require polishing / pre-treatment prior to disposal and then re-assessed to determine an applicable liner system. It is understood that such pre-treatment can be incorporated within the plant.

18.2.6.1.3 Liner Selection

Based on the XRF results for the Isabella McCays BIOX® material, the Zimbabwe Standard Specification for Hazardous Waste Management (ZWS 806:2012) prescribes the following liner system as the minimum liner required for the Bilboes BIOX® tailings:

Document Number: JZWEBR6013-STU-REP-001 Page 361

// Section 18
Project Infrastructure

- 2 mm HDPE
- 150 mm cement base

The design presented in this report is based on the following selected liner systems:

Table 18-6: Liner System

<table>
<tr><th rowspan="2">Layer Description</th><th colspan="2">Flotation Tailings</th><th colspan="2">BIOX Tailings</th></tr>
<tr><th>TSF</th><th>RWD</th><th>TSF</th><th>RWD</th></tr>
<tr><td>HDPE geomembrane thickness</td><td>1.5 mm</td><td>2 mm</td><td>2 mm</td><td>2 mm</td></tr>
<tr><td>Base layers</td><td>300 mm selected clayey material (compacted in 2x150 mm thick layers)</td><td>300 mm compacted clay liner (compacted in 2x150 mm thick layers)</td><td>600 mm compacted clay liner (compacted in 4x150 mm thick layers)</td><td>600 mm compacted clay liner (compacted in 4x150 mm thick layers)</td></tr>
<tr><td>In-situ base preparation</td><td>Rip and re-compact 150 mm in-situ layer</td><td>Rip and re-compact 150 mm in-situ layer</td><td>Rip and re-compact 150 mm in-situ layer</td><td>Rip and re-compact 150 mm in-situ layer</td></tr>
<tr><td colspan="2">For the flotation compartment, the above only applies up to 200 m into the basin. The central portion of the flotation compartment will be lined with CCL as described below:</td><td colspan="3" rowspan="4">N/A</td></tr>
<tr><td colspan="2">Flotation Compartment Central Portion of Basin Liner</td></tr>
<tr><td>1</td><td>600 mm CCL</td></tr>
<tr><td>2</td><td>150 mm Base preparation</td></tr>
</table>

18.2.6.2 Seepage / Leakage Quality

The geochemical assessment report also provides expected seepage and liner leakage water qualities following source term modelling.

It was found that for the flotation tailings solution the following constituents would exceed the WHO drinking water guidelines and IFC guidelines for mining effluent: Arsenic (As), Fluorine (F), Mercury (Hg), Nitrate (NO3), Nickel (Ni), Antimony (Sb), Selenium (Se) and Total Cyanide (CN).

For the BIOX® tailings solution the following constituents would exceed the WHO drinking water guidelines and IFC guidelines for mining effluent: Arsenic (As), Nickel (Ni), Antimony (Sb), Selenium (Se) and Total Cyanide (CN).

The geochemical assessment indicated that the BIOX® tailings are likely to be Potentially Acid Generating (PAG) whilst the flotation tailings are non-PAG.

Document Number: JZWEBR6013-STU-REP-001 Page 362

// Section 18 Project Infrastructure 3. Contaminant Plume Modelling Using the results of the geochemical assessment and source term modelling of tailings, SLR further conducted contaminant plume modelling to determine plume extents because of seepage or leakage from the TSF and associated RWDs . This modelling is reported on in a standalone Hydrogeological report . The contaminant plume modelling undertaken compared the expected maximum extent of plume migration under different pollution control scenarios as follows : » Scenario 1 : “Do - Nothing” i . e . , no lining under any of the two TSF compartments » Scenario 2 : Compacted clay liner only over the basin of both TSF compartments » Scenario 3 : Composite liner incorporating a geomembrane overlying compacted clay (equivalent to a South African Class C Liner) The modelling results clearly demonstrated that the “Do - Nothing” (i . e . , no lining) scenario would not be a sustainable and environmentally acceptable solution due to the large extent of the resulting contaminant plume . A compacted clay liner solution provides for a large reduction in contaminant plume migration, however not sufficient to avoid contaminants reaching the drainage line to the North - West of the site . Further intervention could be considered under this scenario to further limit plume migration (e . g . , scavenger wells) however these measures are unlikely to be sustainable following cessation of operations . The composite liner option is expected to confine plume migration to the TSF site with the plume not expected to exceed 260 m from the source over a 100 - year period . 18 . 2 . 6 . 4 TSF Stability and Seepage Analysis The Bilboes TSF stability and seepage analyses were conducted on two critical sections taken from locations that give the highest profile of the two compartments . Underdrainage was included in the analysed sections . The material parameters used in the analysis were based on the tailing’s laboratory test work and the geotechnical site investigational work conducted by SLR . The geomembrane liner interface friction parameters were assumed based on literature and SLRs’ previous experience with similar materials . The analyses were carried out using the GeoStudio (2007) suite of software . The minimum required side slope stability factors of safety as recommended by the 2012 Australian National Committee on Large Dams Guidelines on Tailings dams (ANCOLD, 2012 ) were applied as follows : Document Number: JZWEBR6013 - STU - REP - 001 Page 363

// Section 18
Project Infrastructure

- 1.5 for static (drained) stability
- 1.1 for seismic / dynamic stability, that is pseudo static loading stability (under Operating Basis Earthquake (OBE)

Two cases were considered:

- Normal operating conditions at the TSF final height with all drains functioning normally:
  - Pool located 100 m from the TSF crest
  - Pool located 50 m from the TSF crest
- The worst-case conditions at the TSF final height with all drains non-operational with the result that the phreatic surface in the facility is elevated:
  - Pool located 100 m from the TSF crest
  - Pool located 50 m from the TSF crest

The results of the seepage analysis were used in sizing the drainpipes.

The lowest flotation tailings compartment FoS for the worst-case scenario involving the pool located 50 m from the crests and the drains non-operational is 2.0 and that for the BIOX® tailings compartment is 1.9.

18.2.6.5 Pseudo Static Analysis

The pseudo static analysis considered the following Peak Ground Acceleration (PGA) values recommended for this project:

- OBE (1 in a 1,000-year recurrence interval) : 0.03 g (0.3 m/s²)
- MCE (1 in a 10,000-year recurrence interval) : 0.25 g (2.5 m/s²)

The lowest FoS values yielded by the pseudo static slope stability assessment considered for the worst-case scenario involving the pool located 50 m from the crests and the drains non-operational are as follows:

- Flotation tailings compartment : 1.3
- BIOX® tailings compartment : 1.2

The flotation and BIOX® TSF compartments are considered to be stable for all the cases analysed under both the static slope and the pseudo static slope stability. The FoS values satisfy the recommendations of ANCOLD (2012).

Document Number: JZWEBR6013-STU-REP-001 Page 364

// Section 18 Project Infrastructure 18 . 2 . 6 . 6 TSF Infrastructure The TSF complex development incorporates an outer containment wall, constructed in stages using approved available mine waste and developed in a downstream manner and sized to fully contain all deposited tailings up to the point when the tailings deposition rate reduces from 240 ktpm to 180 ktpm . The remainder of the facility up to the Life of Mine (LoM) will then be raised progressively with upstream wall raises using compacted tailings . An estimate of the required sizes and quantities of the slurry ring feed pipeline and spigot off - takes was included . Consideration was made to line the facility up to the top of the downstream wall with a geomembrane liner . The inner slope of the waste rock containment wall will be lined with a layer of selected natural gravel material to protect the geomembrane liner against puncture . The BIOX® compartment liner comprises 2 mm HDPE geomembrane underlain by 600 mm thick compacted clay . The flotation compartment liner detail involves 1 . 5 mm HDPE geomembrane underlain by 300 mm thick selected clayey material . It is assumed that the geomembrane liner conforms to GRI - GM 13 as amended in January 2016 and installed to SANS 10409 . A compaction Quality Assessment CQA plan including technical specifications for the manufacturing and installation of geomembrane have been provided . To help collect seepage above the liner and thus control the phreatic surface, toe drains were provided along the upstream toe of the starter wall together with a reticulation of finger drains located beyond the toe drains and with their extent limited to the final tailings crest line . These were sized in accordance with the seepage analysis conducted for the TSF . All outlet pipes from the TSF were specified as non - perforated solid wall HDPE pipes . Penstock intakes and pipelines will be used to decant supernatant water off the TSF . Appropriately sized temporary penstock intakes with side - inlets were provided to allow for draining of supernatant water as soon as deposition starts . The temporary penstock intakes will be decommissioned and sealed once the tailings level reaches the intake elevation of the next tower . Each compartment has one final penstock sized to safely drain both the slurry water deposited onto the TSF during operation as well as the 1 : 50 year storm run - off flow in four days . The flotation tailings final penstock intake includes a 9 m high reinforced concrete tower above which stacked rings will be extended to the total height of the penstock at the final crest elevation of the TSF . The BIOX® final penstock intake will be constructed entirely of stacked penstock rings . Document Number: JZWEBR6013 - STU - REP - 001 Page 365

// Section 18 Project Infrastructure The precast concrete penstock outfall pipeline discharges into a concrete lined solution trench . Provision was made to dissipate energy and the point of discharge into the solution trench . Silt traps were included upstream of each receiving RWD to capture a portion of solids that washed through the penstock and other systems . The silt traps were each sized to perform optimally under normal operating conditions and under a 1 : 50 year storm . The following considerations were considered in sizing the silt traps : » Limiting the design through - flow rate » Selecting the associated minimum particle size to ensure 75 % of particles settle The layout configuration was optimised to give the required flow length on a smaller area by making use of diving walls . Two equally sized compartments were provided to allow for continuous operation during clearing of silt from the silt traps . 7. TSF Hazard Classification The Bilboes TSF hazard classification was carried out in accordance with both SANS 10286 : 1998 and ANCOLD (2012) . exh991ry from Google Earth was used to estimate the number of residents within the Zone of Influence (ZOI) . Two homesteads together with their associated agricultural fields were noted to fall within the ZOI . It is estimated that each homestead is made up of between four and eight people . Thus, the number of people within the ZOI would possibly be in the range of eight to sixteen people . About the same number of people can also be expected to be working in the agricultural fields at any one time . Part of the Bafana Dam located downstream of the TSF also falls within the ZOI . The dam is used for irrigation at the 60 ha Nkosikazi Irrigation Scheme and for livestock watering . Contamination of water in the Bafana dam may require some form of wastewater treatment . Given the above, the Bilboes TSF can be classified as follows : » A “High” hazard facility per the SANS 10286 : 1998 safety classification criteria » A “High B” consequence category per ANCOLD (2012) 8. TSF Operation and Monitoring The TSF operational aspects considered for this design are as follows : » Method of deposition » On - dam pipework Document Number: JZWEBR6013 - STU - REP - 001 Page 366

// Section 18 Project Infrastructure » Decant management » Operation of on - site pump stations » General maintenance » Concurrent rehabilitation » Monitoring During the life of the TSF, various elements should be monitored to ensure the integrity of the TSF complex . Monitoring elements will typically include : » TSF engineering parameters » Groundwater monitoring programme » Dust monitoring programme Seepage around TSF toe and slope embankments, check for heaving at the TSF toe, checking for slip / wedge failures ; general condition of solution trench, erosion gullies on slopes, safety around penstock intakes and catwalk, safe access to all other areas of the TSF, condition of the perimeter fence and warning signs . 18 . 2 . 6 . 9 TSF Closure Concept The closure concept is envisaged to include a covering of the mine waste with a low hydraulic conductivity layer such as a clay or geosynthetic membrane, typically used as a composite system also incorporating several other layers to achieve the following : » Limiting erosion to acceptable levels » Ensuring sustainable plant growth  Limiting seepage flux through the cover There will be on - going rehabilitation of the TSF complex through on - going vegetating of the embankment slopes . The TSF design slopes adopted ( 1 V : 4 H) are considered environmentally stable to allow for indigenous vegetation growth with minimal ongoing maintenance . To assist with the establishment of vegetation, the vegetation will be manually planted and irrigated during the initial stages . A suitable cover material will be designed as part of the Bilboes TSF detailed design stage . Document Number: JZWEBR6013 - STU - REP - 001 Page 367

// Section 18 Project Infrastructure Civil Engineering and Earthworks 1. Infrastructure Capital 1. Earthworks and Infrastructure The items listed below formed part of the infrastructure scope following further review of the initial scope provided: » Haul road ( “ 26 km) between Isabella and Bubi » Internal mining haul roads for Isabella and Bubi, between the proposed open pit mining access and RoM handling facilities » Mine access roads to the proposed mining infrastructure including road to the Plant, Administration and Village terraces, Lime stockpile terrace, Substation terrace and existing mine infrastructure » Service roads to the PCD, RWD and the relocated Explosive Magazines » Re - alignment of a public gravel road around the McCays extension » Internal plant roads, bus drop - off and parking » Raw water pipeline from the wellfields supply to the Plant Process Water Dam » Return water pipelines from the TSF to Plant PCD . » Bulk earthworks for terraces at Isabella including the Plant, RoM tip ramp and platform, Substation, Village, Administration, Lime stockpile, Contractor’s Laydown terrace and the RoM transfer terrace at Bubi » Relocation of existing Explosives Magazines at Isabella and Bubi, » Brake test ramp for the Contractor’s Laydown terrace » Mine Village and Administration building layout » Sewer reticulation and Wastewater Treatment Works for the Plant, Administration and Village » Fire and Potable water reticulation for the Plant, Administration and Village » Stormwater channels for the Plant, Administration and Village » Process Water Dam at the Plant » PDC, provided for the Plant and Administration, as well as the Contractors Laydown terrace Only the terraces, major roads and pipelines were modelled. Estimations for the remaining Works were done and necessary allowances were provided for in the BoQ. Document Number: JZWEBR6013 - STU - REP - 001 Page 368

// Section 18
Project Infrastructure

18.3.2 General Design and Measurement Development Methodology

18.3.2.1 General Design and Measurement Methodology

The general approach adopted was to design / measure and quantify elements, identified as major capital expenses, from the compiled infrastructure layout drawings, and to make the necessary estimation and allowances for the balance of items.

18.3.2.2 Design and Measurement Inputs

The following documents provided the basis for the design and measurement:

- Developed Block Plan (Drawing Number: 0257-IH-3-000-00030),
- Engineering Design Criteria (Document Number: JZWEBR6013-CIV-DC-0024)

18.3.3 Project Specific Design and Measurement Development Methodology

18.3.3.1 Civil Works

Civil works were measured using identical elements from previous projects and general arrangement drawings used on similar previous projects.

Civils works measured and costed include the following major areas:

- RoM tip
- Primary Crusher
- Secondary Crusher
- Screening building
- Transfer Towers
- Floatation Concentrates Thickener
- Cooling Towers
- Neutralization Tanks
- Reactors
- BIOX® Area
- Flotation
- Reagents Area
- Gold Room
- Leaching Area
- Mill Structure

Document Number: JZWEBR6013-STU-REP-001 Page 369

// Section 18 Project Infrastructure » Tailing’s area » Conveyors » Water reticulation » Sewer reticulation » Buildings 2. Bulk Earthworks The bulk earthworks for the following terraces were modelled and quantified : » Plant Terrace » RoM Tip and Blending Platform » Substation Terrace » Lime Terrace » Contractor’s Laydown Terrace at Isabella » Mine Village and Administration terraces » RoM Transfer Terrace at Bubi » Explosive Magazine Terraces at Isabella and Bubi Terrace slopes follow the natural ground level where possible to minimise the amount of fill material required . Terraces are to be raised at least 150 mm above Natural Ground Level (NGL) with a minimum 1 : 150 fall to ensure that the terraces are free draining . A maximum batter slope of 1 : 2 in the cut and fill scenarios was used . The layer works for all the above - mentioned terraces, except the Contractors Laydown terrace, shall be for operational terraces only . This entails layer works to provide a terrace platform with gravel wearing course layer . Terraces would be constructed by removing 150 mm topsoil, ripping and re - compacting 150 mm of in - situ material followed by backfilling and further filling in 150 mm G 7 layers, compacted to 93 % Mod AASHTO, up to the G 5 wearing course layer which should form the final terrace level . It was assumed that all buildings and heavy structures shall be founded using restricted excavations . Layer works for the Contractors Laydown terrace was based on the layer works requirements of the CAT 773 G mining haul road identified as the design vehicle . 18 . 3 . 3 . 3 Roads The roads that were designed and measured were as follows : Document Number: JZWEBR6013 - STU - REP - 001 Page 370

DRA
// Section 18
Project Infrastructure
BILBOES

- Haul road between Isabella and Bubi
- Service roads to PCDs, TSF and relocated explosive magazines
- Re-alignment of a public gravel road around the McCays extension
- Internal Plant roads

For the roads that were selected for costing, bulk earthworks quantities and allowances were generated.

No Geotechnical Investigation Report were made available for the haul road between Isabella and Bubi and this will be done during the operational phase of the project. To complete the pavement designs for the various roads it was assumed that the in-situ material contained G10 characteristics, which would provide a CBR of 2 when material is recompacted to 93% Mod. AASHTO.

Existing road alignments were utilized for the proposed roads where possible.

18.3.3.3.1 Isabella Plant and Bubi Haul Road

The proposed haul road would provide access from Bubi to the Isabella Process Plant and is approximately 26 km in length.

Bell B40E ADTs were selected as the preferred haul truck. The width of the haul road was determined using the design criteria of 3.5 times the truck width for two-way traffic along straight road sections. This resulted in a 13,0 m wide haul road, consisting of two lanes each 6,5 m wide. A road cross fall of 3% was provided with road edges being a minimum of 300 mm above NGL to assist with stormwater drainage.

Layer works were designed based on the B40E ADT corresponding wheel loads, resulting in the layer works cross section indicated on drawing 02576-IH-2000-00036.

Available survey information provided for the haul road route did not cover the proposed route's full extent. Topography information from InfraWorks had to be used to generate a complete terrain surface which could be used for modelling the haul road. Detailed design and measurements for build will be conducted during the operational phase of the project.

18.3.3.3.2 Internal Mining Haul Roads - Isabella / McCays and Bubi

Internal mining haul roads (± 21 km) will be designed and constructed by the Mining Contractor.

Document Number: JZWEBR6013-STU-REP-001 Page 371

// Section 18 Project Infrastructure 3. Mine Access and Service Roads Mine access and service roads included roads to the Plant, Administration and Mine Village terraces, Bus Shelters, Lime stockpile terrace, Substation terrace, existing mine infrastructure, internal Administration and Mine Village roads, as well as access to the Sulphuric Acid and Lime Mix and Storage facilities at the Plant, PCD, Tailings RWD and Explosive Magazines . The road widths provided ranged from 4 , 0 m to 8 , 0 m, with each road having two lanes . The roads all have a cross fall of 3 % with road edges being a minimum of 300 mm above NGL to assist with stormwater drainage . No anticipated traffic volumes or specified design vehicle was provided for these roads . The pavement design was based on the maximum allowable axle loading of 90 kN . 4. Re - alignment of Public Gravel Road An existing gravel road currently intersecting with the proposed McCays mining site will need to be realigned outside the Bilboes mining claims . This would require approximately 7 , 6 km of gravel road to be constructed . A 10 , 0 m wide roadway was provided, which consists of two lanes, each 3 , 5 m wide, with 1 , 5 m wide gravel shoulders on either side . A road cross fall of 3 % was provided with road edges being a minimum of 300 mm above NGL to assist with stormwater drainage . No anticipated traffic volumes or specified design vehicle was provided for this road . The pavement design was based on the maximum allowable axle loading of 90 kN . 5. Internal Plant Roads The internal plant roads will be 6 m wide and gravelled . A 150 mm wearing course layer shall be provided above the final terrace level . The roads shall be sloped so that storm water run - off and wash - down water are diverted in the direction of the storm - water channels . Provision for parking areas were made within the plant terraced areas . 6. Stormwater Management Minimal allowances for earth shaped drains and stormwater culvert crossings along the various roads were made . No detail analyses of any drains or culvert crossings were done . Clean water cut off berms in and around the mining site were assumed to be constructed from stripped topsoil . Major culvert crossings were allowed for at Bubi’s stream / river crossing . Document Number: JZWEBR6013 - STU - REP - 001 Page 372

// Section 18 Project Infrastructure 18 . 3 . 3 . 4 Dams The PCDs located on the Plant terrace was modelled and quantified based on the 10 , 400 m³ capacity indicated on the Mechanical plant layout . PCDs were provided for the combined Plant and Administration building terraces and Contractors Laydown terrace . Estimated catchment areas were determined in conjunction with proposed roads and dirty water channels . The resulting runoff from these areas and required PCD size were determined based on the following criteria : Document Number: JZWEBR6013 - STU - REP - 001 Page 373 : 24 hours : 1:50 years : 120 mm : 60% » Storm Duration » Annual Exceedance Probability » Design Rainfall Depth » Average Runoff Factor » Water height of 4,0 m for the Plant / Admin PCD and 3,7 m for the Contractor Laydown PCD The resulting PCD volumes, included 800mm freeboard are as follows: » Plant and Administration PCD » Contractor Laydown PCD : 51,875 m³ : 11,760 m³ The PCD sizing accommodates for the storage and freeboard requirements only and assumes that sediment settling will occur primarily in a silt trap . No silt traps, inlets and overflows structures, or sump pump cabin structures were designed . 18 . 3 . 3 . 5 Raw Water Pipeline Raw water shall be provided via a pumped rising main from an envisaged wellfield in the vicinity of the Isabell Makokoba Village, south - west of Isabella . No information regarding the wellfield, such as average daily yield and borehole depths, were available . A design flow rate of 7 , 200 m³/day for the pipeline was allowed for . The resulting rising main shall be a buried 280 mm diameter, HDPE, PE 100 , PN 16 pipeline . The design battery limit was assumed at the provided pump, boosting the supply from the wellfields up to the Process Water Dam inlet at the Plant . Allowances for air and scour valves, couplings, fittings, welds, thrust and anchor blocks along the pipelines were made .

// Section 18
Project Infrastructure

18.3.3.6 Tailings Storage Facility Complex

The TSF Complex consists of the following:

- TSF for normal tailings
- BIOX® tailings area
- Two RWDs

A significant amount of detail design was completed by the TSF designers. This design formed the basis of the BoQ for the TSF Complex.

18.3.3.7 TSF Return Water Pipelines

The process plant water dam will be fed from two return water pipelines from the TSF, at a design flow rate of 3,600 m³/day per pipeline was provided by the Project Engineer. The resulting rising mains shall be buried 180 mm diameter, HDPE, PE100, PN8. The design battery limit was assumed at the provided pumps at each return dam, up to the Process Water Dam inlet at the Plant. No pipework, fittings or specials were allowed for downstream of the pumps.

Allowances for pumps, air- and scour valves, couplings, fittings, welds, thrust and anchor blocks along the pipelines were made. No allowances were made for any Civils associated with the pump house or Process Water Dam inlets.

18.3.3.8 Services

18.3.3.8.1 Potable Water

Potable water reticulation networks were indicated for the Plant, Administration and Mine Village. Supply to the above-mentioned areas was assumed to be from the water treatment plant and storage tank provided at the Plant. An allowance for a pumped rising main supplying storage tank located at both the Administration and Mine Village terraces was provided.

Due to the limited site information, only a bulk rising main was modelled and estimations and assumptions regarding the pipe sizes and classes required for the internal reticulation networks were made.

A design flow rate of 8.3 l/s was used for supplying the Administration Block and Mine Village. This was based on 300 people, each with a demand of 200 l/p/d. The resulting rising main line was a combination of buried 200 mm, 180 mm and 110 mm diameter, HDPE, PE100, PN16 pipes. The design battery limit was assumed as the provided pump, up to the

Document Number: JZWEBR6013-STU-REP-001 Page 374

// Section 18 Project Infrastructure storage tanks at each terrace . No pipework, fittings or specials were allowed for downstream of the pumps . No storage tanks and associated civils were allowed for at terraces . Allowances for valves, couplings, fittings, welds, thrust and anchor blocks along the networks were made . 2. Sewer Reticulation Run - off from ablutions and buildings at the Plant and Administration terraces will discharge into a gravity sewer reticulation network connecting all buildings to a wastewater treatment plant, located West of the Plant terrace . Due to the distance from the Mine Village to the wastewater treatment plant provided above, a conservancy tank was allowed for the village which would require periodic emptying . A 50 m buffer distance was established between the wastewater treatment plant and conservancy tank to the terraces in their immediate proximity . Sewer networks have not been modelled . However, estimations and assumptions regarding the various pipe sizes required were made . Some of the design parameters used for the estimations were : » Sewers designed to gravitate naturally towards sewerage treatment plant or conservancy tank » Sewers to have a minimum self - cleansing velocity of 0 . 7 m/s » Minimum pipe diameter shall be 110 mm » Sewer pipes shall be uPVC heavy duty class 34 » Precast concrete ring sewer manholes to be installed at all changes in direction and at distances not exceeding 60 m » One erf connection provided for each building identified The wastewater treatment plant and the conservancy tank were not designed or sized, and the necessary allowances for these items would need to be made by the Project Engineer or Quantity Surveyor . 18.3.3.8.3 Stormwater Networks Stormwater channel networks were provided for the Plant, Administration and Mine Village . A dirty (contaminated) - clean (non - contaminated) design philosophy was adopted . Document Number: JZWEBR6013 - STU - REP - 001 Page 375

// Section 18 Project Infrastructure The clean water system is run - off water occurring outside the plant area i . e . , not affected by plant process or mining activities and includes run - off generated from the Mine Village terrace . This water will be controlled and drained naturally into the environment . The dirty water system is run - off or wash - down water falling within the Plant and mining areas which becomes contaminated with various deleterious materials from process operations or mining activities . This system includes run - off generated from the Plant and Administration terraces . The dirty water will be controlled and drained into the provided PCDs via a channelled system . An estimated 6 . 0 km long network of concrete lined v - drains or trapezoidal channels were provided for the Plant, Administration and Mine Village . Approximately 16 stormwater culvert crossings were provided for the Plant Terrace, with additional culvert crossing allowances being made underneath access road to and inside the Mine Village and Administration blocks . Note : that only pipe lengths for stormwater crossings were provided for and that all associated structures (headwalls, wingwalls, etc . ) and reinforcement would need to be allowed for based on typical surveying allowances . The detailed stormwater analysis and network modelling for the site will need to be done as part of the next project phase to determine accurate sizing of channels and culverts, tie - in levels of networks and the subsequent pollution control inlet depths required . 4. Fire Water Reticulation A fire water reticulation network was provided for the Plant terrace only and is an indicative layout for quantity purposes only . The fire water reticulation network would need to be designed and signed off by a Fire Consultant . No separate fire reticulation network has been allowed for at the Administration or Mine Village . The potable water networks for each, including their storage tanks, would need to be designed and sized to accommodate the required fire flows at each terrace . Estimations and assumptions regarding the various pipe sizes and classes were made . Design parameters used for the estimations are detailed below : » The fire water will be pumped from the raw water tank east of the Plant Process Water Dam » Hydrants are located at a maximum of 100 m apart with a maximum reach of 50 m each » Hydrants shall be gun metal 80 mm BSP x 65 mm » Isolation valves are provided in the reticulation network Document Number: JZWEBR6013 - STU - REP - 001 Page 376

// Section 18 Project Infrastructure » Reticulation network design is based on peak flows which occur when a certain number of hydrants operate simultaneously during an emergency » Fire water supply pipes shall be HDPE PE 100 PN 12 . 5 Allowances for valves, couplings, fittings, welds, thrust and anchor blocks along the PCD sizing accommodates for the storage and freeboard requirements only and assumes that sediment settling will occur primarily in the silt trap . No silt traps, inlets and overflows structures, or sump pump cabin structures were designed . » All associated stormwater crossings structures (headwalls, wingwalls, etc . ) and reinforcement required » All Buildings and Structures, including their civils » Services to / from the mining laydown terraces at Isabella and Bubi 4. Assumptions The following assumptions were made in the measurements : » Removal of topsoil shall be 150 mm thick » 10 % of bulk excavation assumed as intermediate excavation, 5 % hard rock excavation » No overhaul on material was allowed for assumed that all material could be obtained or spoiled within 2 km free haul distance . If not the case, Project Engineer to make necessary allowances » Functional terraces provided only, which mean a terrace platform allowing stormwater drainage . Layer works shall be G 7 fill, above 150 mm topsoil strip, up to G 5 capping layer to form terrace platform » Allowances for isolation, air valves and scours along the raw water pipelines were made based on the topography ; no detailed analysis of valve placement was completed » All heavy structures would be founded conventionally, with light buildings having restricted excavation below them with engineered soil mattress (no allowances) » The Mean Annual Precipitation (MAP) for Bulawayo was adopted . » A combined PCD for the Plant and Administration terrace was provided for a separate PCD would be required for the Contractor’s Laydown terrace and surrounding area » PCD volumes and dimensions are for storage requirements only and assumes that sediment settling will occur primarily in the silt trap » Utilizing existing Explosives Magazine sites for Nitrate Storage Document Number: JZWEBR6013 - STU - REP - 001 Page 377

// Section 18 Project Infrastructure Clean water cut off berms in and around the mining site were assumed to be constructed from stripped topsoil instead of storing material . Mechanical Engineering 1. Engineering Design Criteria Applied The mechanical design criteria cover the process plant and mining related equipment and is based on established technology and practices in the gold mining and processing industry . In general, equipment shall be designed: » “Fit for purpose”, to perform duties specified in the process design criteria and under conditions prevailing at the site of the works » For safe operation, inspection, maintenance, cleaning, and repair » For a cost - effective operation (reliable, efficient, low initial and operating cost) 18 . 4 . 2 Basis of Mechanical Designs Engineering aspects will be developed and optimised for clear definition of scope for the project . Mechanical equipment design shall be based on application of established technology and practices in the gold mining and processing industry . Equipment will be designed and selected on a “fit for purpose” basis, to carry out required duties over life of mine period . Mining and process plant equipment and infrastructure will be designed for “LoM", of . approximately 15 years . Mechanized and automated methods shall be implemented where there is clear contribution to a safer, more productive, and less labour - intensive environment . Total life cycle costing of equipment and processes over "LoM” shall be considered during design and equipment selection phase . Engineering design will endeavour to address outcomes of risk assessments and HAZOP studies . Resulting designs, selected equipment and processes shall be safe for operating and maintenance by personnel and shall be eco - friendly . Value improving initiatives will be undertaken through application of practical value engineering techniques and the philosophy of standardisation and rationalisation of equipment (to reduce spares holding requirements) . Design to capacity and process simplification will be applied where possible . Document Number: JZWEBR6013 - STU - REP - 001 Page 378

// Section 18 Project Infrastructure Conveyor equipment shall be designed in accordance with requirements detailed in Conveyor Design Criteria . Conveyor design standards and recommendations issued by the Conveyor Equipment Manufacturers Association (CEMA USA) and ISO 5048 requirements shall be used as guidelines . Engineering designs, materials supplied, and construction shall comply with the latest edition, including all amendments, of National Acts, Provincial Ordinances and Acts, Municipal Byelaws, environmental, safety and licensing laws and any other laws, regulations, directions, permissions, and other requirements which are applicable to the works, as amended from time to time . Zimbabwean Acts and Regulations i . e . , Mines and Mineral Act (Chapter 165 ), Mining (Management and Safety) Regulations, Factories and Works Act, Chapter 14 : 08 of 1996 , Statutory Instrument 109 of 1990 and Mining (Health and Sanitation) Regulations and Statutory Instrument 182 of 1995 will be applied during the design process . 3. Mechanical Equipment Sourcing and OEMs Service factors for all equipment shall meet or exceed the design service factor based on the specified duty point . Unless otherwise specified in the technical specification, material of construction shall be as recommended by the vendor, shall be new and in accordance with the relevant national or international standards . Only equipment with proven service in similar applications shall be considered. Mechanical equipment will be sourced from reputable international suppliers with a proven track record and approved by the Client. Only the use of experienced suppliers for the supply of the large agitators in the BIOX® plant sections will be considered. 4. Mechanical Issues of Importance Although the expected LoM is not extremely long, specific attention should be given to the materials of construction as well as the corrosion protection of equipment and structures . Extreme corrosion can be expected in the BIOX® plant sections as well as the elution and reagent areas . Adherence to the prescribed corrosion protection specifications in these areas is critical and no lower grade alternatives should be considered as this will result in early failure . Document Number: JZWEBR6013 - STU - REP - 001 Page 379

// Section 18 Project Infrastructure Stainless steel ( 316 L), duplex stainless steel (LDX 2101 ) and fibre grating have been specified for certain areas and applications . Quality control on these items is of critical importance specifically if fabricated on site . Only the use of experienced suppliers for the supply of the large agitators in the BIOX® plant sections will be considered . Electrical Power Supply and Reticulation (including Communications) 18 . 5 . 1 Interconnection to National Grid Power will be supplied from the Zimbabwe National Grid by constructing a 70 km 132 kV Lynx line from Shangani Substation . To feed the line, a line bay will be constructed at Shangani . A mine substation will be constructed at Isabella . The estimate received is for a 132 - kV substation, equipped with a 50 MVA 132 / 33 kV step - down transformer . During detail design it should be considered to reduce the secondary voltage to 11 kV to enable the MV motors to be fed directly without an additional 33 / 11 kV transformer . The 1 . 5 MVA required by Bubi can also be supplied at 11 kV . Power factor correction will be done with 11 kV capacitors. Interfaces with other designs occur at the following battery limits: » Zimbabwe Electricity Transmission and Distribution Company (ZETDC) » 132 kV Substation The bulk electricity supply for the project is being planned to cater for a production rate of 508 tph RoM . This corresponds to an electrical load of up to 34 MVA . 18 . 5 . 2 Basis of Design The MEL was used as the basis to calculate the power required to operate the mining works envisaged . Two factors (Diversity and Utilization) are applied to the kilowatt value provided within the MEL . The Diversity Factor is a measure of the probability that a piece of equipment will be turned “ON” during the operation of the plant . Therefore, the diversity factor for equipment required to operate the mine is set at 100% . Equipment that is utilised as spare or standby, therefore, has a factor of 0 % assigned for sump pumps a factor of 10 % was applied . The Utilization Factor is the ratio of the maximum load which could be drawn to the rated capacity of the specified equipment . The factors applied, are factors that have evolved from previous project experiences . The factors used for the DFS are as follows : Document Number: JZWEBR6013 - STU - REP - 001 Page 380

// Section 18
Project Infrastructure

Table 18-7: Utilization and Diversity Factors

Equipment	Utilization Factor	Diversity Factor
Pumps	70%	
Mills	80%	
Float cells	80%	
Conveyors	60%	
Sump pumps	70%	10%
Screens	70%	
Feeders	70%	
Crushers	60%	
Hoists and Cranes	50%	
Standby (All Equipment)	0%	0%

All equipment is specified to meet at least the following conditions:

Table 18-8: Design Conditions

Description	
Lightning strike incidence:	High
Plant availability:	95%
The voltages used are:	ZETDC supply 132 kV three phase 50 Hz 11 kV for medium voltage reticulation 11 kV for motors above 1,000 kW * 525 V for motors up to 400 kW * 400 V for welding supplies 230 V for single phase socket outlets. Digital 24 Vdc Instrument supply 110 Vac Analogue 4-20 mA (2-wire)

* Motors between 400 kW and 1,000 kW will be assessed on an individual basis, depending on type, location, and application.

18.5.3 Power Requirements

The connected and anticipated running power demand of the mine and plant can be seen in Table 18-9 which compares the installed and anticipated running power and lists the estimated running maximum demand.

Table 18-9: Substation Loading

	Installed Power (kW)	Run Power (kW)	Estimated Maximum Demand (kVA)
Mills and other 11 kV motors	22,360	18,836	19,220

Document Number: JZWEBR6013-STU-REP-001 Page 381

// Section 18
Project Infrastructure

	Installed Power (kW)	Run Power (kW)	Estimated Maximum Demand (kVA)
Plant LV Load	18 960	13 858	14,146
Infrastructure	1,700	1,700	2,205
Total	43,020	34,394	35 571

18.5.4 Emergency Power

Four 2.5 MVA emergency power generator sets will be installed and connected to the 11 kV consumer substation. Emergency power is reticulated to downstream substations at 11 kV, where it is distributed to the MCCs.

18.5.5 MV Distribution

Reticulation through the plant is done at 11 kV with cables preferably running along structurers. Power distribution would be via 2,000 kVA 11 kV / 550 V distribution transformers for all process related equipment 11 kV / 400 V mini substations for all infrastructure and maintenance related equipment.

18.5.6 Power Factor Correction

In the ideal situation, equipment would consume all the power drawn from the main supply. However, this is not the case, and harmonic currents and possibly spurious voltages are introduced into the primary power network. Harmonics can damage cabling and equipment connected to this network. Electric motors have poor power factor as they draw current out of phase with the supply voltage. Power factor correction is therefore applied to create an almost unity power factor for the total load connected to the supply to reduce these harmful non-linear characteristics.

The main Consumer Substations is a single bus as there is no benefit in a sectioned or double busbar system if there is only a single supply. The generators and power factor correction will also be connected to the main consumer substation.

18.5.7 Motor Control Centres

Motor Control Centres (MCCs) are included in the design to allow for control of drives and supply of 525 V power to the motors installed in the plant.

There is a total of 13 MCCs throughout the plant area.

Key points of the design philosophy adopted include:

- The transformers were sized to allow for 15% spare capacity

Document Number: JZWEBR6013-STU-REP-001 Page 382

// Section 18 Project Infrastructure » The MCCs were designed allowing for a spare capacity of 20% » The study allows for forward and reverse switching incomers for the flotation cells » All safety circuits i.e., E - stops and pull switches will be hard wired to the MCC bucket » In the case of dual motor screens each motor is fed with its own independent cable Cooling of the MCC is required and a cost provision was made for fans and air conditioners in the MCCs buildings . The HVAC system for the MCCs will comprise of split unit air conditioners and pressurization fans to prevent ingress of dust . A fault level of 50 kA on the 525 V network was calculated for the Distribution Transformers . This is based on a 2 , 000 - kVA transformer with an impedance of 5% . A fault level of 25 kA on the 400 V Lighting Distribution network, was calculated for the Lighting Transformers . This was based on a 630 KVA transformer with an impedance of 4 . 5% . The required motor sizes and loads were obtained from the MEL . 8. Earthing and Lightning Protection No earthing design was done. A cost provision was made for the earthing installation based on the evaluation of plants of similar size. The requirement for the earthing system for the project is a reading of 10 Ω or better for lightning protection and 1Ω or better for the electrical substation area. Earthing will be done by a combination of earth rods, trench earth and, if needed, earth electrodes to achieve the required resistance to earth. The 11 kV Reticulation earth fault capacity will be determined by the neutral earthing arrangements for the main supply transformer (typically 355 A). Star points of 11 kV / 525 Volt distribution transformers will be connected to earth via a 33 Ω Neutral Earthing Resistors. The detail engineering can be done once an earth resistance test of the soil conditions at the site has been completed. 9. LV Motors All electric motors are to be supplied as per the Electrical Design Criteria and Motor Specification. Document Number: JZWEBR6013 - STU - REP - 001 Page 383

// Section 18 Project Infrastructure Generally, motors will be designed to IEC 60034 , for continuous duty class S 1 . Insulation will be Class H . Temperature rise will be limited to 80 ƒ C (Class B) . Enclosures will be IP 55 . All motors are to be specified for variable frequency invertor supplied duties . All motors ≤ 400 kW will be rated 525 V . Motors > 400 kW < 1 , 000 kW shall be supplied at either 525 V or 11 kV as per the engineer’s discretion . Motors > 1 , 000 kW will be supplied at 11 kV . Motors sizes were specified according to the mechanical equipment list . F o r m ot o rs su pp li e d b y Variab l e Spee d D r i ve ( V S D ) f r o m a ded i cated co n v er t e r tr an s f o r m e r , t h e m o t o r vo l t ag e w a s s e l ecte d f o r t h e m os t e co n om i c tr a n sf o rm e r driv e m o t o r c o m b i na t i on . Mill motors are specified as slip ring induction motors with Liquid Resistance Starters . 10. Substation Buildings and Transformers Enclosures The substation buildings are of the raised floor brick type to house either the MV switchgear or MCCs . Each building will contain an HVAC unit to transfer the heat load out of the building and to keep a positive pressure within the building . Fire detection has been allowed for each MV building and MCC . Single transformers have been provided with a surrounding fence, but no firewalls were provided for transformers not immediately adjacent to other buildings . Where the transformer is adjacent to a building, a firewall will only be provided on the side adjacent to the building . Where two or more transformers are located together, firewalls have been provided between the transformers . Transformer bays have been provided with a pad lockable gate . 11. Fire Protection An allowance has been made to install fire detection systems in the substation and MCC buildings . 12. Racking and Steelwork In the plant area cables will be run on vertically mounted hot dip galvanized mild steel cable racks . Cable racks were sized to provide a minimum of 20 % spare capacity after design . Separate electrical and instrumentation cable racks were allowed for . Cables outside the plant area will be buried within dedicated cable trenches . Cognizance of cable theft was considered . Racking and steelwork are factored based on cable quantities using historical data . Costs are included in the E&I installation BoQ . Document Number: JZWEBR6013 - STU - REP - 001 Page 384

// Section 18 Project Infrastructure 13. Cables XLPE 6 . 35 / 11 kV individual screened copper conductor Type A XLPE/PVC/SWA/PVC cable to SANS 1339 will be used for the medium voltage reticulation . Copper conductor PVC/PVC/SWA/PVC 600 to 1 , 000 volts cable SANS 1507 and SANS 1574 will be used for low voltage reticulation . Standard “red stripe” cable is to be utilized for surface installations . Power cables shall have four cores, the fourth core being utilized as an effective earth between the equipment (e . g . , motor) and the substation earth bar . AC cables were sized for a 5 % voltage drop during full load running conditions . Cables were not de - rated by more than a factor of 0 . 8 . MV and LV cable lengths were estimated from the envisaged block plan . 14. Lighting and Small Power » Illumination General Lighting has been allowed for in all general plant areas . Conveyors will have lighting along the walkways, at the head, tail end, drive, and transfer points . General area lighting for non - plant and mining areas will be allowed for separately via high - mast general area lighting . » Fittings - General Plant lighting including emergency lighting has been provided using energy efficient LED light fittings . Bulkheads and floodlights are to be used to achieve illumination levels as required by the Machinery and Occupational Safety Act and SANS 10114 . Typical values are : Document Number: JZWEBR6013 - STU - REP - 001 Page 385 » Change Rooms » Plant » Control Rooms » Outdoor Areas - General » Catwalks, stairways » Conveyors » Substations » Substation Yards » Offices » Workshops : 200 Lux : 160 Lux : 300 Lux : 15 Lux : 20 Lux : 10 Lux : 200 Lux : 15 Lux : 500 Lux : 300 Lux

// Section 18 Project Infrastructure All light fittings will be positioned for ease of access from a step ladder for maintenance purposes . No security lighting along any perimeter fences, general areas, roadways, and crossings has been allowed for . 15. Control and Instrumentation Instrumentation take - offs were derived from the available PFDs, MEL and Load List based on principles utilized in similar plants and In - line with the specifications outlined in the EDC . The detail and requirements of valves and inline / piping instrumentation quantities were discussed in detail together with the Process Engineer to create an accurate BoQs . A combination of intelligent and conventional types of instrumentation will be used . The instruments will be wired to a ProfiNet Fieldbus network . The vendor packaged instrumentation (where applicable) will be wired to ProfiNet based or AS - I Master panels and Remote I/O Panels . Equipment enclosures shall be manufactured from Stainless Steel ( 304 SS) or Polycarbonate, depending on the application . 16. PLC Allowance The Control System (CS) design was based on Siemens WinCC Runtime Professional Supervisory Control and Data Acquisition (SCADA) System with S 7 - 1518 range of Programmable Logic Controllers (PLCs) . The main PLCs will be centrally located in the Engineering Rooms except for the dedicated substation monitoring PLCs . 17. SCADA Control System The plant will be controlled by a suitably configured PLC / SCADA Control System linked to a Central Control Room, equipped with comprehensive SCADA workstations . All aspects of the concentrator Plant will be monitored and controlled from the CS . Field mounted “Start” buttons will only be enabled in maintenance mode, and the “Stop” button always enabled . Interlocking is implemented in the PLC . Drives cannot run without a functional PLC unless specially configured . 18. Level of Automation The automation design will be in accordance with the plant PIDs . Equipment selection will be in accordance with the project approved vendors list . All the motors will be equipped with Start / Stop stations which will communicate with the CS via the ProfiNet control network . Document Number: JZWEBR6013 - STU - REP - 001 Page 386

// Section 18 Project Infrastructure The CS will fully control and monitor all control and visualization functions of the plant including : » Motor Control » Valve Control » Safety and Process Interlocking » Analog Range and Limit Monitoring » PID Control Loops » Sequential Start - up and Shutdown Sequences » Fire Suppression and Alarming 18 . 5 . 19 Process Network Communication The backbone for the CS communication is based on a redundant ring optic fibre network . This communication will be used to support all critical CS data communication requirements for the Project . 18 . 5 . 20 Solar Plant It was requested that the possibility of using alternative power also be investigated . The only feasible alternative energy source is solar . The plant load was estimated to be about 34 MW and this value was used as the base case study as per Appendices, Chapter 29 , ECI Information . Typical solar plant efficiency is about 84% . The required installation would therefore be around 40 , 500 kWp . Budget cost for the construction of a solar plant is US $ 850 / kWp . The indicative cost for a solar plant to feed the plant 7 hours per day would be USD 34 , 425 , 000 . An indicative maintenance cost of a solar plant is US $ 16 . 00 per kWp per annum . Indicative maintenance cost for a 40 , 500 kWp plant would be US $ 648 , 000 per annum . The indicative cost for grid power is US $ 0 . 0986 / kWh . The indicative potential saving if grid power is not used for 34 MW, 7 hours per day for 365 days would be US $ 8 , 565 , 382 – US $ 648 , 000 = US $ 7 , 917 , 382 . To supply the plant, a 70 km, 132 kV Lynx line, capable of 118 MVA would be built from Shangani Substation and a 50 MVA step - down transformers and associated equipment installed . Document Number: JZWEBR6013 - STU - REP - 001 Page 387

// Section 18 Project Infrastructure It is therefore potentially possible to feed 50 MVA back into the grid . The required solar plant would be 60 , 000 kWp . At US $ 850 / kWp, the indicative cost for the plant would be US $ 51 , 000 , 000 . Maintenance cost is estimated to be US $ 960 , 000 per annum . In 365 days, 7 hour per day the plant will generate 125 , 195 , 000 kWh and the indicative sell price is US $ 0 . 08 / kWh . Potential income is US $ 10 , 015 , 600 – US $ 960 , 000 = US $ 9 , 055 , 600 . The cost of a solar plant to feed the mine and deliver 50 MVA to the grid will be 100 , 500 kWp x US $ 850 = US $ 85 , 425 , 000 . Maintenance cost will be 100 , 500 kWp x US $ 16 = US $ 1 , 608 , 000 per annum The indicative estimate is that the 100 , 500 kWp solar plant will require more than 100 hectares to construct . The potential solar plant warrants a further detail study to confirm the indicative values. General Infrastructure Table 18 - 10 lists the building infrastructure that was allowed for in the FS. Table 18 - 10: Building Infrastructure Size (m 2 ) Type Building 170 Prefabricated building Security and Access Control 430 A prefabricated building. Office furniture has been included in the square meter rate. Admin Building 540 A prefabricated building. Typical laboratory equipment has been included in the square meter rate. Plant Laboratory 170 Prefabricated building Control Room 325 Prefabricated building/s Changehouse/s 220 and 100 Two conventionally constructed buildings (brick and mortar) Stores 520 A conventional constructed building (brick and mortar) General Workshop 270 Conventional constructed building (brick and mortar) Crusher Workshop 220 Conventional constructed building (brick and mortar) Electrowinning and Gold Room 302 Prefabricated building Crusher MCC 253 Prefabricated buildings CIL MCCs 65 Prefabricated building Floatation MCC 351 Prefabricated building Substation 38 Two conventionally constructed buildings (brick and mortar) Return Water Dam Pumphouses Document Number: JZWEBR6013 - STU - REP - 001 Page 388

// Section 18
Project Infrastructure

18.6.1.1 Project / Construction Accommodation

Conventionally constructed (brick and mortar) residential units have been allowed for in the FS.

These include:

- Family units
- Single quarters
- Senior single units
- Executive single units
- Recreation centre

18.7 Water Management Infrastructure

18.7.1 Water Balance

18.7.1.1 Legislation and Design Standards

The stormwater collection dams, and the pollution control dams as proposed herein, were designed in compliance with the International Finance Commission (IFC) Environmental, Health and Safety (EHS) Guidelines for Mining (2007), together with the applicable local Zimbabwean Standards.

The IFC guidelines require the following:

- Establish a water balance (including probable climatic events) for the mine and the related process plant circuit and use this to inform the design of the water infrastructure
- Discharges to surface water should, without dilution, meet the IFC Effluent Guidelines (at least 95% of the time that the mine is operating) which should be calculated as a proportion of the annual operating hours

Compliance with the items above is demonstrated through the application of daily time step water balance modelling, where it must be ensured that the dam is only allowed to spill on an annual probability of 5% (i.e., the dam must not spill more than 5% of the days modelled in any given year).

The Zimbabwean administrative and regulatory frameworks and requirements that are pertinent to the hydrology assessments and management of water at the site were identified as follows:

Document Number: JZWEBR6013-STU-REP-001 Page 389

// Section 18 Project Infrastructure » The Environmental Management Act (Chapter 20 : 27 ) which provides the platform for the formation and operation of the Environmental Management Agency (EMA) whose relevant role in the management of environmental quality as applicable to this study will be to ensure compliance with Part IX of the EMA 20 : 27 where the following applies :  Section 57 : the mine should ensure that water quality is in line with standards set up in the Environmental Management (Effluents and Solid Waste Disposal) Regulations, 2007 (SI 6 of 2007 )  Section 58 : the duty lies with the mine to supply information on the quantity and quality of any effluent » The Water Act (Chapter 20 : 24 ) which specifically incorporates the legislation around the use and storage of water as follows  Section 32 the need to apply for a permit to use water from a public stream, storage works or borehole or use of water  Section 45 subsections (4) to (11), a person who intends to conduct operations that will interfere with the banks, bed or course of a public stream, or any marshes, springs, etc, shall apply for a permit from the catchment council to do such activity  Section 96 subsection (1), the construction of small dams must be in line with Part IX on dam safety considerations and construction authorisation requirements as outlined in Section 99 to Section 101 » The Water Act Established Catchment Councils with each council responsible for water resource planning, considering applications for water permits and resolving disputes between water permit holders . The Water Act (Chapter 20 : 24 ) saw the establishment of the Zimbabwe National Water Authority (ZINWA) through the Zimbabwe National Water Authority Act (Chapter 20 : 25 ), an institution responsible for implementation of the Water Act and management of the catchment councils, hence the institution responsible for all water related mine requirements In addition to the above legislation, the “Guide to Design and Construction of Medium Sized Dams in Zimbabwe” (Ministry of Water Development, 1977 ), was also consulted for guidance . To ensure compliance with the Zimbabwean legislation above, Bilboes will undertake the development of a water - monitoring system, the management of water pollution through water quality assessments and the preventing of effluent discharge as part of the water balance and stormwater management plans . In the process, relevant consultation with EMA Matabeleland North provincial offices and the ZINWA Gwayi Catchment Council will be Document Number: JZWEBR6013 - STU - REP - 001 Page 390

// Section 18 Project Infrastructure undertaken for any water related activities such as abstraction of water and dam design and authorisation . 2. Hydrology The project site falls within the Bembezi river sub - catchment which drains north towards the Zambezi River . The Gwayi catchment largely comprises the Northern Matabeleland area of hydrological zone A . Daily and monthly rainfall were obtained from the Nkayi station from the Meteorological Services Department of Zimbabwe (MSD - Z) for 38 hydrological years (from 1980 to June 2018 ) and were analysed to determine the long - term monthly averages, minimum and maximum monthly rainfall . The Mean Annual Precipitation (MAP) is 657 . 0 mm ; the wettest hydrological year saw 53 % more rainfall than the MAP and the driest hydrological year saw only 60 % of the MAP . The driest period was associated with the drought experienced in the 1990 s . Data from the Nkayi station was adopted as the design data owing to the weather station having an acceptable length of record of monthly rainfall data and being located closest to the site and at a similar altitude . Ten years of monthly pan evaporation measurements for Bulawayo Goertz were provided by the MSD - Z . A pan coefficient of 0 . 75 was adopted for the conversion of Epan measurements to a reference evapotranspiration . The annual maximum rainfall analysis for various duration storm events (from 24 hr up to 7 days) was undertaken on the 38 years of daily rainfall records supplied by the MSD - Z . The Generalized Extreme Value (GEV) distribution was then fitted to the annual maximum series to estimate storm depths for events with an annual probability of occurrence of up to 1 : 10 , 000 ( 0 . 01% ) . 3. Design Concepts In the absence of specific local legislation, a conceptual stormwater management plan was developed in line with regulation GN 704 of the South African National Water Act, 1998 (Act No . 36 of 1998 ) . The requirements of this regulation to which the stormwater infrastructure was designed, can be defined as follows : » Clean water from the catchments upstream of the mining infrastructure will be diverted around the proposed infrastructure Document Number: JZWEBR6013 - STU - REP - 001 Page 391

// Section 18 Project Infrastructure » Dirty stormwater will be collected on site and reused . Dirty stormwater collected in these channels will be conveyed through silt traps before discharge into PCDs . Sediment will be recovered from silt traps and disposed of appropriately » Dirty water conveyance infrastructure at the plant was sized for flows from a 1 : 50 year, 24 - hour rainfall event using the SCS (Soil Conservation Services) methodology . GN 704 requires that dirty water containment facilities are designed, constructed, maintained, and operated so that they are not likely to spill into a clean water environment more frequently than once in 50 years . » GN 704 further requires that as a minimum, capacity to contain the 1 : 50 year design volume and an additional 0 . 8 m freeboard, should always be available within the dam Provision was made for lining of the stormwater channels in critical sections where velocities are too high to prevent erosion or scour . Circular concrete culverts were provided at the road crossings . A site wide water balance was developed, to estimate the return water, the make - up water and / or the discharge requirements for the proposed infrastructure . This water balance was used to analyse the start - up, midlife, and end of life of mine conditions . The water circuit was clearly defined together with a collection and water management strategy . The reuse of dirty water will be prioritised thereby reducing the impacts of the project on the surface water resources . Impacts on the surface water quality and quantity were identified and mitigation measures recommended . Any substances which may potentially pollute surface water should be stored within a suitably sized bunded area and where practicable covered by a roof to prevent contact with rainfall and/or run - off . Additional mitigation measures are recommended as required . A monitoring plan is proposed for the monitoring of the water quality, quantity, and the water management infrastructure . All measures implemented for the mitigation of impacts, should be regularly reviewed against best practice and in line with compliance requirements of the various licences issued on site by the authorities . All mitigation and monitoring measures must be implemented for the project to proceed . 18.7.1.4 Steady State Water Balance A site wide monthly water balance model was developed for the project to establish the following : Document Number: JZWEBR6013 - STU - REP - 001 Page 392

// Section 18 Project Infrastructure » Storage sizes for the proposed dirty water dams / sumps (complex PCDs) » The average wet, dry season and average monthly water balance The model focused predominantly on the interaction between rainfall, evaporation, groundwater ingress, mine water demands and make up water, with the aim of developing a water balance control philosophy for the management of water on the mine . The water balance simulated water re - use associated with the processing plant, as a pump rate out of the PCD for each of the two mining phases as follows : » Phase 1 – 240 ktpm » Phase 2 – 180 ktpm The water balance was simulated for the full record available and then analysed for both the wet and dry seasons . 1. Water Balance - Assumptions The following assumptions concerning the water balance apply: » It was assumed that the mine operation employs 140 people on a permanent basis and each person would require 150 litres per day » From the water used per person per day 10% is lost and 10% is taken up in use  Operating hours were estimated on the basis of 10 working hours per day and 22 working days per month » Evaporative losses in the Plant PCD were taken as 10% of the inflows » Evaporative losses in the WRDs and PCDs were estimated at 20% of the inflows 18.7.1.4.2 Input Parameters The following input parameters were used in the water balance model: a) Climatic Data Rainfall data used in the water balance model were sourced from the Meteorological Services Department of Zimbabwe (MSD - Z) . Daily rainfall from 1980 to 2010 and from 2013 to 2018 , as well as monthly rainfall records from 1998 to 2018 , all obtained from the Nkayi weather station were used for the estimation of design storm intensity . Monthly evaporation data used in the water balance model were sourced from the MSD - Z from the Bulawayo Goetz evaporation station . Document Number: JZWEBR6013 - STU - REP - 001 Page 393

// Section 18
Project Infrastructure

b) Portable Water

It was assumed that the mine operation has 140 people throughout the day and each person would require 150 litres per day.

c) Open Pit Mining Water

- Groundwater - Groundwater inflows in the open pit mining were sourced from the Scoping Report for Isabela McCays and Bubi sites undertaken by SLR Consulting Pty (Ltd) (2018)
- Stormflow - Defined as the run-off response to a specific rainfall event consisting of both surface runoff and sub-surface flow but excluding base flow (delayed subsurface response). This was calculated as the product of daily stormflow depths and the corresponding contributing catchment areas
- Dust Suppression - Dust suppression volumes were provided by DRA
- Mining Water Requirements - Mining Water Requirements were obtained from the Scoping Report for Isabela McCays and Bubi -sites undertaken by SLR -

d) Plant Operations and Services

Operating hours were assumed based on current shifts. Total Process Water Demand values were obtained from the Scoping Report undertaken by SLR. The plant process and raw water values required were acquired from Plant Water Balance conducted by DRA.

e) Tailings Storage Facility

Tailings input into the site-wide water balance included the following information derived from the TSF design by SLR:

Tailings Slurry Characteristics - as tabulated below in Table 18-11.

Table 18-11: Bilboes Tailings Slurry Properties

Description	Value / Property		
Tailing's slurry characteristics	% Solid's concentration, C_w:	Flotation tailings Stream	40% (Supplied by Outotec / DRA)
		BIOX® tailings Stream	20% - 25% (Supplied by Outotec)
	Specific Gravity (SG):	Flotation tailings Stream	2.65 - 2.75 (Supplied by Outotec / DRA)
		BIOX® tailings Stream	2.70 - 2.80 (Supplied by Outotec)

Document Number: JZWEBR6013-STU-REP-001 Page 394

// Section 18 Project Infrastructure Value / Property Description 1.337 t/m 3 (calculated) Flotation tailings Stream Slurry feed relative density 1.14 t/m 3 (calculated) BIOX® tailings Stream Document Number: JZWEBR6013 - STU - REP - 001 Page 395 Penstock Decant from TSF - these were derived from a high - level run - off model of the TSF surface area considered for each of the two phases of tailings deposition with rates of 240 ktpm and 180 ktpm . The monthly average decant water was then calculated as a function of rainfall, evaporation, lock - up / interstitial water and slurry water . 18.7.1.4.3 Steady State Water Balance Analysis The water balance results are summarised into monthly average wet and dry season water balances as well as the average monthly water balances. The wet and dry seasons are represented by the average of January and the average of July results respectively, for the three phases of the LoM.

// Section 18 Project Infrastructure Figure 18 - 2: Phase 1 Monthly Wet Season Water Balance Document Number: JZWEBR6013 - STU - REP - 001 Page 396

// Section 18 Project Infrastructure Figure 18 - 3: Phase 1 Monthly Dry Season Water Balance Document Number: JZWEBR6013 - STU - REP - 001 Page 397

// Section 18 Project Infrastructure Figure 18 - 4: Phase 1 Monthly Average Water Balance Document Number: JZWEBR6013 - STU - REP - 001 Page 398

// Section 18 Project Infrastructure Figure 18 - 5: Phase 2 Monthly Wet Season Water Balance Document Number: JZWEBR6013 - STU - REP - 001 Page 399

// Section 18 Project Infrastructure Figure 18 - 6: Phase 2 Monthly Dry Season Water Balance Document Number: JZWEBR6013 - STU - REP - 001 Page 400

// Section 18 Project Infrastructure Figure 18 - 7: Phase 2 Monthly Average Water Balance 18.7.1.4.4 Steady State Water Balance Analysis Results Table 18 - 12: Water Requirements and Pump - Out Rates during Dry Season for Flotation and BIOX® Compartments BIOX® Flotation Infrastructure 180 ktpm 120 ktpm 180 ktpm 240 ktpm Tailings Deposition Rate 99 69 370 493 Required pump out rate (m 3 /hr) 68.3 38.4 117.7 196.4 Available Pumping Rate (m 3 /hr) * 0 0 201.3 250.6 Required Make - up Water (m 3 /hr) * Document Number: JZWEBR6013 - STU - REP - 001 Page 401

// Section 18 Project Infrastructure Table 18 - 13: Water Requirements and Pump - Out Rates during Wet Season for Flotation and BIOX® Compartments BIOX® Flotation Infrastructure 180 ktpm 120 ktpm 180 ktpm 240 ktpm Tailings Deposition Rate 99 69 370 493 Required pump out rate (m 3 /hr) 82.8 52.93 195.2 288.2 Available Pumping Rate (m 3 /hr) * 0 0 0 0 Required Make - up Water (m 3 /hr) * The steady state water balance analysis indicates that the Bilboes flotation circuit requires on average approximately 250 m 3 /hr ( 6 , 015 . 6 m 3 /day) during Phase 1 before decreasing to 201 . 3 m 3 /hr ( 4 , 854 . 0 m 3 /day) in Phase 2 . Dynamic Daily Time Step Water Balance Analysis A site wide water balance simulation model using a daily time step was developed for the proposed project to dynamically simulate the movement of water throughout the key elements of the mine water infrastructure . The daily time step water balance model aims to improve the understanding of the movement and the status of the water storage and transport infrastructure elements on the mine and how these changes in response to the varying climatic conditions . The model can be used to estimate the annual clean water / raw water requirements of the mine and evaluate the effectiveness of employing alternative water supplies and water demand management plans on the site . The daily time step model was run using synthetically generated daily rainfall data derived from the available 38 - year rainfall record from the Nkayi Weather station . The model considered the following macro water management components of the mine . » Water uses - potable water from boreholes, recycled water from the pits and WRD, potable water demands, and non - potable water demands (dust suppression and processing) » Open pits (Isabella, McCays and Bubi) - stormwater inflow, groundwater inflow, evaporation losses, dust suppression and dewatering from the open pits » Dams - stormwater inflows, pit dewatering, evaporation losses, spillages, and reuse of non - potable water » Storage sizes for the proposed dirty water dams / sumps (complex PCDs) » The average, wet and dry season flows, and the monthly water balances across the complex Document Number: JZWEBR6013 - STU - REP - 001 Page 403

// Section 18 Project Infrastructure The site wide water balance simulation was undertaken for Isabella and McCays excluding Bubi as there is no processing and therefore no raw water requirements . 1. Water Balance Control Philosophy To ensure the safety of mine personnel, protection of the environment and to manage the anticipated future increases in the cost of water the following overall water balance priorities were defined in order of precedence : » Water Balance Priority 1 - Surface water runoff management issues associated with management of stormwater include separation of clean and dirty water, minimizing run - off, avoiding erosion of exposed ground surfaces, avoiding sedimentation of drainage systems, and minimizing exposure of polluted areas » Water Balance Priority 2 - Containment of dirty water to IFC Regulations any unpolluted runoff water (clean water) must be separated or diverted, away from any polluted water (dirty water) and/or polluted areas . The accumulation of water into the open pit must be limited to minimise the impact on mining activities and mine personnel within the open pit » Water Management Priority 3 - Process make up water make up water must be kept to a minimum by optimising the re - use of existing dirty water sources and limiting the use of more costly and scarce clean water sources The water balance simulated considers probable climatic events, minimization of make - up water and opportunities for the reuse, recycling, and treatment of process water . 18 . 7 . 1 . 5 . 2 Input Parameters a) Climatic Data A daily time series rainfall record of 70 years was generated from the available rainfall data obtained from the Nkayi weather station . This rainfall record as shown in Figure 18 - 7 was used to estimate the stormwater inflows into the pit sumps and dirty water dams / PCDs to simulate the effect of the varying climatic conditions . Document Number: JZWEBR6013 - STU - REP - 001 Page 404

// Section 18
Project Infrastructure


140
120
100
80
60
40
20
0
Rainfall (mm)
2010
2020
2030
2040
2050
2060
2070
2080
Time

Figure 18-8: 70 years of Daily Rainfall Generated from the Nkayi Weather Station Record

Like the steady state water balance, the daily evaporation data used was generated from evaporation data obtained at the Bulawayo Goetz station. A factor of 0.75 was used to calculate the lake evaporation for the station and like the rainfall, a synthetic evaporation record of 70 years was generated as shown in Figure 18-9.


6
5
4
3
2
Evapo_Daily_Value (mm/d)
2010
2020
2030
2040
2050
2060
2070
2080
Time

Figure 18-9: 70 years of Daily Evaporation generated from the Bulawayo Goetz Station

b) TSF Pool Evaporation Percentage

TSF pool evaporation was adopted as 100% considering that there will not be any aqua-guard or similar cover installed on the TSF surface.

c) Stormwater

A daily time-step rainfall runoff model was developed in GoldSim using the SCS methodology to estimate the infiltration and run-off fractions of the rainfall. A soil water budgeting procedure is used to vary the SCS curve number to reflect antecedent

Document Number: JZWEBR6013-STU-REP-001 Page 405

// Section 18
Project Infrastructure

catchment moisture conditions. The catchment descriptions, the associated SCS curve numbers and the catchment areas are shown in Table 18-14.

Table 18-14: Stormwater Catchments - SCS Curve Numbers and Areas

Catchment Type	SCS Curve Number	Catchment Area m^2		
		Pit Sump	Dirty Water Dam	Stormwater Dam
Tailings Catchment	70	0	1,153,161	0
Soil Catchments	86	0	120,000	0
Open Pit Catchments	76	1,700,000	0	0
WRD Catchments	70	250,000	0	0

d) Groundwater

Groundwater inflows into the open pit were sourced from the Groundwater Report (2018) for Isabela McCays and Bubi compiled by SLR.

e) Portable Water

As with the steady state water balance, it was assumed that the mine operation has 140 people throughout the day and each person will require 150 litres per day.

f) TSF and Tailings Slurry Characteristics

Table 18-15: TSF and Tailings Slurry Characteristics

Description	Value / Property		
Tailing's slurry characteristics	% Solid's concentration, C_w:	Flotation tailings stream	40% (Supplied by Outotec / DRA)
		BIOX® ® tailings stream	20% - 25% (Supplied by Outotec)
	Specific Gravity (SG):	Flotation tailings stream	2.65 – 2.75 (Supplied by Outotec / DRA)
		BIOX® tailings stream	2.70 – 2.80 (Supplied by Outotec)
	Slurry feed relative density	Flotation tailings stream	1.337 t/m^3 (calculated)
		BIOX® tailings stream	1.14 t/m^3 (calculated)

18.7.1.5.3 Dynamic Daily Time Step Water Balance Results

The results presented below give the average daily demand for potable water for the three phases of tailings deposition rates:

Document Number: JZWEBR6013-STU-REP-001 Page 406

// Section 18
Project Infrastructure

Table 18-16: Bilboes Phases of Tailings Deposition

Phase	Deposition Rate (tpm)	
	Flotation Tailings	BIOX® Tailings
1	240,000	12,000
2	180,000	18,000



Figure 18-10: Simulated Daily Time Step Water Balance for the 240 ktpm Tailings Deposition Phase

Document Number: JZWEBR6013-STU-REP-001
Page 407

// Section 18 Project Infrastructure Figure 18 - 11: Simulated Daily Time Step Water Balance for the 180 ktpm Tailings Deposition Phase 18.7.1.6 Water Balance Analysis of the Flotation Return Water Dam Capacity and Spillage Potential for the 240 ktpm Tailings Deposition Rate Each compartment of the Bilboes TSF will have its own RWD. These RWDs will capture supernatant pond decant water, underdrainage water and dirty water run - off. The design and management of the RWDs is to be undertaken within the GN R.704 regulations. The following clause (6(d)) in GN R.704 relates to the design of RWDs: “Design, construct, maintain and operate any dirty water system at the mine or activity so that it is not likely to spill into any clean water system more than once in 50 years”. Document Number: JZWEBR6013 - STU - REP - 001 Page 408

// Section 18 Project Infrastructure The inflow to the RWD is made up of mine plant process water and stormwater . The plant process water flows to the RWD are relatively constant and as such the return water to the plant is considered constant . Stormwater inflows on the other hand are highly variable and can far exceed the plant water demand from the RWD . The function of the RWD is therefore to provide buffer capacity against storm events thus allowing for a constant flow of return water to the plant without the RWD overflowing in line with the requirements of IFC . A storage capacity of 380 , 000 m 3 was simulated for the flotation RWD with an associated return water pumping rate of 490 m 3 /hr for the 240 , 000 tpm tailings deposition rate . The water balance analysis for the given RWD capacity and return water pumping rate yielded only two major spillages in a 70 - year period which is in line with the IFC Environmental, Health and Safety guidelines for stormwater collection dams . These major spills are attributed to continuous rainfall events occurring over approximately 10 days prior to each spill with an accumulative rainfall of greater than 90 mm for the 10 - day period . Figure 18 - 12 indicates the RWD spillages . The peak overflow of approximately 71 , 826 m 3 was observed on the 2022 / 01 / 28 and an average spill of 1897 m 3 /day was observed for the same day . Figure 18 - 12: Flotation Return Water Dam Pool Capacity and Spillages Table 18 - 17: Flotation Return Water Dam Pool Capacity and Spillages Average (m 3 /day) Date 3,828.5 2022/01/28 616.1 2022/01/31 2,677.8 2022/02/02 1,572.0 2022/02/05 1,493.0 2022/02/08 Document Number: JZWEBR6013 - STU - REP - 001 Page 409

// Section 18
Project Infrastructure

Date	Average (m³/day)
2038/02/18	2,080.3
2079/02/08	2,520.3
2079/02/13	1,703.1
2079/02/16	581.7

18.7.1.7 Conclusions and Recommendations

The project site falls within the Bembezi river sub-catchment which drains north towards the Zambezi River. The Bembezi river sub-catchment form part of the Gwayi catchment which largely comprises the Northern Matabeleland area of hydrological zone A.

The stormwater management plan was developed to comply primarily with the IFC EHS Guidelines for Mining (2007); while ensuring adherence to all the applicable local Zimbabwean Standards namely: the Environmental Management Act (Chapter 20:27) implemented by the EMA of Zimbabwe; and the Zimbabwe National Water Act (Chapter 20:24) implemented by the Zimbabwe National Water Authority (ZINWA) through the Zimbabwe National Water Authority Act (Chapter 20:25).

In developing the conceptual stormwater management plan, reference was also made to regulation GN 704 of the South African National Water Act, 1998 (Act No. 36 of 1998) which requires that:

- Clean water from the catchments upstream of mining infrastructure is diverted around the proposed infrastructure
- Dirty stormwater will be collected and reused on site
- Dirty water containment facilities are designed, constructed, maintained, and operated so that they are not likely to spill into a clean water environment more frequently than once in 50 years
- As a minimum, a 0.8 m freeboard must be maintained over and above the 1:50 year design volume

Daily and monthly rainfall were obtained from the ZMSD Nkayi Stations over 38 years of hydrological records (from 1980 to June 2018) and were analysed to understand the long-term monthly averages, minimum and maximum monthly rainfall. The MAP adopted for this project is 657 mm.

Document Number: JZWEBR6013-STU-REP-001 Page 410

// Section 18 Project Infrastructure A site wide monthly static water balance model was developed for the Bilboes operation to establish the storage sizes of the pollution control systems ; and the average wet, dry season and average monthly water balance . The water balance simulated water re - use associated with the processing plant, as a pump rate out of the PCD for each of the two mining phases . The steady state water balance analysis indicates that the Bilboes flotation circuit requires on average approximately 250 m 3 /hr ( 6 , 015 . 6 m 3 /day) during Phase 1 before decreasing to 201 . 3 m 3 /hr ( 4 , 854 . 0 m 3 /day) in Phase 2 . For the steady state water balance analysis, there is no make - up water required for the BIOX® circuit in all phases of mining . To improve the understanding of the movement and the status of the water storage and transport infrastructure elements on the mine and how these changes in response to the varying climatic conditions, a Dynamic Daily Time Step Water Balance analysis was conducted for the project . The daily time step water balance analysis for the RWD capacity of 380 , 000 m 3 , a return water pumping rate of 490 m 3 /hr and a worst - case tailings deposition rate of 240 ktpm yielded only two major spillages in a 70 - year period which is considered to be in line with the IFC Environmental, Health and Safety guidelines for stormwater collection dams . 2. Ground Water Groundwater numerical modelling was undertaken to simulate the mining operation at Bubi Isabella McCays and the related establishment of the TSF at Isabella McCays . The objective of the modelling is to determine the potential impact on the groundwater flow and groundwater quality during and post mining, for Isabella McCays and Bubi . Isabella McCays and Bubi are located 32 km apart, and therefore a separate groundwater model was developed for each site . 1. Hydrogeological Modelling The software chosen for the hydrogeological modelling was Feflow (DHI - Wasy) , which is a finite element numerical simulation model, widely used in mining and environmental applications . The numerical models have been set - up based on the known geological formations and their related hydraulic properties . The changes in the hydrogeological regime and water Document Number: JZWEBR6013 - STU - REP - 001 Page 411

// Section 18
Project Infrastructure

quality are determined through the numerical modelling of the identified hydraulic (Open pits) and geochemical stressors (TSF).

Each model domain was divided into 3-D triangular prisms where the hydraulic properties are assigned, and the flow equations are solved for each model node (intersections of triangular prisms).

Table 18-18 below summarises the hydrogeological units and their characteristics and lists the values of the assigned hydraulic properties.

Table 18-18: Hydrogeological units for Isabella McCays and Bubi

Domain	Formation	Lithology	symbol	Kh	Kv	Permeability	Classification
Isabella-McCays	Quaternary	Alluvium	alluvium	0.5	0.5	Good	Aquifer
	Karoo	Sandstone, grit	ks	0.005	0.0001	Good	Aquifer
	Intrusive igneous	Quartz porphyry	Fq	0.0005	0.0001	Poor	Aquiclude
	Intrusive igneous	Gabbro	H	0.0001	0.0001	Poor	Aquiclude
	Ndutjana Formation	Grit, conglomerate	xg, xc	0.001	0.0001	Slightly permeable	Aquitard
	Ndutjana Formation	Arkose, greywacke	xga, xgw	0.001	0.0001	Slightly permeable	Aquitard
	Dagmar Formation	Banded ironstone	fs, yi	0.005	0.0001	Medium	Aquifer
	Dagmar Formation	Grit, arkose, phyllite	p	0.001	0.0001	Slightly permeable	Aquitard
	Dagmar Formation	Grit, arkose, phyllite	y14	0.001	0.0001	Slightly permeable	Aquitard
	Lonely Mine Formation	Banded ironstone	yi	0.005	0.0001	Medium	Aquifer
	Bembesi River	Basaltic greenstones	y7	0.0005	0.0001	Poor	Aquiclude
	Ventnor	Basaltic greenstones	y8	0.0005	0.0001	Poor	Aquiclude
Bubi	Quaternary	Alluvium	alluvium	1.0000	1.0000	Good	Aquifer
	Kalahari System	Kalahari Sand	r	1.0000	1.0000	Good	Aquifer
	Intrusive igneous	Gabbro	H	0.0010	0.0005	Slightly permeable	Aquitard
	Intrusive igneous	Dolerite	D	0.0050	0.0010	Medium	Aquifer
	Dollar Block	Andesitic greenstones	y12	0.0010	0.0001	Slightly permeable	Aquitard
	Lonely Mine	Ferruginous shale, banded ironstone	fs, yi	0.0100	0.0010	Medium	Aquifer
	Zwangendaba Formation	Basaltic greenstones	y6	0.0005	0.0001	Poor	Aquiclude
	Inyati Formation	Basaltic greenstones	y4	0.0005	0.0001	Poor	Aquiclude

Document Number: JZWEBR6013-STU-REP-001 Page 412

// Section 18 Project Infrastructure 18.7.2.2 Isabella - McCays Figure 18 - 13 shows the final 3 - D numerical model constructed for Isabella - McCays. Figure 18 - 13 : Isabella - McCays 3 D model The Isabella McCays model was run in transient mode for a period of 100 years ( 7 years of mining and 93 years post - mining), to simulate groundwater flow and development and migration of the contaminant plume . As a result of the open pit mining, groundwater will flow into the voids created (passive inflows) . During mining the volumes of groundwater flowing in will need to be pumped out of the open pits, generating a hydraulic gradient and a cone of drawdown around the hydraulic sinks . Document Number: JZWEBR6013 - STU - REP - 001 Page 413

// Section 18 Project Infrastructure Figure 18 - 14 shows the predicted groundwater inflows during mining of the Isabella McCays pits. Figure 18 - 14 : Isabella - McCays Passive Groundwater Inflows The maximum groundwater inflow into the open pits is predicted to be at a rate of 554 m 3 /day ( 6 . 4 l /s) . The cone of drawdown is at a maximum in year 7 (before sump pumping stops) and after that the groundwater levels enter the recovery period . Figure 18 - 15 shows the recovery of the groundwater levels . Figure 18 - 15: Isabella - McCays - Predicted Groundwater Level Recovery Document Number: JZWEBR6013 - STU - REP - 001 Page 414

// Section 18
Project Infrastructure

The mass transport was modelled for 3 scenarios:

- Scenario 1: "Do-nothing"; this scenario assumes that no liner is installed, and no soil compacting takes place; the mine waste (tailings) will therefore be deposited within the respective TSF walls, but this will be directly onto the cleared ground. The two RWDs (for flotation TSF; and RWD for BIOX® TSF) will both be fully HDPE lined
- Scenario 2: The flotation TSF compartment is lined with a Compacted Clay Liner (CCL); whereas a composite liner incorporating HDPE liner overlying a CCL is provided for the BIOX® TSF compartment and the two RWDs
- Scenario 3: A composite liner (HDPE liner on CCL) is provided for both flotation and BIOX® TSF compartments together with the RWDs

The results of the 3 scenarios are detailed in Table 18-19 and Figure 18-16.

Table 18-19: Isabella - McCays - Simulation of Contaminant Plume Migration

Scenario	Scenario 1	Bearing from Site*	Scenario 3
	Do-Nothing	500 mm thick Compacted Clay Liner (CCL)	Composite Liner (1.5 mm HDPE thick liner overlying 500 mm thick CCL)
Liner Permeability	-	K=0.005m/d	K=0.0005m/d
Study Period		Plume migration distance	
Year 7	1,050 m	630 m	218 m
Year 25	1,570 m	630 m	222 m
Year 50	2,100 m	645 m	237 m
Year 75	2,400 m	665 m	242 m
Year 100	2,550 m	675 m	260 m


3000
2500
2000
1500
1000
500
0
Distance, m
0
20
40
60
80
100
Year of simulation
Scenario 1
Scenario 2
Scenario 3

Figure 18-16: Plume Migration vs. Time for the 3 Defined Scenarios

Document Number: JZWEBR6013-STU-REP-001
Page 415

// Section 18 Project Infrastructure Scenario 1 indicates that if no engineering solution is applied (that is, lining of contaminant sources), the contaminant plume will migrate to a significant distance after mining ceases . Scenario 2 indicates that if an engineered clay liner is applied, the contaminant plume migration is restricted ; however, the plume can reach the small stream lying north - west of the TSF site . Scenario 3 shows limited migration of the plume with no impact on any regional hydrological features . It is therefore recommended that the TSF be lined with a composite liner that incorporates an HDPE liner underlain by a CCL . 18.7.2.3 Bubi The 3 D numerical model constructed for Bubi is shown in Figure 18 - 17 . Figure 18 - 17: Bubi 3D Numerical Model Document Number: JZWEBR6013 - STU - REP - 001 Page 416

// Section 18 Project Infrastructure The Bubi model was run in transient mode for a period of 100 years ( 6 years of mining and 94 years post - mining), to simulate groundwater flow and mass transport from the WRDs source terms . As a result of the open pit mining, groundwater will flow into the voids created (passive inflows) . During mining the volumes of groundwater flowing in will need to be pumped out of the open pits, generating a hydraulic gradient and a cone of drawdown around the hydraulic sinks . Figure 18 - 18 shows the predicted groundwater inflows during mining of the Bubi open pits . Figure 18 - 18 : Bubi Passive Groundwater Inflows The maximum groundwater inflow into the open pits is predicted to be at a rate of 310 m 3 /day ( 3 . 5 l/s) . The cone of drawdown developed at Bubi Mine is at its maximum at year 6 (before sump pumping stops) and after that the groundwater levels enter the recovery period . Figure 18 - 19 shows the recovery of groundwater levels . Document Number: JZWEBR6013 - STU - REP - 001 Page 417

// Section 18
Project Infrastructure


Simulation year
0
20
40
60
80
100
120
Drawdown, m
0
10
20
30
40
50
60
70
80
90
Year
Max. Drawdown
6
85
25
77
50
45
75
10
100
9

Figure 18-19: Bubi - Predicted Groundwater Level Recovery

The mass transport was modelled at Bubi for 1 scenario ("Do-Nothing") - as the existing WRD are already unlined, with source term selected on the footprint of the WRD. The results are summarised in and Figure 18-20 below.

Table 18-20: Bubi - Simulation of Contaminant Plume Migration

Year of Simulation	Plume Migration Distance, m
6	430
25	512
50	585
75	622
100	650

Document Number: JZWEBR6013-STU-REP-001 Page 418

// Section 18 Project Infrastructure Figure 18 - 20: Bubi Contaminant Plume Migration vs. Time 4. Conclusion The cone of drawdown predicted for both mines show that after 100 years of simulation, both pits will present a residual drawdown of approximately 10 m . However, the extent of each cone of drawdown is decreasing in time and will remain within the boundaries of the mine sites . The mass transport simulations indicate that a liner is necessary to contain the migration of the contaminant plume from the contaminant sources . Sewage Management Waterborne sewage networks have been allowed for at the following areas: » Process plant » Admin area » Residential Village » Contractor area at Isabella McCays All areas mentioned above will gravitate to a central sewage purification plant. The purification plant was designed and costed for 400 people @ 150 litres per person per day . The purification plant will be a vendor supply package . Document Number: JZWEBR6013 - STU - REP - 001 Page 419

// Section 18 Project Infrastructure Project Execution 1. Project Execution Plan This Project Execution Plan (PEP) defines the methods and project management elements that will be used to manage the execution of the project . It establishes the execution plan and defines the organisation, work processes and systems necessary for management of the project . The information outlined in this document is used to help ensure that the project is completed in a timely and efficient manner and that the facilities designed and constructed will satisfy the project functional requirements . 1. Execution Approach 1. Client The client, Bilboes, has identified the requirement to extend the life of the open pits at Isabella McCays and Bubi by mining the deeper sulphide zones. The project will be executed in close conjunction with Bilboes personnel, using EPCM procedures, structures, standards, departments, and IT software. The CBE was compiled and priced on this basis of a “fit for purpose” plant and it is the intention to implement this approach throughout. 2. Project Scope The project scope consists of the following: Basis for project services will be Engineering, Procurement and Construction Management (EPCM). This will include the following: » Detailed Design and Engineering » Procurement on behalf of Bilboes » Quality Control and Expediting » Planning » Construction Management » Commissioning » Project Accounting » Project Reporting Document Number: JZWEBR6013 - STU - REP - 001 Page 420

// Section 18 Project Infrastructure » Specified hardware and software systems (e.g., development, and commissioning) » Control of the approved CBE » Safety Management. Document Number: JZWEBR6013 - STU - REP - 001 Page 421 PLC and Scada programming, Process The processing facility will consist of: » RoM Tip » RoM Crushing » Screen Feed Conveyor » Screening » Plant Feed Bin Conveyor » Plant Feed Bin » Flotation Plant » Flotation Tailings Dewatering » Flotation Tailings Thickener » Clean water » Process water » Raw Water » Flocculant Plant » Flotation reagents » Compressed Air » BIOX® plant » MCCs, transformers and in - plant Electrical Distribution » Instrumentation, Control and Automation System Infrastructure » Bulk Earthworks » Roads (mining and non - mining) » Boreholes / Well fields » Fire Water » Overland Piping

// Section 18 Project Infrastructure » Dirty Water Dams » Clean Water Diversion » Storm Water Management » Potable Water » Dewatering borehole pumps, pipeline and OHL electricity supply, but excluding the dewatering design Battery Limits (Project) » Access road/s to the total mine complex » MV terminals of the ZESA substation » Access road termination at security entrance to site » Borehole with piping to potable water tank Exclusions Document Number: JZWEBR6013 - STU - REP - 001 Page 422 » Geo - hydrology services » Geotechnical services » Environmental consultants » Tailings / process waste consultants » Surveying services » Financial modelling » Environmental permitting activities » Socio - Economic development services » Skills development services » Maintenance and refurbishment of old equipment » Management of the client / owner’s team » Management of any Social and Labour Plan procurement commitments, apart from local » Management of the recruitment process and any other process for establishment of owner’s employees » Arrange, or expedite environmental and/or other statutory permits » Provision of QS Services (Management thereof is included) » Infrastructure other than within the battery limits

// Section 18 Project Infrastructure » Mining infrastructure and mining contractor management » Loading and transporting of gold on and off site » Any legal or permitting requirements » Any other items not specifically included in the Scope of Works 3. Key Project Objectives The project objective is to provide a gold processing facility that will be capable of handling tonnage throughput from Isabella McCays and Bubi with particular attention to achieve : » Bilboes’ objectives on its gold production » Zero LTIs and zero fatalities » Highest possible achievable safety achievements and best possible working conditions for all employees, all within the standards and expectations of Bilboes » Minimum environmental impact, as defined in approved ESIA » Minimum capital costs » Minimum working costs » Maximum productivity » Maximum local employment opportunities with a commitment to local community involvement and upliftment » Fit for purpose designs to achieve maximum benefits » Meeting and exceeding stakeholder expectations 18 . 9 . 1 . 4 Execution Strategy Phase 1 of the project is to be executed from Oct 1 mostly at Isabella McCays and will involve the engineering, detailed design, procurement, construction, and commissioning of a 240 ktpm gold plant and associated infrastructure . Phase 2 of the project involves mining at Bubi and a step change in production to 180 ktpm, due to the higher mass pull expected from the different type of ore . Phase 2 will only commence later in Nov 2028 to suit the life of mine production schedule . The project is intended to be executed on behalf of Bilboes by the EPCM consultants in conjunction with specialist consultants controlled and managed by DRA . All detailed design work will be completed in Phase 1 , as well as the civil works required for any future Phase 2 equipment scope . Appropriate procurement data packs can also be compiled in Phase 1 for use in the later phases . It will be Bilboes’ prerogative to either Document Number: JZWEBR6013 - STU - REP - 001 Page 423

// Section 18 Project Infrastructure continue with the EPCM model to manage execution of Phase 2 or appoint a suitable turnkey contractor due to the smaller and low risk scope than Phase 1. 5. Organisation and Staffing 1. Project Organisation » Client The client is Bilboes, and the project is led by the Technical Director, with the contractual status of “Engineer” . » Bilboes Project Team This generally and mainly consists of an Engineer, Metallurgist, Geologist, Financial Manager and Bilboes support staff . This team is supported by the site personnel and consideration as far as requests and approval from them will be a standard procedure . » EPCM Contractor The project organisation will consist of a Project Manager (who reports to Bilboes Technical Director) who, hereinafter referred to as the “Project Manager” shall be responsible for the project . Dedicated Project Engineers, reporting to the Project Manager, shall be responsible for the engineering of the Plant and Infrastructure . The Process Consultant and the Senior Process Engineer reporting to the Project Manager shall be responsible for the overall process engineering . The Lead Electrical Control and Instrumentation Engineer reporting to the Project Manager shall be responsible for the total electrical, control and instrumentation engineering . The Construction Management Team will consist of a Construction Manager supported by discipline Supervisors (civil, structural, mechanical, electrical, instrumentation and control) as well as Safety, Materials Control and Quality Control support personnel . Refer to the EPCM organogram (JZWEBR 6013 - PM - ORG - 0035 ) for the required EPCM personnel and designations for Phase 1 . Certain categories of staff may do multi - tasking due to the size of this project . The Project Team is made up of various speciality Management Contractors / Consultants, employed for the performance of specific tasks related to the Project, these are : EPCM Engineers - for detail engineering and design functions in respect of the infrastructure, buildings, and civil / structural disciplines . Document Number: JZWEBR6013 - STU - REP - 001 Page 424

// Section 18 Project Infrastructure » The project structure has been set up with the following in mind :  Bilboes performance to outsource projects .  Bilboes project teams experience in managing similar outsourced projects .  Achieving the technical objectives on time, within budget and quality, and at minimal cost .  A conviction that the contractors that are employed are competent, and that it is necessary to appoint only a small core of full - time supervisors to oversee them .  Best use of the “partnering” concept shall apply to the maximum benefit of the project .  The integration of the project’s various entities’ personnel into a singular “Project Team” identity, to create an environment of openness, common goal approach and trust to maximize co - operation and thereby effectively improve on the overall efficiency of the project execution . 2. Roles and Responsibilities The project team headed by the Project Manager shall, as a unit, be responsible for the Managing, Engineering, Procurement, Accounting, Cost Control, Quality Control, Planning, Safety Management, Construction and Commissioning of the Bilboes project . The contractual relationship of the various entities providing the personnel, skills, systems, processes, and technology that make up and equip the Project Team for the execution of the project is not detailed herein . However, it is detailed in the respective contracts placed with the respective entities, and in the definition of responsibilities shown in the Project Responsibility Matrix as contained in (JZWEBR 6013 - PM - MTX - 0036 ) . The purpose of this Project Execution Plan is to document the Project Team structure, provide the methodology, concepts, procedures, and respective protocols that will be followed / utilised in the execution of the project . The emphasis remains on the identification of the integrated entities into a singular Project Team . (See detailed roles and responsibility description - JZWEBR 6013 - PM - REP - 0037 ) . 3. Staff Acquisition Key positions will be identified and sourced from within the EPCM contractor . Cognisance must be taken of availability of personnel and possible time for demobbing from other projects . Document Number: JZWEBR6013 - STU - REP - 001 Page 425

// Section 18 Project Infrastructure Due to the nature of a project cycle, the construction crew will be finalised shortly prior to the requirements on site . 6. Project Initiation Project initiation consists of several activities that occur at the start of the project . These activities include the Kick - off Meeting and Alignment sessions as required . 1. Kick - Off A Kick - off meeting will be held with the EPCM project team and appointed Bilboes representatives, including information gathering visits to site as appropriate . This meeting will be documented by conference notes and distributed to all the relevant parties . The meeting briefing for the project team shall include safety, scheduling, CBE, design parameters, etc . 2. Process Design Criteria Review The EPCM Process Engineer, working with the Lead Discipline Engineers, will perform an internal review to ensure that the required basis is still applicable for the process design . 3. Alignment An Internal Alignment session will be held by the EPCM project team with the objective to formulate the strategy for execution of the project . The Project requirements will be reviewed during the meeting and activities which may improve the project cost or schedule will be investigated during the Internal Alignment session . The objective will be to clarify execution strategy, share project values, clarify roles and responsibilities, identify critical activities, align Scope of Work, budgets, deliverables, and work processes . A Client Alignment session will be held with the EPCM team and Bilboes team and included information gathering visits to the site as appropriate . 4. Activity Plans Activity Plans will be prepared by the leaders of the various areas of the project set - up which will outline the anticipated activities expected for the project, the procedures to be used to perform the activities, and the individuals responsible for preparation, checking / review, and approval . Document Number: JZWEBR6013 - STU - REP - 001 Page 426

// Section 18 Project Infrastructure 18.9.1.7 Document Number: JZWEBR6013 - STU - REP - 001 Page 427 Records Management 1. Project Filing System All filing will be carried out using the systems like what is described in the Document Control Procedure . 2. Record Retention Hard copies of all procurement documents, manuals, and original drawings will be archived, and retained for a minimum period of 3 years . Copies of all contract / order files will be handed over to Bilboes upon completion of the project . The project documentation archiving and retention requirements are to be defined prior to Project Close - Out, for this purpose a project documentation / records filing and archiving procedure as well as a Project Close - Out procedure shall be developed . These documents will include orders, specifications, drawings, and items of a contractual nature . This procedure shall also set out the method and manner which the final documentation will be handed over to Bilboes . Specific attention shall be given to the update of final design drawings to “As Built” status . The project document control procedure outlines the electronic and hardcopy documentation filing process, which take full cognisance of any Bilboes established principles, procedures and systems used . 8. Project Administration 1. Office Space, Equipment and Services The EPCM project team will be located at site . Unless specifically required by the Project Manager, additional outside specialist consultants will be resident in their own premises . Construction site offices will include the necessary furnishings and computer equipment . 2. Security » Consultants normal building security to be utilized with regards to safe keeping of drawings and documentation at the respective home offices » 24 - hour office security will be the responsibility of Bilboes

// Section 18 Project Infrastructure 18.9.1.9 Document Number: JZWEBR6013 - STU - REP - 001 Page 428 Project Communications 1. Project Meetings and Reporting The Project Team will hold monthly scheduled progress meetings and regular internal design review meetings with other related Project Teams, the Project Sponsor and Bilboes discipline representatives . The progress meetings are followed by design reviews with either 2 - D drawings, or 3 - D model presentations . EPCM Project team internal drawing office / engineering meetings are held weekly to ensure communication between the drawing office and the engineers is maintained and up to date . The Project Teams discipline engineers shall, during the Construction phase, attend weekly or bi - weekly progress meetings on site . The EPCM Project Manager will compile, with the assistance of the project team, a monthly progress presentation by the end of each month, covering the month’s activities . The presentation will detail the following : » Executive summary . » Project Managers overview . » Safety report . » Project schedule . » Project cost control . » Procurement status . » Quality control . » Project engineering activities completion status. » Project site construction and commissioning. » Areas of concern and corrective actions. » Project risks. » Highlights. 18.9.1.9.2 Correspondence Correspondence of a contractual nature shall be via email to the recipients with electronic signatures for tracking purposes . Day to day correspondence shall be via email .

// Section 18 Project Infrastructure 3. Project Procedures The following documents and procedures will form part of the project setup: » Safety, Health and Environment (SHE) » Engineering Design Criteria » Process Design Criteria » Project Execution Plan » Procurement Procedure » Cost Controls and Change management » Document Control » Quality Control » Commissioning procedure 10. Public Relations All issues pertaining to Public Relations are to be addressed by Bilboes. 11. Safety, Health and Environment 18 . 9 . 1 . 11 . 1 Program Objectives It is a primary objective of the project that the project is executed in Bilboes and Statutory Safety, Health and Environmental guidelines . On the same objectives, Bilboes and EPCM contractor to ensure that all employees are medically fit and to provide all employees on the project with sufficient knowledge, training, and information to perform their tasks to the best of their abilities and safely . 18.9.1.11.2 Safety Management It is the agreed project safety philosophy that Bilboes complies with international industry accepted best practice safety principals and standards. The Bilboes safety philosophy is based on establishing and enforcing high safety standards supported by a “People Based Safety” (PBS) program. The safety principles include : Beyond Zero : Safety, Health and Environmental management goes beyond Zero Harm . Responsibility for identifying and correcting all at - risk behaviours and unsafe work conditions . Document Number: JZWEBR6013 - STU - REP - 001 Page 429

// Section 18 Project Infrastructure Active Involvement of All: Understanding of all at - risk behaviours and conditions, Bilboes and contractors to identify and eliminate such conditions and behaviours. Actively Caring for people: Responsible for nurturing a culture of “actively caring for people”, Non - negotiable Safety, Health and Environmental Standards: Embracing simple standards, rules, and regulations, in line with applicable laws and requirements. 3. Travel Safety Night - time traveling will be avoided, and long - distance traveling should be avoided . Contracting companies will be informed of all arrangements made and employees conveyed to and from the project will adhere to the standards specified by Bilboes . Statutory Road Safety shall be always adhered to . 4. Design Safety All designs are ergonomically, safety, health and environmentally considered before approval. All formwork and support work will be inspected and approved before handed over. All structures will be inspected by a competent person before handed over. Should a deviation be allowed to pass unnoticed it will be engineered out with minimal impact on SHE to the employees. Continuous inspections and punch listing of constructed designs which includes aspects of SHE ensures that any deviation is promptly noticed and corrected. 18.9.1.12 Environmental The main environmental objectives and targets for the project are: » Compliance to all applicable environmental legal requirements and to the EMPR » Compliance to all requirements of the Client’s construction environmental management plan (CMP) » Good and transparent relations with the community and other interested parties around the project » All environmental impact assessment issues will be addressed by compliance to the Clients CMP Document Number: JZWEBR6013 - STU - REP - 001 Page 430

// Section 18 Project Infrastructure 18.9.1.13 Document Number: JZWEBR6013 - STU - REP - 001 Page 431 Engineering and Design 1. Front End Engineering Design It has been advocated that a short Front End Engineering Design (FEED) phase be implemented to bridge any gaps arising from the FS and Detailed Engineering period . The FEED phase will allow detailed design scoping to be done and focus on the key requirements for procurement planning and management . 2. Engineering The Project Teams disciplines / sectors will carry out the execution of all required engineering to ensure the most effective and economical engineering and design complying with the Project’s Design Criteria for the specific discipline/s of the Works and/or Services and the Works and/or Services as a whole . All engineering and design works will be performed by the EPCM engineering and designers, with specialist design skills being sub - contracted if required 3. Engineering and Design Scope The scope of work will include but not be limited to : » The obtaining and verification of all data required to effectively engineer and design the respective plant, facility, equipment and / or system as may be applicable, as well as the required interfacing with the scope of other disciplines / sectors associated or interfacing thereto » Performing specialized functions such as risk analysis, sensitivity analysis, simulations, and load studies to ensure optimum execution and interfacing of the work » In the eventuality that certain Services are carried out by other Management Contractors / Consultants, the respective discipline / sector shall be responsible for the interface, co - ordination, input and flow of information, planning requirements, etc . associated therewith » Provision of engineering support services during manufacturing, fabrication, erection, commissioning, and handover 18 . 9 . 1 . 13 . 4 Detail Engineering and Design The Project Teams disciplines / sectors shall during the detail engineering responsible for : » Development / review of the Project Process and Engineering Design Criteria.

// Section 18 Project Infrastructure » Detail operating philosophies. » Detailed process, earthworks, infrastructure civil, structural, platework, electrical, instrumentation and control designs. » Detail equipment schedules. » Equipment specifications. » Detailed draughting (excluding shop detail drawings). » Process performance specifications. » Construction specifications. » Review of Construction execution plan . » Provision of detailed Construction packages scope of work within the prescribed WBS structures for incorporation into the various enquiries / contracts and respective specifications . 5. Project Engineering Design Criteria The Project Engineering Design Criteria is a document that details the project specific multi - discipline engineering design specifications and any client specific design requirements, as well as proven design criterion utilised on other successfully executed projects . The Project Engineering Design Criteria sets out the basis for costing the project and provides the guidelines for the drawing office to base the design . 6. Equipment Specifications Bilboes’ standard specifications shall be used by the Project Team’s Engineering disciplines / sectors, as a basis for the development of the project specific specifications for all the equipment. Only where Bilboes specifications cannot be adapted, shall the generation of the applicable specifications be permitted. However, these shall be subject to review and approval by the respective Bilboes’ representative. Where equipment is not pre - determined, Bilboes specifications shall apply . Note : Specification approval by Bilboes is mandatory ; however, this approval shall not relieve any Project Team Discipline / Sector of its contractual responsibility for the professional accuracy of such documents . The circulation of specifications for comment and approval requires that all comments be captured for inclusion in the final document and until the necessary assurance is obtained Document Number: JZWEBR6013 - STU - REP - 001 Page 432

// Section 18 Project Infrastructure that this can be achieved by electronic circulation, “Hard Copy”, specifications shall be circulated under cover of a circulation list . NB : Specifications shall always be ‘fit for purpose’ . 18 . 9 . 1 . 13 . 7 Drawings and Standards All civil, structural, platework, mechanical, piping, electrical and instrumentation drawings and schedules will be generated the EPCM contractor . The functional design parameters and criteria, specifications and duties for the major plant equipment is the responsibility of the EPCM Contractor to generate and co - ordinate . The EPC Contractors will consolidate the design information, duties, and specifications to produce the Process Design Criteria document, Process Flow Diagrams, equipment lists, equipment data sheets, Piping and Instrument Diagrams and control philosophy document for the approval of Bilboes . The design office Section Leader, drawing office Manager and 3 - D Model Co - ordinator will be appointed in the drawing office as required . The conceptual 2 - D layout drawings completed during the study phase will form the basis for the mechanical design layout drawings, which will be approved by Bilboes . When sufficient accuracy is attained in the mechanical design layout drawings and once certified information has been obtained, they will be converted into 3 - D models which will be reviewed internally by the EPCM Contractor as well as presented to the Bilboes Team . The 3 - D building frame will be used for structural design and thereafter, be updated into a 3 - D structural GA . The 3 - D Model Co - ordinator will manage the creation and export of conceptual 3 - D platework drawings into the 3 - D model . The conceptual 3 - D platework drawings have a lower level of detail but will be dimensionally accurate . These conceptual 3 D drawings will ultimately be passed onto draughtspersons for 2 - D detailing and subsequently retro 3 D modelling (if required) and re - insertion into the 3 - D model . Platework will be fabricated from the detailed 2 - D drawings, but the 3 - D drawings are important to complete the 3 D model and for subsequent piping design and cable routing interface control . The equipment drawings will either be received as 3 - D models from the Vendors or will be modelled by the EPCM design office from certified 2 - D drawings and inserted into the working model . Document Number: JZWEBR6013 - STU - REP - 001 Page 433

// Section 18 Project Infrastructure The piping will be routed on the 3 - D model and exported for detailing in a 3 - D piping package, which has a data base to match the piping specifications . Completed piping is inserted into the 3 - D model . Flooring and handrails are matched to the floor steelwork in the model . The working model is reviewed regularly by the project team for operating and maintenance access and suitable pipe and cable rack routes . The completed structural model is issued to the steelwork fabrication contractor for electronic detailing . Their detailed erection drawing is later inserted in the model, replacing the original structure . The 3 - D modeller checks the model for clashes between components to ensure the integrity of the design is maintained by co - ordinating information as received from mechanical, platework, piping and structure components . In essence, the model is used as a checking tool during the design phase and is finally converted for General Arrangement purposes . This modelling method minimises on site errors, which tend to be limited to fabrication errors . This is beneficial in reducing site construction time and in reducing the risk of remedial work claims . 14. Procurement 1. Procurement Strategy Procurement, which includes purchasing, sub - contracts, expediting, inspection and delivery will be the responsibility of the Project Manager who will rely on the Project / Discipline Engineers to implement most of the procurement activities . The Project Procurement Coordinator will assist the Project Manager and Engineers in all procurement activities . Purchase orders and re - measurable construction contracts will be placed on behalf of Bilboes . Payment directly to vendors and site contractors will be made by Bilboes, after the necessary approvals have been obtained from the EPCM Contractor . 2. Equipment Supply The vendor list will be generated by the EPCM Contractor and be approved by Bilboes . Where no vendor has been chosen, or the Project Engineer wishes to change the vendor from the one listed, the Client’s prior approval will be required . Document Number: JZWEBR6013 - STU - REP - 001 Page 434

// Section 18 Project Infrastructure Equipment may be chosen for technical fit / design, or purely based on quality and price . Single source vendors will be identified by the Bilboes, or proposed by the EPCM Contractor, including a suitable motivation to use one vendor / contractor only . All equipment will be ordered timeously, to meet the construction programme . However, due regard will be given to cash flow considerations and the risk of damage due to storage of equipment lying idle on site . 3. Structural Steelwork, Plate Work and Piping The project philosophy is to procure these items from well - known Zimbabwean or South African based fabricators. It is envisaged that the appointed fabricator will also perform the site installation works thus removing contractual interfaces. 4. Construction Contracts 1. Re - measurable It is envisaged that separate re - measurable construction contracts will be placed for: » Earthwork, civil works, and buildings » Structural Steel, Platework and Piping supply, fabricate and erect including mechanical installation » Electrical, Instrumentation and Control installation All the above contracts will be based on rates applied to bills of quantities for the scope of work as defined and as such, will be re - measurable. 18 . 9 . 1 . 14 . 4 . 2 Commercial Terms and Conditions A comprehensive set of commercial terms and conditions will be drawn up in conjunction with Bilboes . These are largely based on the [FIDIC ‘ 99 ] suite of contracts and will be reviewed in detail with the Bilboes project team . Regarding re - measurable site - based contracts, FIDIC Red Book 99 , shall form the basis of contract . » Re - measurable Contracts shall incorporate, where applicable, the following as a minimum » A detailed scope of work document » Tender drawings - which were mechanical layout drawings Document Number: JZWEBR6013 - STU - REP - 001 Page 435

// Section 18 Project Infrastructure » Tender bill of quantity schedule with the Contractor’s rates in » The Contractors accepted signed bid document » Pre - Contractual award Correspondence (letters and emails) between both parties » Agreed upon Level 3 Schedule per plant structure, complete with intermediate beneficial handover dates » Agreed upon free issue items » Earthworks and Concrete cubes histograms » Labour and supervision histograms » Mobile equipment (cranes, dumper trucks, batching plant and histograms » CVs of the site manager and senior supervisors » Cash flow S curve based on forecast progress per month and agreed payment terms 5. Inspection and Expediting QC Inspectors will visit the premises of equipment suppliers and fabricators and issue reports to ensure that quality standards are maintained to meet the technical requirements of the orders and sub - contracts placed . The inspector’s written release will be required before any major item of equipment or fabrication is delivered to site . Expeditors will expedite and report on the timeous supply of all equipment and fabricated items at regular intervals until delivery to site, to ensure that deliveries are made in accordance with contractual and construction requirements . The expeditors will also be responsible for the timeous and correct flow of documentation, including drawings between the EPCM Contractor, vendors, fabricators, and site . Independent inspection authorities and specialized inspectors will be employed where considered necessary . It is important to note that the EPCM Inspectors’ role is not to duplicate the quality inspection function of a Supplier, but rather to ensure that a Supplier comply to a formalised quality inspection process (as formalised in the QCP documents) . 6. Procurement Management The primary goal of the Procurement System is to provide an auditable system of procurement tracking and approvals . Document Number: JZWEBR6013 - STU - REP - 001 Page 436

// Section 18 Project Infrastructure All procurement will be done using the Procurement Procedure (JZWEBR 6013 - PCM - PR - 0038 ) and standard order forms . All orders will be placed in accordance with a Project Procurement Workflow, attached to the Procedure . All documentation must be kept securely under the control of a Document Controller / Project Administrator . 7. Procurement Operating Plan (POP) The procurement of equipment and / or services shall follow the Procurement Operating Plan . Dates used in the POP are based on the Project Programme . The POP register will be generated and maintained by a Procurement Coordinator and shall detail the package number, package description, responsible EPCM engineer, proposed and selected vendors, enquiry issue and closing planned and actual dates, TEAR completion and approval planned and actual dates, and the order placement planned and actual dates . The POP register needs to be reviewed on a weekly basis to track procurement progress . 8. Approved Vendor List All proposed vendors will be approved in advance of issuing enquiries. The vendor list will be compiled by the EPCM Contractor in conjunction with the Bilboes. Once the proposed vendors have been approved by the Bilboes, their names are reflected on the POP schedule, and enquiries are only issued to these vendors. 9. Vendor Data Control A document management system will be put in place by the EPCM to track and expedite all drawings, datasheets, maintenance manuals and other data received from vendors / suppliers which form part of their contractual deliverables . This system will capture the “vendor data requirements” information defined in the purchase orders placed with the vendors and produce regular reports on what drawings and information is outstanding from the vendors . It will also identify the status of drawings and documents e . g . (i) Approved, (ii) Approved with comments, (iii) Rejected etc . Document Number: JZWEBR6013 - STU - REP - 001 Page 437

// Section 18 Project Infrastructure 18.9.1.15 Document Number: JZWEBR6013 - STU - REP - 001 Page 438 Change Management 1. Change Management Process The change management process will track current budget and forecast and consider any deviations (trends), budget shifts, and change orders which have been identified . The project team will use the following strategy to ensure that engineering, procurement, and construction efforts are appropriately matched to the project cost estimate and any deviations identified will be reported to project controls : » Project deliverables and work hour estimates will be compared with the initial estimate to identify any significant changes in scope, duty, and size (and hence in the anticipated cost) » Supplier prices will be compared with the prices used in the project estimate to identify any significant differences » Quantities of bulk materials will be compared with the amounts included in the project estimate » The Project Controls team will also perform comparisons to the control base that will include, but not be limited to, take - off quantities, unit prices, work hours, changes to equipment or specifications, and changes in project execution . Any deviations identified because of these comparisons will be processed through the project change notice system » Refer to the Cost Control Procedure (JZWEBR 6013 - CC - PR - 0039 ) for Change Orders, Project Deviation Notice and Project Variance » No scope or design changes are to be executed until Bilboes has approved these in writing Once a change or potential change has been identified, a decision will be taken between the Bilboes ‘’Engineer’’ and EPCM Project Manager as to whether work in the area concerned, is to be stopped, or continued on the previously agreed scope until such time as the change of scope is approved . 18 . 9 . 1 . 15 . 2 Contingencies All Contingencies will be with Bilboes . To record all amounts deemed to be Contingencies, any claims from the Contingency account shall be motivated and applied for in writing to Bilboes via the Project Manager .

// Section 18 Project Infrastructure It is important to understand that any change or deviation from the approved budget needs to be categorised under one of the following three headings : » Escalation - Funded from a separate escalation fund » Project Contingencies (any changes in quantities and rates from the original budget and/or uncertainties associated with design detail) - Funded from Project Contingencies » Scope Changes - Funded from Management / Bilboes Contingencies 16. Risk Management 18 . 9 . 1 . 16 . 1 Risk Management Plan The project team will develop a Risk Management Plan to identify areas of potential risk, integrate potential risk events, courses of action and method of control and to establish a comprehensive risk response methodology . 2. Roles and Responsibilities The Project Manager will be responsible for the following : » Leads and co - ordinates the risk management process » Approves identified corrective actions » Obtains executive management approval for contingency applications » Manages corrective action implementation » Ensures formal record of lessons learnt The Project Administrator will be responsible for : » Raising contingency requests » Managing the risk event record system » Updating the Risk Management Plan when required » Coordinating the updating of risk close - out data 18 . 9 . 1 . 16 . 3 Risk Assessment and Register The risk assessment done as part of the FS Report (or any work prior to project execution) will be used as a basis . This risk register will be updated against action items and any new developing risks monthly . Document Number: JZWEBR6013 - STU - REP - 001 Page 439

// Section 18 Project Infrastructure 18 . 9 . 1 . 16 . 4 Review Schedule The Review Schedule forms part of the project risk management plan and indicates who or what parties will be involved in project reviews, including safety, HAZOPs, constructability, operability, and design reviews . 17. Materials Management Materials management will be affected by expediting orders placed, managing supplier quality control and site material control . 1. Expediting The responsibility associated with expediting order delivery within contractually agreed delivery schedules rests with the Area Discipline Engineers who originate the various orders . They in turn task the Project Expeditor / Inspector/s to expedite the supply of goods and services in accordance with order requirements . The expeditor/s is / are essentially the Engineers “eyes and ears” in the field and expedite progress against Engineer approved supplier manufacturing programmes, reporting back to the relevant Engineer/s their findings and actions taken to ensure timeous delivery . 2. Supplier Quality Control The management of supplier quality control is also the responsibility of the Area Discipline Engineer . Equipment items deemed to be “critical” and “major” in terms of the Project Quality Plan (JZWEBR 6013 - HQC - PL - 0040 ) shall be controlled by means of supplier generated (and Engineer approved) quality control plans (QCPs) . The Expeditor / Inspector will inspect work against order documentation, approved construction drawings and approved quality control plans . All work will be subject to final inspection and release except where the Contractor is responsible for supply, erection, and commissioning of work . In such cases the EPCM Inspector will conduct random inspections of physical work and will review the Contractors quality control documentation during fabrication execution . Where QCPs have been used to control fabrication method execution, quality data books will be compiled by the Contractors in accordance with the requirements of the Project Quality Plan . The EPCM Inspector will work closely in conjunction with the EPCM Discipline Engineer ; ensuring adequate notification is given for inspections of goods, as detailed on the Quality Plan . Document Number: JZWEBR6013 - STU - REP - 001 Page 440

// Section 18 Project Infrastructure 3. Site Material Control All deliveries to site shall be received by the Contractor who will direct the goods to the place of offloading or to the site - based Contractor’s site establishments, as required . All goods that are free issued to the erection Contractors will be received into the site store by the Contractor’s Material Controller who will check receipts against order and release note documentation . Over, short, or damaged goods discrepancies will be referred to the Site Construction Manager, the Area Engineer, the Supplier, and the Expeditor / Inspector for follow up and rectification . 4. Control of Delivery Documentation The Contractors Material Controller to record all delivery documentation and report to the EPCM discipline site supervisor, copy to be kept on site and the original documentation to the EPCM Project Cost Controller on a weekly basis . 18. Project Controls 1. Planning A project plan will be developed by EPCM Contractor . The initial Contract Plan will be developed at a level of detail necessary, in the opinion of the EPCM Project Manager, to ensure effective control over the work to be executed . As requested by the Bilboes, Microsoft Projects will be used for this purpose . A detailed project plan will be developed for the Design phase through to the Start of the Hot Commissioning Phase . The plan will be resourced and weighted to provide a balanced view of the relative efforts per phase . S - curves will be developed reflecting the Early and Late Percentage Progress per Phase, using the weighted efforts . The Project Plan and S - curves will be presented to the Bilboes for feedback and buy - in . Once agreed the Project Plan will be baselined and incorporated into the EPCM contract . The basis of the project planning will be the Work Breakdown Structure (WBS). 2. Scheduling The Critical Path Method (CPM) technique of planning and scheduling will be used for the Project (JZWEBR 6013 - PLAN - PR - 0041 Planning Procedure) . The project will utilize Microsoft Projects to develop the following types of schedules: Document Number: JZWEBR6013 - STU - REP - 001 Page 441

// Section 18 Project Infrastructure Management Level Schedule - Defines the major activities and interfaces between engineering, procurement, fabrication and construction, transportation, installation, and pre - commissioning, commissioning, and start - up . This is a high - level summary schedule and is issued in the monthly progress report . Project Level Schedule - A CPM schedule is "rolled up" from the detailed control schedules . It will be broken down into various WBS Areas of the project . Development of the project level schedule will be based on the initial management level schedule and the WBS . Control Level Schedules - Detailed schedules which are generated for tracking and control of various activities and deliverables for all phases of the project . Where possible, the schedules will break the work down to the discipline, area, or work package level . These schedules will be coded with the related WBS codes . The following specialty control schedules will also be developed by the EPCM Contractor for all disciplines and utilized on the project : » Drawing Issue Schedule. » Procurement Schedules. » Equipment Manufacturing and Material Delivery Schedules. » Pre - Commissioning, Commissioning, Validation, and Start - up Schedules . Suppliers and service providers to the project will be expected to prepare project plans to level of detail appropriate to the services rendered . In the event of scope changes and / or changes in the levels of detail required, the project plan may be redeveloped and re - baselined at the discretion of the EPCM Project Manager and in agreement with Bilboes . Progress will be monitored, and the program updated at regular intervals using information supplied by project team members, suppliers, and service providers . Actual and expected progress will be compared to the latest agreed and baselined project plan . Routine reporting to Bilboes will be by means of S - curves prepared and incorporated in the Monthly Progress Report, showing the Actual and Expected Progress Percentage, compared to the Planned Early and Planned Late Percentages, again per Phase . The periodic variance from the agreed Baseline values will also be reflected in the report . Document Number: JZWEBR6013 - STU - REP - 001 Page 442

// Section 18 Project Infrastructure Gantt charts will be prepared and used for internal EPCM and / or contractor and service provider information only . Ad - hoc Gantt charts can be prepared on request for other interested and affected parties with prior consent from the EPCM Project Manager . 3. Cost Control The project cost system will be set - up at project initiation and keep track of original budget, current budget, current forecast, commitments, and expenditures . The Cost Baseline Estimate (CBE) will be refined at the end of the design phase with the relevant final costs obtained during the tender period . This will serve as the cost control base for the project and will be loaded into the project cost control system for the Construction Phase . Budget and forecast will be input to the cost system by the Project Controls team from estimates and deviations . The project controls team will analyse the data monthly (including commitments and expenditures) in a single report and inform the project management and Bilboes of the cumulative impact of any deviations to the project scope . The project controls team, with assistance from engineering, procurement, and other project team members, will provide cash flow projections monthly . The cash flow projections will include projections of both committed and expended costs for the project . The Project Team Disciplines / Sectors as well as other appointed personnel are responsible for cost control of their area/s, including their reimbursable man - hours . They will do so using a cost management system acceptable to the Project and with the capability of integrating with the Project Cost Control System . The cost control will be in accordance with Cost Control Procedure JZWEBR 6013 - CC - PR - 0039 . EPCM Contractor cost control system will be always used . The Project Cost Controller will be dedicated to the Project and report to the Project Manager and interface with the Bilboes Project Cost Controller . 4. Finance and Accounting The EPCM Cost Controller will be responsible for processing of approved payments to Engineering Contractors / Consultants, Suppliers and Erection Contractors upon approval of invoices by the Project Team . Progress payment certificates, invoices, etc . , will be addressed by the vendor to the Purchaser . Document Number: JZWEBR6013 - STU - REP - 001 Page 443

// Section 18 Project Infrastructure A project specific invoicing, certification, invoice certification and payment procedure shall be developed . This procedure will address all the aspects relating to the project and cover all the Bilboes requirements . It shall address in detail the process of invoicing approval and the levels of authority . 19. Quality 1. Quality Assurance Quality Control on work packages is the responsibility of the discipline engineer, supported by the QC inspector. Overall accountability for quality remains with the project manager. The quality control will be in accordance with Fabrication Quality Control Procedure JZWEBR6013 - HQC - PR - 0042 Project Quality Plan JZWEBR6013 - HQC - PL - 0040 and Construction Quality Control Procedure JZWEBR 6013 - SITE - PR - 0043 . The project quality plan (PQP) outlines the quality system procedures, organisational requirements, responsibilities, and activities necessary for the effective performance of project quality management of client specific contracts . The Fabrication Quality Control Procedure is intended to instruct the contractor as to the minimum quality assurance (QA) and control requirements (QC) for the fabrication / manufacturing / supply / installation of goods in terms of the contract . The document also serves to ensure that the communication, approvals, and quality acceptance criteria between the contractor, EPCM Contractor and Bilboes is clearly defined . The Construction Quality Control Procedure outlines the construction quality activities which the construction team will perform on the project and deals with how construction quality will be controlled as an independent activity The procedure will serve to ensure that the communication, approvals, and quality acceptance criteria between the EPCM contractor and Bilboes is clearly defined . 2. Quality Control and Expediting The Project Team discipline responsible sector will provide the Pre - delivery, Quality Assurance (QA), Quality Control (QC) and Expediting functions for all Mechanical, Structural Steelwork, Platework, Piping, Electrical and Instrumentation equipment and materials procured for the Project . For this purpose, a quality plan for approval by Bilboes Project team shall be developed. Document Number: JZWEBR6013 - STU - REP - 001 Page 444

// Section 18 Project Infrastructure The Project Team discipline / sector shall be responsible for interaction and liaison with the other discipline / sectors (specifically Project Procurement department and Planning) and other Management Contractors / Consultants . 20. CONSTRUCTION 1. Construction Philosophy The EPCM Contractor will mobilise a Project Construction Management Team who, under the overall direction of the EPCM Project Manager, through the EPCM Construction Manager will manage and co - ordinate the activities of the appointed construction contractors . These appointed construction contractors will perform the construction operations for the duration of the construction phase . 2. Construction Management The project construction management process is described in detail in the project specific Construction Procedure (JZWEBR 6013 - SITE - PR - 0043 ) . 3. Construction Organisation and Responsibilities The Project Construction Management Team will be responsible for the construction management of the various contractors appointed to construct / erect the plant . The Project Construction Management Team will be headed by the EPCM Construction Manager who carries overall construction responsibility . The EPCM Construction Manager will be assisted by EPCM Discipline Supervisors who are responsible for the supervision of the construction works on a discipline basis, which may or may not cross area boundaries . Construction safety management is the responsibility of the EPCM Construction Manager who will be supported by a team of EPCM safety management specialist supervisors . The EPCM Construction Manager is further supported by the EPCM Discipline Supervisors who are directly responsible for safe work practices in their respective areas . The Project Construction Team will be further complimented by a site administration staff including a site secretary and an external QS when required . Document Number: JZWEBR6013 - STU - REP - 001 Page 445

// Section 18
Project Infrastructure

18.9.1.20.4 Geotechnical Survey

All foundation designs will be based on the FS Geotechnical work by SLR. Ongoing geotechnical works shall be performed as required to confirm the assumed design parameters.

18.9.1.20.5 Site Surveys

The site co-ordinate system is [UTM Arch 1950 S].

A site surveyor will be appointed and shall be utilised on a part time basis throughout the construction phase and shall confirm the respective contractors setting out points for the individual structures.

The appointed surveyor shall also conduct as-built measurements for QS purposes and shall verify construction tolerances comply with the project specification if required.

18.9.1.20.6 Construction Contractor Strategy

A single civil and earthwork contractor is proposed, as splitting the civil scope would have not been appealing to major civil contractors. The current scope is deemed of manageable size for an experienced civil contractor. The contractor will have teams on both sites with separate supervision for each.

Similarly, one SMPP (Structural, Mechanical, Platework and Piping) contractor is proposed, as the structural quantities, is deemed of manageable size for an experienced SMP contractor. The contractor will have teams on both sites with separate supervision for each.

18.9.1.20.7 Site Laboratory

A site construction quality laboratory will be established by the Civil Contractor so to ensure materials of construction are in accordance with the specifications, to confirm founding conditions are as per the design, and concrete strengths are within specification.

18.9.1.20.8 Site Security

Bilboes will supply security on both sites.

18.9.1.20.9 Construction Quality Assurance

Project construction quality management will be achieved via physical site works inspections / verifications carried out by EPCM Site Discipline Supervisors in accordance with the project construction quality procedure and the project specific construction

Document Number: JZWEBR6013-STU-REP-001 Page 446

// Section 18 Project Infrastructure procedure and associated checklists / forms . This is covered in detail in the Construction Procedure (JZWEBR 6013 - SITE - PR - 0043 ) . 21. Commissioning - Testing, Handover and Acceptance 18 . 9 . 1 . 21 . 1 General Commissioning is the phase of the project during which the completed installation is inspected, tested, and handed over . This phase includes handing over custody and control of the Process Plant, its sections/areas, and systems to the Bilboes in an orderly manner and in a sequence to be agreed and reflected/ scheduled in the Project Program . Process Plant start - up is a demanding and complex phase of the project . It involves the combined effort and co - operation of all parties, the Client, The EPCM construction and commissioning teams, Bilboes Engineering and Operations teams, Contractors and Vendors . A team of EPCM Commissioning Engineers will be established and will be appointed with overall responsibility for the commissioning of a particular system and handing over to the Client's team . The commissioning team members will be identified, together with their areas of responsibilities, well in advance of the commissioning commencement date . It is essential to have Client's Start - up Team members also included in the Commissioning activities . 2. Commissioning Management The project commissioning management process is described in detail in the project specific Commissioning Procedure (JZWEBR 6013 - SITE - PR - 0044 ) . 3. Commissioning Responsibilities Cold commissioning (Commissioning phases C 1 to C 3 ) will be the responsibility of the Commissioning Manager . Bilboes Operations team will provide a full complement of operational and maintenance personnel as well as operational consumables . Hot commissioning (Commissioning Phase C 4 ) of the Contract Works will be the responsibility of and under the supervision of the Commissioning Manager . The commissioning, construction, and engineering team, with assistance from the appointed construction contractors and suppliers will be on hand to aid and facilitate the hot commissioning process . Bilboes Operations team will provide a full complement of operational and maintenance personnel as well as operational consumables . Document Number: JZWEBR6013 - STU - REP - 001 Page 447

// Section 18
Project Infrastructure

Note that custody and control of the Process Plant reverts to Bilboes on completion of the C4 commissioning phase.

18.9.1.21.4 Commissioning Sequence

Commissioning will occur generally as per the sequence in Table 18-21 below; and as further described in the project specific commissioning procedure (JZWEBR6013-SITE-PR-0044):

Table 18-21: Commissioning Sequence

Term	Level	Definition	Examples
C1	Module / Unit	**Construction Completion** By signing the C1 certificate, signatories indicate acceptance that: ➢ Equipment has been installed as per the vendor requirements. ➢ Plant area construction is generally complete and safe to commence commissioning activities. ➢ Equipment and piping are clear of contaminants. ➢ Lubrication checked and carried out as required ➢ Any breathers and filters replaced (particularly for equipment that has been on site for more than a few weeks). ➢ Equipment is ready to have energy source (electrical power, air pressure, water pressure and/or hydraulic pressure) applied. All work from C2 onwards will be undertaken in accordance with the commissioning lockout / isolation procedures. Separate C1 certificates are required for each item reflecting the relevant engineering disciplines (civil, electrical, instrument and mechanical (inclusive of structural). Before signing off the certificate all mandatory punch list items must be signed off and various test sheets such as alignment tests must be signed off.	
C2	System / Unit	**No Load / Power on Commissioning** By signing the C2 certificate, signatories indicate acceptance that: ➢ Equipment has been direction tested ➢ Instrument air circuit is functional ➢ Control valves have been stroked. ➢ All ancillary equipment is functional ➢ Instruments are functional and calibrated ➢ Equipment is ready for load commissioning ➢ No load operating parameters are recorded, for example, no-load motor currents and vibration levels. ➢ As built protection settings are recorded. ➢ Mandatory and discretionary punch list items have been signed off. Relevant test C1 certificates will be attached to the C2 certificates. All equipment shall be run "empty" (bump test) and individually, for short periods in accordance with the running test procedures under supervision of the supplier	Pumps bumped, Valves stroked, Screens dry run, Mills turned, etc.

Document Number: JZWEBR6013-STU-REP-001
Page 448

// Section 18
Project Infrastructure

Term	Level	Definition	Examples
		(vendor, if required) and EPCM Discipline Engineer. The C2 certificate signifies completion of the "power on" test run.	
C3	System and/or Segment of System	**Run Plant on Water (Cold commissioning)** By signing the C3 certificate, signatories indicate acceptance that: ➢ All circuits satisfy their functional requirements ➢ All interlocks are functional ➢ All sequences are functional ➢ Conveyors are ready to accept material ➢ Wet circuits can be operated in accordance with the water balance developed for the circuit ➢ Instruments are recalibrated ➢ Circuits are ready to receive material The C3 activities shall cover a complete or sub section of a circuit, with all systems receiving a C3 commissioning acceptance certificate. At this stage conveyors are tracked, and water is introduced, and circuits balanced to allow steady operation. Tests are implemented to ensure that the functional specification has been met. The purpose is to run the works with water to ensure that the plant has been built and operates according to the functional design. **NOTE**: All C2 certificates must be signed off before a C3 test certificate can be issued for verification.	
C4	System / Unit (Operational but not necessarily to design specification)	**Feed System with Material (Hot commissioning)** By signing the C4 certificate, signatories indicate acceptance that: ➢ Facility modules are complete, subject to listed exceptions (non-critical punch list items) ➢ As built documentation has been completed and handover to operations ➢ Operating and maintenance manuals have been compiled and handed over to operations ➢ The system is ready to operate in a continuous operational phase but not necessarily at the design capacity. ➢ Quality product is delivered This C4 phase will include compiling a C4 punch list (should be non-critical items ONLY), checking instrumentation calibration, process flows and individual equipment throughput, building up to instantaneous design throughput. The issue of a C4 Certificate can indicate that a unit and/or the entire system (plant) is complete, tested and can operate with material (or process fluid). At this C4 stage, process commissioning has been satisfactorily completed and the plant is capable of being run with material (or process fluid) but not necessarily at the design capacity for a continuous period.	
C5	System (Operationally Complete)	**Facility Run at rated (nameplate) capacity** By signing the C5 certificate, signatories indicate acceptance that: ➢ The facility has run up and held at full continuous production at nameplate capacity for a duration as per	Concentrator Plant

Document Number: JZWEBR6013-STU-REP-001 Page 449

// Section 18
Project Infrastructure

Term	Level	Definition	Examples
		agreed contract conditions. ➢ The facility is reliable as per the agreed contract conditions. ➢ The facility has met the contractual performance guarantees. ➢ The Client insurer has been notified of plant handover and operational commissioning is completed. This is the final C5 handover certificate which shall be accepted jointly by the Contractor, the Client, and Operational Representative, could still have minor deviations (non-critical punch list items) attached.	

18.9.1.21.5 Responsibility during Commissioning

The commissioning sequence, responsibility and key inputs required for pre commissioning through to hot commissioning is summarised in Figure 18-17.

Table 18-22: Commissioning Sequence Responsibility

	Pre C1-2	Cold C3	Hot C4
EPC(M) Contractor			
Construction Manager	A	I	C
Commissioning Manager	I	A	A
Lead Discipline Engineer	R	R	R
Contractors Team	I	I	I
Process Control	C	R	R
Client (Through Operations Contracts)			
Maintenance Manager	C	I	R
Operations Engineer	I	I	R
Process Control	I	I	R

18.9.1.21.6 Operations and Maintenance

18.9.1.21.6.1 Operational Readiness Program

To form part of existing planned maintenance programme (by Bilboes).

The purpose of the Operational Readiness Programme is to:

- ➢ Establish systems of work in terms of organization, processes, and procedures to maximize start-up effectiveness of business operations.
- ➢ Establish data collection and information systems to maximize start-up effectiveness and ramp-up for the plant and facilities.
- ➢ Create a motivated and trained organizational capability to guarantee early returns and sustained business operations.

Document Number: JZWEBR6013-STU-REP-001 Page 450

// Section 18 Project Infrastructure » Optimize the balanced life - cycle requirements for safety, availability, performance, and economy, particularly for operations and maintenance functions . 18 . 9 . 1 . 21 . 7 Operability, Safety and Maintainability Reviews Operational and Bilboes Project staff will be involved on a continuous basis, in the project detailed engineering phase, with drawing reviews . During this review period all aspects of maintenance and suitable maintenance access will be addressed and resolved . Following the completion of the PFDs and the piping and P and ID’s, a complete HAZOP review will be conducted to ensure that the process is operator friendly with respect to safe access and operability and that equipment is adequately protected . The critical members of the Bilboes team to be involved in the reviews are listed below . » Plant Manager. » Process Engineer. » Engineering Manager. 22. Project Closeout 1. Project Close - Out Philosophy This is the project phase in which the project is formally closed out, both from a commercial / contractual and administrative perspective . 2. Contractual Close - Out Commercial / Contractual close - out is the process whereby the various project procurement packages are commercially and contractually closed out . The EPCM Project Manager, with the assistance from the project procurement administrator and the project cost controller, ensures that commercial / contractual close - out is achieved whereby : » Operational and Maintenance manuals are received form the vendors and dispatched to the Bilboes . » All vendor performance / commissioning certification is in place . » All commercial claims are resolved . » Final contract values are agreed between the EPCM discipline engineers and the vendors . Document Number: JZWEBR6013 - STU - REP - 001 Page 451

// Section 18 Project Infrastructure » Re - measurable contract final measures have been agreed with the EPCM discipline engineers and the appointed Quantity Surveyors (if applicable). » Contracts are amended accordingly to the final contract values. » All contractual terms and conditions will be complied with where they prescribe specific procedures for contract close - out. (i.e., formal completion notices issued if applicable). » Final invoices are received and processed for payment. » Final close - out packs / files are generated per package. » Retention schedules are generated and maintained. » Retention and performance bonds returns are managed. » A complete set of indexed records is be prepared for inclusion with the final project records. Administrative project closure, co - ordinated by the EPCM Project Manager, will consist of documenting project results which will typically include : » Formalizing acceptance of the facility by Bilboes. » Obtaining EPCM / Bilboes contractual completion. » Issuing of “As - Built” drawings and information. Updating of project specific historical databases pertinent to the project (EPCM Documentation) . Archiving of relevant project documentation with particular attention being paid to the archiving of financial records, process design information and project detail drawings . Recoding of lessons learned via project retrospective reviews and close out reports . Note that administrative closure is an on - going process which should be dealt with as each phase of the project closes and not left until the end of the project . This will ensure that important and useful information is not lost . 18 . 9 . 1 . 22 . 3 Project Retrospective An in - depth review, co - ordinated by the EPCM Project Manager, will be held at the end of the project or at any other significant project phase or completion milestone . This will ensure ‘learning after doing’ and represents a means for the project team to reach closure . The retrospective will be conducted in such a manner that it captures the knowledge gained prior to the team disbanding so that both positive and negative lessons can be transferred to similar projects . Document Number: JZWEBR6013 - STU - REP - 001 Page 452

// Section 18 Project Infrastructure A project close - out report is then typically prepared by the EPCM Project Manager with input from the EPCM Discipline Engineers and EPCM Construction Manager . 4. Project Close - Out Report A typical EPCM project close - out report includes but is not limited to . 5. Purpose A brief description of the reports purpose . 6. Project Description A brief description of the project, the initial EPCM project scope of work and a description of any major changes in the scope if applicable . 7. Project Safety This section contains the final project safety statistics, descriptions of any LTIs incurred, safety lessons, safety innovations, and safety successes . 8. Project Personnel / EPCM This section contains details of the project’s key resources and their contribution throughout the project, as well as detailing the man - hours expended verses those budgeted for (c/w reasons for variations) . The Bilboes teams and relations are also discussed in this section . 9. Project Schedule A summary of the project schedule and the milestones as well as a description of the actual progress and delays . Schedule lessons and opportunities should be discussed . The final project milestone bar chart should be included as well as the project S - curves . 10. Project Financial Performance This section summarises the EPCM Contractor cost performance against the original budget and details the major cost variances . The major cost variances such as scope additions, estimating inaccuracies / omissions, escalation and foreign exchange impact should be discussed separately . 11. Quality Performance This section describes any serious quality related issues / deviations experienced on the project, the mitigating actions implemented, and the lessons learned for future projects . Document Number: JZWEBR6013 - STU - REP - 001 Page 453

// Section 18 Project Infrastructure 12. Design Performance This section details the EPCM contractors drawing office performance with regards to number of drawings produced per discipline verses those budgeted for and notes any lessons learned with regards to innovative designs . 13. Procurement Performance This section details the number of procurement packages and amendments placed, and comments on performance of the major equipment vendors . The duration of the procurement cycle should also be discussed if problematic . 14. Fabrication Performance This section details the fabrication performance of the main re - measurable construction contractors and their respective sub - contractors . 15. Construction Performance This section details the EPCM site set - up, the EPCM site team safety appointment structure, the construction personnel histogram, the site material handling issues, and construction lessons learnt . This section also contains descriptions of the performance of the main erection / installation contractors complete with details of key personnel, peak resources, quantities installed and safety records . 16. Commissioning Performance This section details the commissioning issues experienced, and the solutions that were employed . Also discussed is the make - up of the commissioning teams and a discussion on the control performance and the major control changes implemented during this phase . 17. Lessons Learnt This section contains a photographic record of both positive and negative construction and commissioning issues experienced c/w descriptions of the respective problems and solutions . 18. Addendums » The final project level 1 cost report. » The final Change Notice Register. Document Number: JZWEBR6013 - STU - REP - 001 Page 454

// Section 18
Project Infrastructure

- The final project quantity statistics.
- Project Photo Gallery.

18.9.1.23 Project Improvement Strategies

18.9.1.23.1 Alignment

A project team alignment between the different project organisations and key team members shall be arranged by the Project Manager in conjunction with Bilboes "Project Manager", as early on as possible during the Project Execution Phase.

18.9.1.23.2 Lessons Learned

On completion of the Project a Close Out workshop will be held to document all lessons learned on the project. Lessons learnt discussion and updating shall not be a once off event, but rather an on-going effort on a month-to-month basis.

18.9.1.23.3 Knowledge Management

18.9.1.23.3.1 Peer Assist

Peer Assist meetings or workshops will be arranged during the project when the project is faced with a specific challenge or problem. This may also be prior to the launching of any new phase of work to ensure that learning gained from other projects is utilised in this project. People not directly involved in the project will be invited to share their experience, insights and knowledge and potentially recommend further areas of investigation.

The aim is to maximize the outcome for a specific piece of work.

18.9.1.23.3.2 Project Retrospectives

On completion of the Project, a Project retrospective will be held with the EPCM team and Bilboes team to capture learning from the project. Lessons learned discussion and updating of the lessons learned register shall not be a once off event, but rather an on-going effort. Also refer to the closeout section in this document.

18.9.2 Basis of Schedule

18.9.2.1 Introduction

This basis of schedule describes the basis and methodology used to prepare the Implementation schedule, (hereafter referred as the "Schedule").

Document Number: JZWEBR6013-STU-REP-001 Page 455

// Section 18 Project Infrastructure The schedule represents a Level 3 Gantt chart configuration based on information collected from FS . The schedule is a deliverable of the Bilboes Base Economic Case FS as used for long term planning, including cash flow . The schedule will be revised to be aligned with the latest information available before the project can be progressed from the planning phase to the execution phase . The sequence of events has been scheduled using the mine development schedule per work package as displayed in Figure 18 - 21 . Figure 18 - 21 : Sequence of Events Methodology The schedule has a - 10 % to + 25 % confidence and accuracy level based on Analogues Estimating and current level of detail stipulated in the schedule . Previous project knowledge and expert judgment was utilised during the estimating of duration and sequencing of events . 2. Definitions 1. Milestone This is an activity within the schedule that marks a point in time when a group of activities will start / complete and has 0 days duration . 2. Detail Level of Schedule The schedule has been developed to detail level 3 . At a later stage, the schedule will be used to develop the Sub contractor schedule to a level 5 / 6 schedule as more detailed information becomes available and contractors are appointed . The levels as per industry standards are as follows : Table 18 - 23 : Detail Level of Schedule Description Detail Level Project Areas Level 1 Mining Activities Eng & Design Procurement Fabrication Document Number: JZWEBR6013 - STU - REP - 001 Page 456

// Section 18
Project Infrastructure

Detail Level	Description
Level 2	Project Sub Areas
Level 3	Work Packages
Level 4	Discipline Levels
Level 5	Tasks of Each Discipline
Level 6	Hourly tasks

18.9.2.3 Schedule Criteria

The Schedule is developed in accordance with the approved WBS and Scope of Work document.

The Schedule is divided into three project phases each consisting of the following sub phases:

- Project Setup.
- Engineering and Design.
- Procurement.
- Fabrication.
- Delivery.
- Construction and Commissioning.

The Schedule calendar is project specific, based on a standard calendar (5 days a week and 8 hours per day.

The Schedule makes allowance for all South African and Zimbabwe public holidays depending on where the specific work is foreseen to be conducted.

Sub-contractor schedule requirements:

- The schedule must define as much as possible detail, at least to level 5.
- The schedule must be coded with the EPCM Projects Coding Structure which will be expanded to make provision for all sub-contractor's schedules.
- The project calendar must be used and will be provided to the sub-contractor.
- Microsoft Projects or Primavera P6 must as far as possible be used to program the schedule.
- The schedule must have an approved Baseline saved using the EPCM Projects Baseline maintenance procedure.

Document Number: JZWEBR6013-STU-REP-001
Page 457

// Section 18
Project Infrastructure

- The schedule must be aligned with the client Implementation schedule in terms of key dates and Milestones which will be provided in the form of the enquiry document.
- The schedule must comply with EPCM Projects schedule specifications in terms of schedule integrity.
- The schedule is subject to approval by the EPCM Project Planner, Project Manager and Responsible engineer.

Schedule maintenance should be done in accordance with the EPCM Schedule management plan to ensure continuity and quality assurance.

18.9.2.4 Schedule Development Process

The schedule was developed using an enhanced systematic planning method. The process includes planning the schedule management, defining schedule activities, Sequencing activities using the critical path method, estimating activity durations, and finally developing the final schedule baseline. This was accomplished by means of scheduling workshops held with the project team on the following dates:

- Start Developing Schedule Structure: :16 Nov 2021.
- Individual input sessions: :19 Nov to 22 Nov 2021.
- Team schedule workshop: : 24 Nov 2021.
- Final team review session: : 25 Nov 2021.
- Client review: : TBA.

18.9.2.5 Project Timeline

The schedule duration start date is the October 2022 and completion date are the April 2035. The project is divided into two main phases. The first phase is to establish production at 240 ktpm from Isabella and McCays and lastly 180 ktpm from Bubi. This was done to smooth out the project cashflow on capital expenditure. The individual timelines for each phase are graphically represented below. The start date was determined by both mining development rates and long lead time items on the critical path.

Document Number: JZWEBR6013-STU-REP-001 Page 458

// Section 18 Project Infrastructure 240 ktpm – Year 1 to Year 8: 180 ktpm – Year 7 – Year 14: 18.9.2.6 Scope of Work The project scope comprises of the following WBS: Document Number: JZWEBR6013 - STU - REP - 001 Page 459

// Section 18
Project Infrastructure

BILBOES

Table 18-24: Work Breakdown Structure

LvL 1	LvL 2	LvL 3	DRA WBS Description	DRA WBS No.
A			MINING	A
A	01	00		A0100
B			PROCESS	B
B	01	00	ORE RECEIVING AND CRUSHING	B0100
B	02	00	MILLING, CLASSIFICATION & THICKENING	B0200
B	03	00	FLOTATION	B0300
B	04	00	BIOX	B0400
B	05	00	CARBON IN LEACH (CIL)	B0500
B	06	00	CARBON TREATMENT	B0600
B	07	00	GOLD ROOM	B0700
B	08	00	TAILINGS HANDLING & CN DETOXIFICATION	B0800
B	09	00	REAGENTS	B0900
B	10	00	PROCESS PLANT WATER SERVICES & RETICULATION	B1000
B	11	00	PROCESS PLANT UTILITY SERVICES	B1100
B	12	00	E, C & I PLANT	B1200
C			PROCESS PLANT INFRASTRUCTURE	C
C	01	00	PLANT SERVICES	C0100
C	02	00	PLANT BUILDINGS & WORKSHOPS	C0200
C	03	00	PLANT ELECTRICAL STRUCTURES	C0300
D			GENERAL SITE INFRASTRUCTURE	D
D	01	00	SITE WIDE SERVICES	D0100
D	02	00	ACCESS	D0200
D	03	00	TERRACES, DUMPS AND PLATFORMS	D0300
D	04	00	EC&I SERVICES	D0400
D	05	00	WASTE MANAGEMENT	D0500
E			INDIRECT - PROJECT FACILITIES	E
E	01	00	SHEQ	E0100
E	02	00	SECURITY	E0200
E	03	00	CONSTRUCTION SERVICES	E0300
E	04	00	CONSTRUCTION VEHICLES	E0400
F			INDIRECT - PROJECT SERVICES	F
F	01	00	CONSULTANTS	F0100
F	02	00	EPCM CONTRACTOR	F0200
F	03	00	GENERAL SERVICES	F0300
F	04	00	FIRST FILL & COMMISSIONING	F0400
F	05	00	SPARES	F0500
F	06	00	PROJECT INDIRECT COSTS	F0600
G			OWNERS COST	G
G	01	00	COMMUNITIES	G0100
G	02	00	ECONOMIC DEVELOPMENT PROJECTS	G0200
G	03	00	CONSULTANTS	G0300
G	04	00	RELOCATION	G0400
G	05	00	COMPENSATION	G0500
G	06	00	BBBEE	G0600
G	07	00	MEDIA & COMMUNICATION	G0700
G	08	00	ENTERPRISE DEVELOPMENT	G0800
G	09	00	FINANCIAL	G0900
G	10	00	EQUIPMENT	G1000
G	11	00	CONSUMABLES	G1100
G	12	00	SERVICES	G1200
G	13	00	CONSTRUCTION	G1300
G	14	00	ADMINISTRATION & OVERHEADS	G1400
G	15	00	PERMITS	G1500
G	16	00	INFRASTRUCTURE	G1600

18.9.2.6.1 Basis of Duration

All durations used in the schedule are based on previous project knowledge and industry standards known for the level of detail stipulated in the schedule. It is recommended that

Document Number: JZWEBR6013-STU-REP-001 Page 460

// Section 18 Project Infrastructure further studies and planning are done to develop the schedule to with sufficient detail to support duration estimates, from various methods including but not limited to sub - contractors schedules . Bilboes Operational Processes have not been considered for procurement durations . The schedule is only used for estimating and cashflow purposes . It cannot be deemed as an implementation schedule without further inputs from Engineering, Enterprise Environmental Factors, Operational Process Assets, Current and Future Agreements . 7. Exclusions » Bulk Power supply from Zimbabwe government power supplier. » EIA application process. » Community relocation plan implementation. 18.9.2.8 Schedule Risks The following schedule risks were identified with the regards to the execution phase of the project : Table 18 - 25 : Schedule Risks Document Number: JZWEBR6013 - STU - REP - 001 Page 461 Impact Probability Risk High Low No EIA Approval for surface construction work can cause a delay in critical path activities. Low Medium Scope creep Medium Medium Construction durations are based on Estimated and not orders placed. Low Low Delivery of Equipment - Site Accessibility Medium Medium Funding non availability Low Low Weather conditions are not allowed for and may impact negatively on the overall project timeline. 18.9.2.9 Software The software used to program the schedule is Microsoft Projects.

Document Number: JZWEBR6013 - STU - REP - 001 Page 462 // Section 18 Project Infrastructure 18.9.3 High Level Project Master Schedule 18.9.4 Project Execution Schedule Refer to Appendix 18.4, Detailed Schedule.

BILBOES GOLD PROJECT FEASIBILITY STUDY SECTION 19 MARKET STUDIES AND CONTRACTS Document Number: JZWFM2576 - STU - REP - 001

// Section 19 Market Studies And Contracts Document Number: JZWFM2576 - STU - REP - 001 Page 464 19 MARKET STUDIES AND CONTRACTS No market studies for gold are applicable in Zimbabwe . The Gold Trade Act empowers the Minister responsible for Finance to issue a Gold Dealers Licence which entitles entities to export and sell gold from Zimbabwe to customers of its choice . Prior to 1 June 2021 , only Fidelity Printers and Refiners (Private) Limited (FPR) had the Gold Dealership Licence and therefore all gold bullion was sold to FPR . With effect from 1 August 2021 , all gold producers are regarded as licenced and can directly export and sell any incremental production . As all Bilboes’ production is considered incremental, Bilboes will be able to choose to export its gold directly to customers of its choice or to continue selling to FPR . Bilboes is confident that it will be able to export and sell its gold production on similar terms as those obtaining from Fidelity . Fidelity has two payment terms for its customers that gold producers may choose from as per the terms and conditions below : 1. Category A - Outright Purchase » Payment within two days of lodgement of the gold using a spot price based on the London Bullion Market Association (“LBMA”) price discounted by 2.5%. » The applicable price is the day’s afternoon fix on the date of lodgement at Fidelity. » Melting and assaying charges of $21 /kg gross bullion weight applies. » The applicable Government royalty is deducted from proceeds due to the customer. 2. Category B - Part Payment and Final Payment after a week » Fidelity will pay 85% of value within two days of lodgement at Fidelity as initial payment. » The LBMA price will be discounted by 1.25%. » Final payment will be done after a week. » Lodgements must be done by Tuesday 12:00 noon. » Any deposit lodged after Tuesday cut - off shall be treated like a deposit for the following Tuesday, i.e., initial payment will be done the following Tuesday. » Melting and assaying charges of $21/kg gross bullion weight apply. » The applicable Government royalty is deducted from final payment due to the customer.

BILBOES GOLD PROJECT FEASIBILITY STUDY SECTION 20 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT Document Number: JZWEBR6013 - STU - REP - 001

// Section 20 - Environmental Studies, Permitting and Social or Community Impact 20 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT Key points with regards to the environmental and social aspects of the proposed Bilboes Sulphide Gold Project are outlined in the sections below . 1. Environmental Studies and Potential Impacts This section summarises the outcomes of the environmental assessment and potential environmental aspects that could materially impact and/or impair Bilboes’ ability to extract and process the mineral reserves . Summary of Environmental Studies Bilboes commissioned SLR in collaboration with GriynOva Environmental Consultancy (GriynOva) to undertake an Environmental and Social Impact Assessment (ESIA) in 2018 for exploiting and processing additional gold - bearing sulphide ores beneath the oxide zones within the existing open pits at the Isabella, McCays and Bubi . SLR is the lead consultant for the ESIA, while GriynOva, as the in - country partner, provided input and support at all stages of the process . The ESIA and accompanying specialist studies were conducted in conformance with the relevant International Finance Corporation (IFC) Performance Standards and associated guidelines and in compliance with the legal framework of Zimbabwe . The ESIA covers project - specific activities and includes a description of the Project, the legal and administrative framework, the environmental and social setting, an assessment of the environmental and social impacts, proposed mitigation and management measures within an environmental management plan and a conceptual closure and decommissioning plan . The baseline environmental conditions, as described in the ESIA, are summarised below (SLR, 2019 ) . Geologically, the Bilboes operations are located within the Bubi Greenstone Belt, within the Zimbabwe Craton . The sulphide within the orebody tends to weather readily and all the deposits are covered by oxide caps to a depth of 15 m to 50 m which are readily amenable to heap - leach extraction . It is these oxide caps that have been mined by Bilboes to date . The topography of the area is gently undulating and generally flat except for raised areas created by old waste rock dumps and heap leach pads, as well as the excavated open pits and related mine infrastructure associated with the existing mines . Document Number: JZWEBR6013 - STU - REP - 001 Page 466

// Section 20 - Environmental Studies, Permitting and Social or Community Impact Generally, the soils are susceptible to surface crusting and sealing following rainfall events, slow water infiltration, compaction and soil and water erosion . The associated land capability of the soil, with the assistance of modern technology (including ripping, ridging, microjet and drip water application), varies between “moderately suitable for well - managed irrigation” and “marginally not suitable” or “displaying moderately severe limiting conditions” . Land uses are predominantly cattle ranching (predominately due to the dry climate of the district), subsistence agriculture (mainly maize) and mining (formal and artisanal mining methods) . Subsistence farming is supported by irrigation schemes . The area is characterised by heavy rainfall (a Mean Annual Precipitation (MAP) is 657 mm) with drier months between May and September . The prevailing wind direction is westerly . There is limited variation in the annual temperature profile and evaporation and as a result precipitation is considered a driving factor in controlling levels of dust . The Bembezi River, a regionally significant perennial watercourse, and the Mdutshane River, a non - perennial watercourse, drain the southern part of Bilboes’ Isabella and McCays . An unnamed tributary of the Bembezi River is located west and downstream of the proposed TSF . The Bubi River, a large non - perennial river, and its tributary drain the Bubi . Tributaries of the Bubi River cross through the proposed haul road route . The Bembezi and Bubi Rivers meet downstream of the mine and ultimately flow into the Zambezi River . A large dam (Bafana Dam) is located downstream of Bilboes on the confluence of the Bembezi River and the unnamed tributary of the Bembezi River . Groundwater occurs within the higher conductive fractures, generally located above the 100 m depth . As depth increases, the fractures become less conductive with lower hydraulic properties . The general flow is in a north - east and south - west direction . Estimated water levels are in the region of 35 to 55 m at Isabella and 5 to 30 mat McCays . For the Bubi, the water levels are estimated to be 5 to 15 mand flow is in an east to west direction . The depth of weathering around the open pits is approximately 20 to 25 m . The weathered zone can be very conductive when the water levels occur above 20 to 25 m . Surface water is the main water source to the communities, however Bilboes has facilitated the drilling of boreholes from some neighbouring communities . The Bafana Dam was used to supply the Nkosikazi Irrigation Scheme, although this is not operational currently . Groundwater use appears to be limited to groundwater abstraction by Bilboes for domestic water supply . Given the scarcity of water in the area, water within the flooded pits is used by wildlife and local farmers to water livestock (cattle) . In addition to livestock watering, several people fish in the Document Number: JZWEBR6013 - STU - REP - 001 Page 467

// Section 20 - Environmental Studies, Permitting and Social or Community Impact flooded pits, and may also bathe in the pit water . Water within the Bubi pit is used to support a community irrigation scheme . Surface water quality sampling was undertaken in the Isabella, McCays and Bubi open pits as well as the Bembezi, Mdutshane and Bubi Rivers . All surface water samples show elevated levels of suspended solids exceeding the IFC EHS Mining guidelines (2007) and Zimbabwe Effluent Standards (SI 6 , 2006 ) - High Hazard / Red Class . Elevated levels of Arsenic exceeding effluent standards were recorded at some of the pits at the Isabella . Elevated levels of Cadmium and Iron exceeding the maximum permissible levels in terms of the Zimbabwe Drinking Water Standards and the Zimbabwe Effluent Standards (SI 6 , 2006 ) – High Hazard / Red Class, respectively, were recorded from some of the river samples . Exceedances of other elements (Magnesium, Sodium, Dissolved Solids, Electrical Conductivity and Nitrate) above the maximum permissible levels in terms of the Zimbabwe Drinking Water Standards (Magnesium and Nitrate) and the Zimbabwe Effluent Standards (SI 6 , 2006 ) – High Hazard / Red Class (Sodium, Dissolved Solids, Electrical Conductivity and Nitrate) were recorded in samples from the Isabella and McCays pits . Water has been accumulating in the Bilboes pits since the mine went into care and maintenance in 2016 . Given the extended dry period experienced at the mine it is possible that concentration of elements has occurred to a degree as a result of evapotranspiration, however this would depend on the level of pit inflows which could also have taken place during this period . The area is largely rural in nature although mining and community developments have influenced the visual landscape to some degree . There are no industrial noise sources, i . e . , mechanised processes or diesel - powered equipment other than those used by Bilboes . The ambient daytime noise levels fall below the international guideline thresholds for residential areas (i . e . , below 55 dBA) . Existing activities within the area that contribute significantly towards air emissions such as dust fallout and particulate matter smaller than 2 . 5 µm (PM 2 . 5 ) include fugitive dust from de - vegetated areas, seasonal burning of vegetation, household combustion of solid fuel, vehicle exhaust emissions and various activities from the existing mine . However, the baseline sampling data shows PM 2 . 5 dust fallout concentrations generally fall below the local and international guideline limits . The project area falls between the interface of the South African Bushveld ecoregions and Zambezian Baikiaea woodlands . Apart from Freshwater Resources (discussed further below) and Transformed Habitat areas (areas that have undergone transformation due to agricultural, rural and mining activities), three habitat units identified during field assessments . These include the Acacia Woodland Habitat Unit, associated with the South African Bushveld Document Number: JZWEBR6013 - STU - REP - 001 Page 468

// Section 20 - Environmental Studies, Permitting and Social or Community Impact ecoregion, at Isabella and McCays and the Baikiaea Woodland and Brachystegia boehmii Habitat Units, associated with Zambezian Baikiaea Woodlands ecoregion, at the Bubi . These habitat units are considered to have moderately high sensitivity, due to the unique landscape of the vegetation contributing to floral species diversity and the presence of floral species of Conservation Concern . The habitat units are largely intact with most of the area still in good condition . Several freshwater resources were identified either within the claims’ boundaries or within proximity thereof . These include the Bubi, Bembezi and Mdutshane Rivers and related tributaries . The Bubi River and its tributaries are deemed to be in a moderately modified state and of moderate to moderately high Ecological Importance and Sensitivity (EIS) with a high diversity of tree species and very limited alien invasive plant proliferation evident . The unnamed tributary of the Bembezi River, located west of the proposed TSF, is considered to be of moderate EIS due to its contribution to the functioning of the downstream system (i . e . , the Bembezi River) as well as its connectivity to surrounding natural areas, providing a faunal migratory corridor and contributing to the overall biodiversity maintenance of the area . The Bilboes operations are located within the Bubi District, one of nine districts within the Matabeleland North Province . The Bubi District is the seventh most populous district in the province with only 1 . 9 % of the population located within urban areas . The Isabella - McCays area is the most populated of the four wards within which the proposed project will take place with a population of 5 , 190 people . The ward in which the Bubi project area is located has a population of 1 , 374 peoples . From the available census data, it is evident that there are more males than females in the district . This is likely due to an influx of male jobseekers looking for mining - related work opportunities . Most of the local communities that surround the Bilboes operations are in Resettlement Areas . The specific villages identified to date that are deemed most likely to be affected by the proposed project are Dabengwa Village (located close to Isabella), Swati Village 2 (located close to the haul road route) and Rhino Village (located close to Bubi) . A section of the proposed haul road would pass through communal fields associated with Rhino village . Other villages do occur within the vicinity of the project area . In areas where people were resettled under the Government’s land reform programme, there is a lack of school and health facilities as well as insufficient basic services such as water and power supply . The predominant economic and livelihood strategy employed by the local communities is cattle ranching . The Bilboes operations are located within large parcels of land that have been set Document Number: JZWEBR6013 - STU - REP - 001 Page 469

// Section 20 - Environmental Studies, Permitting and Social or Community Impact aside as grazing areas for these communities . The proposed haul road also passes through two parcels of Commercial Land (held by private farmers) used for ranching . Subsistence agriculture (mainly maize) and mining (formal and artisanal mining methods) are the other two main economic and livelihood activities . The level of agricultural activity is largely dependent on household labour availability and access to farming implements . In order to support agricultural activities, irrigation schemes have been developed within some of the communities in the project area . These schemes reduce the likelihood of crop failure due to poor rainfall and where an excess has been produced, members of the local communities sell some of their maize to the Grain Marketing Board as an additional source of income . Mining has been a major employer of the local population in the past, however over time several mines in the area have been closed . For the Bilboes operations the number of people currently employed is far lower than when the mine was operating at full capacity . Artisanal small - scale mining is now a leading source of income for households in the area, with most families now dependent on gold panning (especially outside of the rainy season) . The increase in artisanal mining activities has also led to social conflicts, with many of the artisanal miners entering the district from other areas of Zimbabwe . Potential vulnerable groups associated with the project area include the land users located within the footprint of the proposed haul road, communities reliant on water from the open pits for domestic and agricultural purposes, as well as woman, children and the sick or elderly . No cultural heritage resources have been identified within the proposed project footprint, apart from potential grave sites located in proximity to the proposed TSF footprint . The layout of the proposed TSF has since been revised to avoid this area . Environmental Issues The natural environment within the project site has been significantly transformed by existing mining operations . The surrounding environment is more natural with disturbances from communities and subsistence farming activities . Other mining operations do occur in the region however over time several mines in the area have been closed . The EIA (SLR, 2019 ) identified the following potential environmental impacts : » Potential loss of soils and related grazing land capability within the proposed project footprint . The new TSF, expansion of open pits and WRDs would remain after closure . In the mitigated scenario, the soils can be conserved and reused during rehabilitation which reduces the significance of this impact . Document Number: JZWEBR6013 - STU - REP - 001 Page 470

// Section 20 - Environmental Studies, Permitting and Social or Community Impact Significance after mitigation = Low » Potential contamination of soils, surface water and/or groundwater features within the project site through the addition of contamination sources . Mitigation focussed on the design of potentially contaminating facilities and managing the storage and handling of polluting substances and related clean - up of spills reduces the intensity of these potential impacts . Significance after mitigation = Medium to High » Alternation of drainage patterns and related downstream functionality of aquatic habitat due to encroachment of the Bubi open pit into the non - perennial Bubi River . In addition, the establishment of stream crossings associated with the proposed haul road would potentially contribute to a cumulative loss / disturbance . In the mitigated scenario, where the Bubi River is diverted to ensure that that the hydraulic connectivity of the river is retained and pollution, sedimentation and erosion impacts are generally avoided, the significance of this impact reduces . Significance after mitigation = Medium » Potential contamination of surface and groundwater resources from various operational activities (short - term point - sources) and contamination from the new TSF and WRDs (long - term diffuse pollution source in the closure phase) . Through the implementation of industry - aligned surface water management measures and a composite lining for the floatation compartment and full HDPE liner for the BIOX® compartment of TSF, as well as the differential handling of the sulphur form of waste rock lithology associated with the WRDs, the overall significance of these impacts is reduced . Significance after mitigation for surface water = Medium. Significance after mitigation for groundwater = High » Lowering of groundwater levels potentially affecting third party water supply should third party boreholes be located within the dewatering cone of depression . The predicted cone of depression extends to areas outside of the Bilboes claims areas may impact on groundwater inflows into the Mbembesi and Bubi Rivers . While the extent and depth of drawdown reduces over time after mining activities stop, a degree of drawdown would persist in proximity to the open pits after 100 years . In the mitigated scenario, any third - party water sources that have a proven decrease in yield or dry up as a result of the proposed operations would be compensated with an alternative water supply of equivalent quality and quantity thus, reducing the significance of this impact . Document Number: JZWEBR6013 - STU - REP - 001 Page 471

// Section 20 - Environmental Studies, Permitting and Social or Community Impact Significance after mitigation = Medium » Potential reduction in ambient air quality due to particulate emissions (from the open pit workings, WRDs and TSF, as well as gaseous emissions, namely nitrogen oxides (NOX), carbon dioxide (CO 2 ), carbon monoxide (CO) and volatile organic compounds (VOC) . The implementation of an air quality and dust management plan during the implementation and operation of the proposed project lowers the intensity, and probability of such impacts occurring, thus reducing the overall significance of the impact . Significance after mitigation = Medium (operational phase) to Very Low (construction and decommissioning phases) » Elevation in ambient noise levels creating a potential disturbance to nearby receptors . During the construction and decommissioning phases, these would be of short - term duration and localised to the areas of construction . During the operational phase, it is anticipated that noise emissions would be more constant (noise disturbance) and have a lower impact than loud irregular noise (nuisance noise) . Incorporating mitigation into the site design, as well as adopting sound management practices (e . g . , maintaining machinery and equipment in good working order) reduces the overall significance of the impact . Significance after mitigation = Medium (operational phase) to Low (construction and decommissioning phases) » Visual disturbance to nearby local communities . Considered to be generally limited when considered cumulatively with the existing mine infrastructure . Local communities located in closest proximity to the proposed TSF, WRDs and sulphide processing plant would have the greatest visual exposure to the proposed project . However, the sensitivity of these receptors is likely to be moderate as they would generally be desensitised to the presence of mining activities and associated infrastructure . By undertaking rehabilitation throughout the course of the proposed operations, the significance of visual impacts is reduced . Significance after mitigation = Low » Physical destruction and general disturbance of terrestrial and/or aquatic biodiversity . By ensuring that the project footprint for planned clearing and infrastructure establishment is clearly demarcated and all areas of increased ecological sensitivity, outside of the mining footprint are designated as No - Go areas would limit the associated significance of these impacts . Significance after mitigation = Medium Document Number: JZWEBR6013 - STU - REP - 001 Page 472

// Section 20 - Environmental Studies, Permitting and Social or Community Impact The EIA (SLR, 2019 ) concluded that the proposed project presents several potential positive and negative impacts associated with the unmitigated scenario . With mitigation (in the residual impact scenario) some of the identified potential impacts can be prevented and the remainder can be managed and mitigated to remain within acceptable environmental limits so long as the mitigation set out in the Environmental and Social Management Plan (ESMP) is implemented and Bilboes develops, implements and annually reviews the Environmental, Social and Safety Management System (ESSMS) . Positive impacts can be enhanced by developing and implementing a Community Development Plan as set out in the ESMP . Bilboes is committed to implementing the mitigation measures within the ESMP together with the ESSMS which will be implemented as part of Bilboes’ on - going efforts of continuous environmental improvement . The management system will contain plans and procedures to help manage environmental aspects and impacts and help ensure legal compliance . 20.2 Waste, Tailings, Monitoring and Water Management This Section provides the requirements and plans for waste and tailings management, site monitoring, and water management both during operations and post mine closure . Tailings Management and Disposal Gold recovery at Bilboes would entail a two - stage process that would result in the generation of two different tailings streams - Flotation and BIOX® tailings . The TSF would be developed with two separate compartments to accommodate each tailings stream . The proposed liner system for each comportment would incorporate (from top down): » Floatation Compartment – A 1.5 mm HDPE geomembrane, a base layer of 300 mm selected clayey material (compacted in 2 x 150 mm thick layers) » BIOX® Compartment – A 2 mm HDPE geomembrane, a base layer of 600 mm selected compacted clay liner (compacted in 4 x 150 mm thick layers). Both compartments would have a ripped and re - compacted 150 mm in - situ base layer . The TSF would incorporate a filter drainage system comprising an 8 . 5 m wide, 500 mm deep toe drain located immediately adjacent to the upstream toe of the starter wall for the Floatation compartment and a 7 . 5 m wide, 500 mm deep toe drain located immediately adjacent to the upstream toe of the starter wall for the BIOX® compartment . Both compartments would have a reticulation of above - liner finger drains consisting of a configuration of 160 mm and 110 mm diameter slotted seepage collector pipes in the basin Document Number: JZWEBR6013 - STU - REP - 001 Page 473

// Section 20 - Environmental Studies, Permitting and Social or Community Impact discharging to the solution trench independently of the toe drains to allow monitoring . The proposed decant systems consist of temporary intake structures (designated FT) and permanent intakes (designated FP) . The intake structures have both top and side inlets . There would be on - going rehabilitation of tailings through the application of the rising green wall . The TSF design slopes adopted ( 1 V : 4 H) are considered environmentally stable to allow for indigenous vegetation growth with minimal ongoing maintenance . To assist with the vegetation establishment, the vegetation will be manually planted and irrigated during the initial stages . A cover involving topsoil and subsoil (in combination with the rocky waste rock material placed during construction protruding) will be progressively placed onto the side slopes of the TSF as the same is developed . These protrusions are advantageous as the mimic natural slopes and dissipate the kinetic energy of rain drops as they strike the surface . The tops surface will be covered with topsoil mixed into tailings . The top surface will then be paddocked into smaller catchments to reduce water flow lengths . The Bilboes TSF is classified as a Medium Hazard to High Hazard facility due to the number of residents in zone of influence estimated to be between 8 and 16 (determined in accordance within terms of the South African Code of Practice for Mine Residue Deposits (SABS 0286 : 1998 ) and the requirements of Mineral Regulation 527 of 23 April 2004 ) . The classification considered the two compartments as one facility . Waste Rock Management and Disposal The planned WRD construction method would entail the following : » A nominal wall of waste material would initially be constructed to confine the extent of the dumping area within the planned WRD footprint . » Waste material will be delivered to WRD by truck and tipped from the leading edge of the WRD towards the inside of the WRD footprint . The waste will then be spread and shaped as necessary by earthmoving equipment . » The WRD would then be developed in successive lifts of up to 10 m in height, with each lift being completed before commencement of the subsequent lift . » The WRD will be constructed at an angle of repose slopes of approximately 35 ƒ . In principle, the WRD lift heights shall be limited to 10 m with a minimum of a 10 m berm, with an overall height of 40 m . Seepage from the toe of the WRD, as well as runoff from the slopes, would be controlled by the construction of an outer containment wall . The containment wall will Document Number: JZWEBR6013 - STU - REP - 001 Page 474

// Section 20 - Environmental Studies, Permitting and Social or Community Impact be the boundary between the clean and potentially contaminated water systems for the purposes of stormwater management . Some compaction of the waste is expected to take place during placement as trucks pass repeatedly over previously placed material on their way to and from the advancing faces of the WRDs . While compaction of wastes is desirable to maximise density and storage capacity, it is not a requirement for structural stability . Compaction will assist in reducing differential settlements with time, which will assist in ensuring the longer - term integrity of surface water management measures . Non - Mineralised Waste Management Non - mineralised waste (including general industrial waste, medical clinic waste, hazardous industrial and domestic waste) would be temporarily handled and stored on site before being removed for recycling by suppliers, reuse by scrap dealers or final disposal at the existing waste disposal area located at Isabella . Bilboes has a designated burning site for all waste materials associated with cyanide packaging and hazardous waste on the heap leach pad where all leachate goes into the heap leach cyanide circulation stream as recommended by the cyanide suppliers . An internal waste management procedure will be developed for wastes generated by the project . With respect to sewage, it is proposed that the existing sewage treatment facility located at Isabella would handle the sewage generated . It is proposed that a sewage treatment plant would be established at Bubi . Site Environmental Monitoring The proposed monitoring programme is detailed in the ESMP for the proposed project . The aspects for which monitoring is proposed includes : » Annual monitoring (physical observation) for erosion, as well as slope / TSF failure. » Monthly surface and groundwater monitoring (of parameters including water quality, volumes, levels, spillages, and management infrastructure). » Monthly updating of the site - wide water balance (including biennial updates of the water balance model). » Air and noise monitoring to establish baseline constituent concentrations / ambient noise levels, as well as regular monitoring during construction and operations, as applicable. Document Number: JZWEBR6013 - STU - REP - 001 Page 475

// Section 20 - Environmental Studies, Permitting and Social or Community Impact Requirements for post - closure monitoring to determine whether the mitigation and rehabilitation measures are effective would be incorporated into a final Closure Plan to be compiled for the operations prior to the commencement of decommissioning . Water Management Surface Water As noted above, there is evidence that the Bembezi, Mdutshane and Bubi Rivers have been impacted open by various anthropogenic activities in the broader area . Furthermore, the planned widening of the open pits at Bubi would encroach directly on the Bubi River and the tributary located within Bubi claims area . This would have a material impact on this feature and may have an impact on downstream water users . It is thus recommended that the Bubi River be diverted around the proposed expansion of the southern open pit to : (i) ensure that the hydraulic connectivity of the river is retained, and that pollution, sedimentation and erosion impacts are avoided ; and (ii) limit the risk of flooding the southern open pit during a high flow event in the Bubi River . The measures to be implemented by Bilboes to address potential adverse water quality effects and to ensure that the planned infrastructure is constructed, operated, and maintained to comply with the provisions of the IFC guidelines, include : » Separating clean water systems from dirty water systems » Minimising the size of dirty areas and divert clean run - off and rainfall water around dirty areas and back into its normal flow in the environment » Locating all activities and infrastructure outside of the specified zones and/or flood lines of watercourses, as far as possible . Where this is not possible, the affected area should be remediated / rehabilitated to restore the original ecological function post - closure » Maintaining specified zones around surface water features in instances where flood lines are unknown or un - surveyed » Incorporating suitable erosion protection measures at all discharge points, should any discharge be required . Furthermore, all discharges from the mine into the environment will comply with the IFC Effluent discharge standards Document Number: JZWEBR6013 - STU - REP - 001 Page 476

// Section 20 - Environmental Studies, Permitting and Social or Community Impact 20 . 3 Project Permitting Project Permits An approved EIA is required in terms of the Environmental Management Act (Chapter 20 : 27 ) No . 13 of 2002 and the Mines and Minerals Act (Chapter 21 : 05 ) of 1996 . The ESIA was undertaken for the project to satisfy the requirement and an ESIA Report was completed for submission to EMA within the first quarter of 2020 . Thereafter, SLR held a public feedback meeting to disclose the findings of the ESIA Report to the identified stakeholders . A record of this disclosure process was compiled and submitted to EMA . An Environmental Impact Assessment (EIA) certificate was issued to Bilboes for the project in February 2021 . The EIA certificate is valid for 2 years and will be renewed in February 2023 subject to conditions which include project update reports, compliance to Environmental Management Plans (EMP) outlined in the ESIA Report and notification to EMA for any changes in the project likely to alter the project as stipulated in the ESIA Report . In addition, there are other permits associated with the processing plant, i . e . , the regeneration kiln stacks, laboratory baghouse, electrowinning, gold room baghouse and clinic incinerator as required under section 14 of the Environment Management Act (Atmospheric Pollution Control) Regulations (SI 72 of 2009 ) . 20 . 4 Social and Community Related Requirements and Plans As part of the EIA, an Environmental and Social Management Plan has been developed (SLR, 2019 ) . The ESMP contains the environmental, social and safety management and monitoring commitments that Bilboes will implement to manage the negative impacts and enhance the positive impacts identified in the EIA . The ESMP is intended as a living document that will be regularly reviewed and updated by Bilboes in response to any changes to the operations, to address any findings and recommendations emanating from monitoring programmes, changes in the Bilboes organisational structure and/or changes in the relevant national legislation, as applicable . The key measures included in the ESMP relating to social / community requirements are listed below . Livelihoods Restoration Plan To mitigate against the loss of, or reduced access to, land for livelihood activities, an LRP will be compiled and implemented prior to the commencement of construction in accordance with international standards . In broad terms the LRP will include the following : Document Number: JZWEBR6013 - STU - REP - 001 Page 477

// Section 20 - Environmental Studies, Permitting and Social or Community Impact » The project, land uses and socio - economic context. » Summary of the project description. » Summary of affected land, assets, and persons. » Legal and policy framework for land access and acquisition. » Eligibility, entitlements, and possible compensation options of affected parties. » Consultation and disclosure requirements including a grievance mechanism. » Monitoring, evaluation, and reporting. » Implementation, responsibilities, timeline, and funding requirements. Community Development Plan As part of the existing operations Bilboes have undertaken several Corporate Social Responsibility programmes . These include the supply of various community boreholes at communities and local schools, building and repairs of school blocks, the repair of various local roads, excavation and scooping of dams and provision of various other services including access to health facilities at the mines and transport in cases of emergency . The EIA (SLR, 2019 ) identified the requirement to formalise the provision of community development initiatives through the development of a Community Development Plan which sets out its planned contributions to the development needs of the local communities impacted upon by the proposed project . The aims of the Community Development Plan include : » Providing appropriate development support to communities impacted upon by the project. » Building capacity in local communities to sustain development initiatives. » Linking community development to business benefits. » Providing additional support to the mitigation of negative impacts and the enhancement of positive impacts of the proposed project. Labour, Working Condition and Recruitment Policy To address potential issues related to employment, Bilboes will develop a fair and transparent labour, working condition and recruitment policy . The policy will comply with local law, IFC Performance Standard 2 : Labour and Working Conditions, and International Labour Organisation (ILO) conventions including the following : » ILO convention 87 on Freedom of Association and protection of the right to organise. Document Number: JZWEBR6013 - STU - REP - 001 Page 478

// Section 20 - Environmental Studies, Permitting and Social or Community Impact » ILO convention 98 on the right to organise and collective bargaining . » ILO convention 29 on forced labour . » ILO convention 105 on the abolition of forced labour . » ILO convention 138 on the minimum age of employment . » ILO convention 182 on child labour » ILO convention 100 on equal remuneration » ILO convention 111 on discrimination The labour and recruitment policy will be advertised widely and appropriately, and an employment committee will be set up and maintained to ensure that the policy is implemented . Contractors will be required to abide by the labour and recruitment policy and will be audited on compliance . The policy will ensure that opportunities for meaningful employment and promotion for women and vulnerable groups are provided for and that a capacity - building programme to increase the local pool of skilled labour is developed and implemented . Skills and Small Business Development To optimise local small business development, a local procurement policy will be developed and implemented and communicated to all local stakeholders . Amongst other measures, a skills audit in terms of local business / technical – artisanal skills will be undertaken, and a register of existing small enterprises will be maintained to optimise skills and knowledge transfer to the community . Stakeholder Engagement Plan and External Grievance Mechanism The Stakeholder Engagement Plan developed for the project will be maintained and updated to provide a formal procedure for communications with the regulatory authorities and communities . Furthermore, an External Grievance Mechanism will be developed and implemented to enable community members and other stakeholders to raise issues of concern . The External Grievance Mechanism serves to receive and facilitate resolution of affected communities’ concerns and grievances . The Grievance Mechanism shall also include detailed procedures around recording, tracking, and closing out of grievances received . All sub - contractors would be responsible for adhering to and implementing the Bilboes external grievance mechanism . Bilboes will inform the affected communities about the mechanism in the course of the stakeholder engagement process . Document Number: JZWEBR6013 - STU - REP - 001 Page 479

// Section 20 - Environmental Studies, Permitting and Social or Community Impact Social / Community Issues Based on the EIA undertaken for the proposed project, social or community impacts that were identified and assessed include the following : » Positive economic impact as a result of the direct construction and operational project expenditure, direct and indirect business opportunities, CSR contributions and macro - economic benefits and the recovery of mineral resources . Significance after mitigation = Very High Positive » Potential reduction of access to land for livelihood activities (e . g . , cattle ranching and subsistence agriculture) undertaken within the mine claims area . A key recommendation to ensure that these land users are appropriately identified, engaged and compensated is the compilation of a Land Acquisition and Resettlement Framework (LARF) . The LARF will provide the framework for developing a plan to address any economic displacement caused by the project and such, reducing the significance of this impact in the mitigated scenario . Significance after mitigation = Medium » Inward migration due to the expectation of employment . This in turn increases pressure on existing communities, housing, basic service delivery and raises concerns around health, safety and security . The related mitigation measures focus on the implementation of appropriate and effective communication on the number of new employment and procurement opportunities and undertaking recruitment at designated locations outside of the mine footprint . In addition, Bilboes must aim to source most employees from the surrounding local communities, as far as possible . Significance after mitigation = High to Medium » Various health and safety risks for third parties are associated with the proposed project . While the likelihood of incidents is deemed to be low (with mitigation) any injuries or fatalities of third parties would be of high intensity . Recommended mitigation measures aim to further reduce the intensity of such impacts, thereby lowering their significance . Significance after mitigation = Medium » No cultural - heritage resources were found to be located within the proposed project footprint . However, any possible impacts on undiscovered cultural heritage would be most likely to occur, if at all, during the construction phase when most of the clearing and earthworks will occur . The implementation of a Chance Finds Procedure has been Document Number: JZWEBR6013 - STU - REP - 001 Page 480

// Section 20 - Environmental Studies, Permitting and Social or Community Impact recommended should any cultural - heritage material be discovered during project - related activities. Significance after mitigation = Very Low Key issues that may have a risk of impacting Bilboes’ operations (e . g . resulting in disruption for minor or short periods of time) relate to the loss of grazing land available to the local communities, disagreements regarding the number of employment opportunities being made available to the closest neighbouring communities, disputes on the nature or implementation of planned Corporate Social Responsibility programme initiatives, or conflicts arising from in - migration of job - seekers into the proposed project area . 20 . 5 Mine Closure A conceptual closure plan and LoM closure liability estimate, based on the environmental, social and economic risks identified in the EIA, is included in the EIA . Furthermore, the closure issues and concerns raised by stakeholders were also incorporated, where applicable . Generally accepted “good international practise” mine closure methods were used as the basis for the conceptual closure plan, as well as, for determining the unit rates for the various closure components used in the LoM liability calculation . The mine closure methods also conform to the statutory requirements of Zimbabwe EMA who are the regulatory body . Mine closure planning is a dynamic process that is integrated with LoM planning to ensure a seamless transition from the operational to the decommissioning phases in the mine life cycle . The environmental objective for closure is to minimise the impacts associated with the decommissioning and closure of the mine and to achieve a post closure land use as outlined below . The conceptual closure plan objectives include the following : » Environmental damage is minimised to the extent that they are acceptable to all parties involved » The land is rehabilitated to achieve a condition approximating its natural state (as far as practicable), or so that the envisaged post closure land use / land capability is achieved » Some of the smaller open pits shall be completely backfilled with material from the overburden / WRDs . Inert building rubble from the decommissioning activities can also be buried in the pit voids . The remaining open pits would not be backfilled and remain open . The pit side - walls and end - walls will only be ‘made safe Document Number: JZWEBR6013 - STU - REP - 001 Page 481

// Section 20 - Environmental Studies, Permitting and Social or Community Impact » All surface infrastructure, excluding the TSF and any other surface infrastructure that will support the envisaged post - closure end use, will be removed from site after rehabilitation » Contamination beyond the mine site by wind, surface run - off or groundwater movement will be prevented through appropriate erosion resistant covers, containment facilities (i . e . , stormwater ponds) and drainage controls » Mine closure is achieved efficiently, cost effectively and in compliance with the law » The social and economic impacts resulting from mine closure are managed in such a way that negative socio - economic impacts are minimised Based on the above, the closure outcomes for the mine site are assumed to be as follows : » To achieve chemical, physical, and biological stability for an indefinite, extended time period over all disturbed landscapes and residual mining infrastructure » To protect surrounding surface water, groundwater, soils, and other natural resources from loss of utility value or environmental functioning » To limit the rate of emissions to the atmosphere of particulate matter and salts to the extent that degradation of the surrounding properties’ land value and land capability does not occur » To create a final land use that has economic, environmental and social benefits for future generations that outweigh the long - term aftercare costs associated with the facility These broad closure objectives and outcomes will be continually refined as operations continue . 20 . 6 Estimated Environmental Costs for Closure The quantities used in the closure liability calculations were derived from the layout plans and general arrangements for the project ; the project infrastructure details within the feasibility study report ; and the proposed mining and deposition schedule . The closure liability calculation has been determined for the LoM (end of year 10 ) and is calculated to be $ 26 , 450 , 387 (excl . VAT) . The closure liability calculations will be regularly reviewed and updated during the project up and until the commencement of closure activities (i . e . , final closure plan) . 20 . 7 Schedule for obtaining the Operating License It is anticipated that the ESIA Report can be completed for submission to EMA within the first quarter of 2020 . Thereafter, SLR would undertake public feedback meetings to disclose the Document Number: JZWEBR6013 - STU - REP - 001 Page 482

// Section 20 - Environmental Studies, Permitting and Social or Community Impact findings of the ESIA Report to the identified stakeholders . A record of this disclosure process would be compiled and submitted to EMA for decision - making purposes . Compile record of review process . Forward any comments to EMA . Based on experience, it is expected that EMA would take up to 60 days to issue a decision (i . e . , within Q 2 2020 ) . Document Number: JZWEBR6013 - STU - REP - 001 Page 483

BILBOES GOLD PROJECT FEASIBILITY STUDY SECTION 21 CAPITAL AND OPERATING COSTS Document Number: JZWEBR6013 - STU - REP - 001

// Section 21 - Capital and Operating Costs 21 CAPITAL AND OPERATING COSTS Capital Cost Estimate Basis of Capital Estimate Bilboes Holdings Limited appointed DRA Projects SA (Pty) Ltd (DRA) to undertake a revalidation of the FS completed 2019 , to establish a 2021 Capital Cost Estimate (CCE) for the proposed 240 ktpm, phased Bilboes Gold Plant and associated Infrastructure, 80 km North of Bulawayo in Zimbabwe . Estimate Scope The basis of the CCE covers the process plant, associated infrastructure, and indirect costs for the 240 ktpm and 180 ktpm phased Bilboes FS for which DRA developed the estimate . The CCE for the process plant and associated infrastructure was prepared by DRA based on the PFD’s, MEL, GA drawings and layout drawings . These drawings were developed per process plant area . Phases 1 and 2 » Phase 1: 240 ktpm milled ore originating from the Isabella McCays (ISBM) mining area (years 1 - 8) » Phase 2: 180 ktpm milled ore originating from the Bubi mining area (years 7 - 14) Estimate Accuracy The capital cost estimate meets the required accuracy criteria of - 10% + 15 % and generally complies with a Class 3 FS as defined by the DRA Estimating Study Class Matrix . Note that this is equivalent to a Class 2 Estimate as defined by the American Association of Cost Engineers, (AACE) . Estimate Base Date The base date for the CCE is November 2021. Estimate Base Currency The estimate has been presented in US Dollar ( $ ) currency in present day (November 2021 ) terms . Prices obtained in other currencies have been converted to $ using the applicable exchange rates stated in the data sheet and below in Section 21 . 1 . 28 . 1 Foreign Exchange . Document Number: JZWEBR6013 - STU - REP - 001 Page 485

// Section 21 - Capital and Operating Costs General Estimate Development Methodology This section covers the estimating methodology adopted by DRA for the process plant and the associated infrastructure . This estimate is categorised as a FS with a combination of detailed, semi - detailed and limited factored costs . Designs and costings were carried out specific to this project and specific to the locality of this mine . The general approach to estimating was to measure / quantify each unit cost element from the engineering layout drawings, PFD’s, MEL, motor lists, cable schedules, and instrument lists where possible, and then to factor the balance of items that were not possible to measure or quantify . The CCE is based on a project execution strategy whereby major packages of construction work would be let to several specialised construction work contractors . Steelwork, platework and piping thus would, as an example, be supplied by the selected SMPP construction work contractor . The estimate further assumes that the project would be executed on an EPCM basis . Estimate Compilation The 2019 Estimate was compiled by a Senior Estimator experienced in Process Plants, with the assistance of the various DRA Discipline Engineers as required . The 2021 revalidated estimate was updated by a Estimator experienced in Process Plants . Estimate Reporting The CCE is split into four main areas, namely : » Mining » Process Plant » Infrastructure, Utilities and Ancillaries » Indirect Costs The CCE for the Process Plant and associated infrastructure has been presented as a fully detailed estimate, together with a summary sheet . The estimate considers the WBS . The areas and equipment identification coding as utilised in the estimate are thus in accordance with the MEL and PFD’s and cover the various WBS areas associated with each area . The CCE summary sheet consists of a rolled - up matrix of the WBS areas against which the discipline / cost categories are detailed . Document Number: JZWEBR6013 - STU - REP - 001 Page 486

// Section 21 -
Capital and Operating Costs

Table 21-1: Work Breakdown Structure

Facility	WBS Code	Description
1-	1-0000	Mining
3-	3-0000	General Site Infrastructure
3-	3-0100	General Earthworks
3-	3-0600	Roads and Terraces
3-	3-0700	Fencing
3-	3-0800	Waste Disposal
3-	3-0900	Buildings
3-	3-1000	Flotation TSF
3-	3-1100	BIOX® TSF
4-	4-0000	Process
4-	4-0100	Ore Receiving and Crushing
4-	4-0200	Milling, Classification and Thickening
4-	4-0300	Flotation
4-	4-0400	BIOX®
4-	4-0500	Carbon in Leach (CIL)
4-	4-0600	Carbon Treatment
4-	4-0700	Gold Room
4-	4-0800	Tailings Handling and Cn Detoxification
4-	4-0900	Reagents
4-	4-1000	Process Plant Water Services and Reticulation
4-	4-1100	Process Plant Utility Services
4-	4-1200	E, C & I Plant
5-	5-0000	Process Plant Infrastructure
5-	5-0100	Plant Services
5-	5-0200	Plant Buildings and Workshops
5-	5-0300	Plant Electrical Structures
6-	6-0000	Haul Road (Bubi - Isabella)
6-	6-0100	Bulk Earthworks
6-	6-0200	Crossings
6-	6-0300	Lighting
6-	6-0400	Security
H	H	Indirect - Project Facilities
H	HC	Temporary Facilities
H	HD	Project Fleet
I	I	Indirect - Project Services

Document Number: JZWEBR6013-STU-REP-001 Page 487

// Section 21 -
Capital and Operating Costs

Facility	WBS Code	Description
I	IB	EPCM Contractor
I	IC	Contractor P&G's
I	ID	Project Implementation
I	IE	General Services
I	IF	Logistics and Freight
I	IG	First Fill and Commissioning
I	IH	Spares
K	K	Indirect - Owners Team
K	KA	General Administration Costs

21.1.6.3 Estimate Format

The estimate has been prepared in Microsoft Excel format and consists of a summary tab and multiple cost category input tabs.

The cost category tabs are as follows:

Table 21-2: Cost Categories Tabs

Item	Area	Description
0	WBS	Project Work Breakdown Structure
	Read Me	
	Revision Control	
1.	Summary	Cost Summary
1.	Summary PH1	Cost Summary PH1
1.	Summary PH2	Cost Summary PH2
1.	Summary PH3 (Base case only)	Cost Summary PH3 (Base case only)
1.1	Data Sheet	CBE Rates Input worksheet
1.2	Design Development	CCE Accuracy Calculations
1.5	Summary Chart	Charts
2.	Capital Cost Estimate	
	Mining	Capital Cost Estimate Discipline
	Earthworks	
	Civils and Infrastructure	
	Buildings	
	Steelwork	
	Conveyor Steelwork	
	Platework	
	Conveyor Platework	

Document Number: JZWEBR6013-STU-REP-001 Page 488

// Section 21 - Capital and Operating Costs Description Area Item Capital Cost Estimate Discipline Breakdown Mechanical Conveyor Mechanical Turnkey Packages Tailings Storage Facility Vendor Commissioning Spares Consumables Piping and Valves Electrical, Control and Instrumentation Construction Services Project Services Owners Cost Estimate Inputs The following documents provided the basis for the CCE: » Block Plan » Mining Production Schedule / BoQ » Area Layout Drawings » GA Drawings » PFD » EDC » MEL » Electrical Motor lists » Electrical Cable Schedules » HT SLD » Instrument List » I/O Schedule » Control Network Diagram » Equipment Quotations from Vendors » Fabrication and Erection quotations from Construction Contractors » Project Execution Programme » Battery limits Document Number: JZWEBR6013 - STU - REP - 001 Page 489

// Section 21 - Capital and Operating Costs Estimate Data Sheet The Estimate Data Sheet is the core of the SMP cost estimate and contains the rates necessary to compile the Structural Steel and Platework Estimates . The Data sheet is linked to the Structural Steel and Platework Estimate sheets by means of Indexed Data codes and contains rates for Supply, Corrosion Protection, Shop Detailing, Transport and Erection of commodities required to complete the project . The Datasheet also contains the currency Rates of Exchange for the Project . Estimate Quality Control Each cost category tab contains arithmetic formula checks to ensure the accuracy of the costs for the project cost elements . The final arithmetic check is carried out within the Summary tab at the bottom of the Summary table to confirm that the costs contained in the Cost Category tabs correlate with the final costs as detailed in the CCE Summary Table . Estimate Review Prior to final submission to the client, the estimate was reviewed by the Project Team comprising of the various DRA Discipline Engineers as well as the Study and Estimating Managers . Note that the GM of the DRA studies department would also typically be involved with these reviews . Following the internal reviews by the DRA teams, the CCE would then be reviewed in a joint meeting with the Client representatives . Comments from this review would form the basis of the final CCE . Project Specific Estimate Development Methodology Mining Contractor The basis of the Bilboes FS mining cost estimate was that all mining will be done by and experienced mining contractor . The pricing was based on a mining bill of quantities that was derived from the FS production schedule . The dump locations / RoM tip location and haul distances for all material types was provided on a monthly and annual basis . This methodology ensures that all budget pricing receive is of a high accuracy level in real terms . The cost per area is shown in Table 21 - 3 : . Document Number: JZWEBR6013 - STU - REP - 001 Page 490

// Section 21 -
Capital and Operating Costs

Table 21-3: Mining Contract Budget Price BOQ for LoM

Item No for Indirect Costs	
1. Site Establishment	Sum
1. Site Disestablishment	Sum
2. Time Related G&A	Months
Item No - Direct Costs	
3a. Bush Clearing Hectares	$/ha
3b. Topsoil Stripping L and H and Dump and Level 2 km free haul	$/bcm
4. L and H Free Dig 2.5 km free haul	$/bcm
5a. Hards Drilling Cost per meter	$/m
5b. L and H Hards 2.5 km free haul	$/bcm
6a. Ore Drilling cost per meter	$/m
6b. L and H Ore 3.5 km free haul	$/t
7. Ore Re-handle at RoM Tip (max 400 m) (20%)	$/t
8. EO Haul Rate per 200 m (applied to increased haul distances)	$/bcm
9. Explosive Waste (Client Supplied Down the hole service)	$/bcm
10. Explosive Ore (Client Supplied Down the hole service)	$/t

21.1.7.2 Bulk Earthworks and Infrastructure

The earthworks and infrastructure Bills of Quantities produced by DRA for the 2019 FS were used and sent into the market for revalidation by the contractors. Initial preliminary BoQ was prepared and issued into the market for cost estimation purposes and to obtain relevant fix and firm rates. The initial budget was based on the known scope of works and a best estimate was done on quantities based on experience from previous DRA projects. Basic engineering was completed for major cost contributors. Major earthworks cost contributors were modelled to obtain required quantities. The preliminary priced BoQ's were then adjudicated, and a contractor was recommended. The recommended contractor's rates were incorporated into the final measured BoQ.

Once the layout drawings and engineering were completed, the QS updated quantities in preliminary BoQ's.

DRA Infrastructure quantified the Bulk Earthworks and General Infrastructure Services for all areas from layout drawings.

Preliminary and General (P&G's) have been taken as 16% of the total supply and installation cost, in line with the P&G value quoted from the chosen Earthworks, Mining and Civils contractor.

Document Number: JZWEBR6013-STU-REP-001 Page 491

// Section 21 - Capital and Operating Costs The following parameters were used for the different areas: Terraces Terrace size and volumes were ascertained by DRA. All terraces were modelled to the relevant terrain contours to determine bulk earthworks volumes. The following terraces were included: » Plant Terrace » Mine infrastructure Terrace » Parking and laydown areas » RoM Stockpile Terrace Roads The following roads were included: » Plant Access Road » Haul road between Isabella and Bubi DRA provided road lengths measured from layout drawings. Civil Works The civil Bills of Quantities produced by DRA for the 2019 FS were used and sent into the market for revalidation by the contractors . The civil works were quantified by DRA from the GA and layout drawings . A preliminary BoQ was produced for all civil structures relevant to this FS . Concrete quantities were ascertained using layout drawings based on the assumption that major structures will be constructed either on raft foundations or on large spread foundations, and smaller structures will be constructed on individual bases . Each Civil structure was measured separately, and the Civil BoQ was priced by elected tenderers to ascertain a detailed priced BoQ for civil works . A contractor was selected, and their rates was applied to the quantities per area . Preliminary were estimated 15 . 4 % of the total supply and installation cost, which is in line with the P&G value quoted for the civil works scope . Document Number: JZWEBR6013 - STU - REP - 001 Page 492

// Section 21 -
Capital and Operating Costs

21.1.8 Infrastructure Services

21.1.8.1 Stormwater

Allowances for stormwater management was made on the Isabella / Bubi haul road only. DRA generated preliminary BoQ's from layout drawings.

21.1.8.2 Sewage, Potable and RAW Water Reticulation and Fire Water

The length of all pipe reticulation including bends, valves, fittings, etc. has all been measured from layout drawings and provided by DRA. The length for the Water supply line from the existing water storage facility at the Mine site was provided by DRA.

Lengths for potable water reticulation within the Plant and Mine Areas was provided.

Fire Water Ring Mains have been provided for within the Plant and Mine areas.

DRA provided sewer Reticulation for the Plant and Mine areas up to the Sewer Treatment plant. A detailed price was obtained for the Sewerage Treatment Plant on site.

21.1.8.3 Pollution Control Dams

The HDPE lined Pollution Control Dam (PCD) was measured from layout drawings.

21.1.8.4 Fencing

Fencing quantities were drawn from layout drawings for the Plant, Mining and Residential Areas.

P&Gs were estimated at 16% of the total supply and installation cost and are in line with the P&G value quoted for civil works scope.

21.1.9 Infrastructure Building Works

The infrastructure buildings Bills of Quantities produced by DRA for the 2019 FS were used and sent into the market for revalidation by the contractors. Architectural layouts for selected building and structures were developed. Building works have been costed on detailed and measured BoQ. This was completed for all brick buildings, prefabricated panel wall building structures and sheeted steel portal frame structures.

Tender priced detailed bills were used for all the buildings required on site.

Building P&Gs of 31% have been used for the capital estimate for the total supply and installation cost, in accordance with the P&G value quoted from the chosen building works scope.

Document Number: JZWEBR6013-STU-REP-001 Page 493

// Section 21 - Capital and Operating Costs Structural Steelwork Supply and Erection Steelwork quantities for all structures were estimated from GA and layout drawings produced by DRA . The structural steel Bills of Quantities produced by DRA for the 2019 FS were used and sent into the market for revalidation by the contractors . One of the two contractors declined to revalidate their tender due to the short bidding period, hence the other contractors’ rates were utilised in the estimate . A BoQ was produced by DRA to cover all steelwork and ancillary bought outs including sheeting, grating, stair treads and handrailing, amongst others . This was issued on enquiry to two prominent SMP fabricators / erectors, namely contractor South African (SA) and (Zimbabwean based) . Because of the nature and geographical location of Bilboes it was deemed necessary to obtain current rates and P&G’s specific to the area and the project . Rates and P&Gs were received from both contractors . A commercial adjudication was carried out, and the rates and P&Gs were benchmarked against current rates from previous DRA projects . The result was that the rates from SA contractors were market related and competitive . The estimate was then populated with the final steelwork quantities from DRA and rates received from contractor . These rates were priced per tonne of steel, with separate rates being provided for shop fabrications, shop detailing, corrosion protection, delivery to site and erection on site . Rates for steel fabrication, delivery and erection were categorised as either light, medium or heavy steelwork . Structural steel P&Gs were applied at 74 % of the total supply and installation cost, in line with the figure quoted by contractors . Note : The SMP value includes for shop detailing, corrosion protection, supply, fabrication, transportation to site, off - loading and erection including all their associated costs with regards to induction, medicals, accommodation and meals, PPE, PPC, travelling, etc . to complete the works in full . Platework and Lining Platework and lining items were quantified by DRA from the equipment list, PFD’s, GA, and layout drawings . The platework and lining Bills of Quantities produced by DRA for the 2019 FS were used and sent into the market for revalidation by the contractors . One of the two contractors declined to revalidate their tender due to the short bidding period, hence the other contractors’ rates were utilised in the estimate . BoQs were produced by DRA to cover all platework and lining Document Number: JZWEBR6013 - STU - REP - 001 Page 494

// Section 21 -
Capital and Operating Costs

requirements. This was issued together with the SMP Enquiry as described in more detail above.

Rates for supply and erect of the platework and the required linings were obtained from the SMP Contractor quotation. The estimate was then populated with the final platework and the linings quantities from DRA and rates received from S A Contractors.

Note: The SMP value includes for platework shop detailing, corrosion protection, supply, fabrication, transportation to site, off-loading and erection including all their associated costs with regards to induction, medicals, accommodation and meals, PPE, PPC, travelling, etc. to complete the works in full.

Platework and lining P&Gs were applied at 74% of the total supply and installation cost, in line with the figure received from S A Contractor.

21.1.11.1 Corrosion and Protection

In accordance with the Engineering Design Criteria (EDC), all fabricated steelwork and platework will be painted in accordance with: Surface Preparation. All surfaces are to be dry abrasive blast cleaned in accordance with SA21/2 of the international standard ISO 8501-1:1988 to obtain a surface profile of 40 to 80 microns, with a Primer Coat; One coat of Carboline 193, DFT of 140 microns, and final coat; One coat of Carboline 134, DFT of 40 microns, colour; to match existing mine requirements.

The rates for surface preparation, galvanising, priming, and painting were quoted by the fabrication contractor, and these have been included in the estimate as part of the ex-works fabrication and supply rate.

An allowance has been provided for the touch-up of steelwork and platework on site after installation.

The cost of galvanizing or painting for piping is included in the piping price.

The Corrosion and Protection P&G costs were included in the steelwork and platework P&G's.

21.1.12 Mechanical Equipment

Most mechanical equipment was revalidated by DRA estimating department using the adjudicated quotes from the 2019 FS work. DRA received budget pricing where accurate quotes could not be provided within the available time frame. Where costs were not revalidated by vendors due to time constraints, 2019 costs were escalated.

Document Number: JZWEBR6013-STU-REP-001 Page 495

// Section 21 - Capital and Operating Costs From the MEL and PFD’s, DRA issued enquires for all mechanical equipment to vendors for costing, requesting fixed and firm quotations valid for 30 days . All MEL quotations were sourced from selected and preferred vendors . The erection cost for the mechanical equipment was based on rates received from the steelwork and platework fabrication / erection contractor . The mechanicals Bills of Quantities produced by DRA for the 2019 FS were used and sent into the market for revalidation by the contractors . One of the two contractors declined to revalidate their tender due to the short bidding period, hence the other contractors’ rates were utilised in the estimate . For minor and/or ancillary mechanical equipment items, supply costs were obtained from previous quotations and/or the DRA historical data base . The mechanical P&Gs were applied at 74 % of the erection component only, in line with the P&G value quoted by SMP contractors . Conveyors Design of all conveyors were carried out by the DRA in accordance with the conveyor profiles as depicted on the GA drawings and the developed PDC and EDC . MEL components and steelwork requirements were quantified from design outputs . Enquiries were issued to selected vendors for all mechanical equipment costing i . e . , for belting, drives, idlers, pulleys, and minor ancillaries . The erection cost for the mechanical equipment and steelwork was based on rates received from SMP contractors . Rates for conveyor steelwork and platework were as per the SMP rates received from the SMP contractors as described above . Conveyor P&Gs are as per the percentages described above for mechanical equipment erection only, steelwork supply and erect, and platework supply and erect, in line with the P&G value quoted by SMP contractors . Piping and Valves The cost for the process in - plant piping and valves was derived as a factor of the mechanical equipment supply cost . The factors used were derived from the DRA historical data base and are area specific . Piping P&Gs are inclusive of the factor applied to the mechanical equipment supply cost . Document Number: JZWEBR6013 - STU - REP - 001 Page 496

// Section 21 - Capital and Operating Costs Electrical, Control and Instrumentation This section defines the EC&I basis of capital cost estimate . Budget pricing was derived from third party pricing (i . e . , tenders / RFQ) and database pricing . Technical basis The following technical documents and drawings formed the basis of the estimate : » PCD’s » Site Block Plan » MEL » Client’s input Design / Drawings The following documents and drawings were developed as part of EC&I deliverables to inform and define the scope from which estimates were derived . » Electrical Load List » MV SLD » Electrical substation and associated transformers have been placed on the plant block diagram and used to estimate cable lengths and routing. » Instrument Index/I/O list » Electrical and Instrumentation Design Criteria. Medium Voltage Reticulation SLD were produced to indicate the 11 kV MV reticulation from the new 132 / 11 kV consumer substation to the main plant . The SLD indicates all major electrical equipment required for the project . This includes reticulation within the process plant area, mine, and plant office infrastructure . Budget prices were taken from recent and current DRA projects . Therefore, the prices were based on recent market related pricing . Motor Control Centre MCC prices were taken from recent and current DRA projects A budgetary quotation was received from a reputable equipment supplier . MCC’s were sized in accordance with the motor list . Budget pricing was therefore based on recent market related pricing . Document Number: JZWEBR6013 - STU - REP - 001 Page 497

// Section 21 -
Capital and Operating Costs

21.1.15.5 Power Factor Correction

Database pricing for PFC was utilised. Pricing for PFC yard preparation works is included in the civil works.

21.1.15.6 Transformers and Mini substations

Database pricing for transformers and mini substations was utilised. Pricing for transformers and mini substations exclude the civil works.

21.1.15.7 Earthing and Lighting Protection

A typical design was done to estimate quantities. Database rates from recent implementation projects have been used for this equipment to provide market related prices.

21.1.15.8 Lighting and Small Power

Quantities for plant lighting and small power distribution was calculated based on plant footprint, lux level requirements and comparable projects. Included in the estimate is a provision for high mast lighting to cover areas such as offices and workshops. DRA Database rates were utilised for high mast structures.

21.1.15.9 Cabling and Racking

Quantities for cabling and racking were estimated based on the plant block plan, motor list, and the SLD. Preliminary cable sizes were estimated based on the MEL and estimated average cable length.

21.1.15.10 PLC Equipment

PLC and remote I/O equipment costing is based on the PID plant IO and control requirements, from which quantities are derived. DRA database rates from recent implementation projects have been used to provide costs.

21.1.15.11 Instrumentation

An instrument list has been generated from the P&ID drawings. Database rates from recent implementation projects have been used to provide a cost.

21.1.15.12 Electrical, Control and Instrumentation Installation Works

The BoQ for the EC&I installation was sent to a reputable local installation contractor for pricing. The installation cost was based on the latest market prices.

Document Number: JZWEBR6013-STU-REP-001 Page 498

// Section 21 -
Capital and Operating Costs

21.1.15.13 Mechanical Vendor Packages

Electrical and instrumentation equipment supplied as part of a complete mechanical equipment package were adjudicated to ensure compliance to the EC&I criteria. Pricing for such equipment forms part of the mechanical portion of the capital estimate.

The EC&I P&Gs were taken as 30% of the total EC&I supply and installation cost; in line with the industry norm for a project of this magnitude and location of Bilboes.

21.1.15.14 Electrical, Control and Instrumentation Inclusions

The following costs have specifically been included in the cost estimate:

- All MV reticulation, LV reticulation, control, communication networks, instrumentation, lighting, small power, earthing and lightning protection for:
  - Process plant
  - Surface infrastructure up to the designated battery limit
  - Diesel emergency power generators, in accordance with the load schedule
  - Critical spares for long lead-time items
  - 132-kV overhead line. The cost for the bulk power supply was received from the client and incorporated into the budget

21.1.15.15 Electrical, Control and Instrumentation Exclusions

The following costs was excluded from the cost estimate:

- Fire suppression system / detection has been provided for CCTV cameras

21.1.16 Preliminary and General Costs

P&G costs include all main Contractors' overheads such as contractual requirements (e.g., safety, sureties, insurance, security during construction i.e., security contractor costs for construction period including their access control, turnstiles, etc. as required), the site establishment and the removal thereof including their own company and head office overheads.

The P&G costs also include for site management, site supervision, travel to and from the site, contractor supplied temporary facilities, offices and lay-down areas, cranes, tools and contractors' equipment including PPE / PPC requirements.

Document Number: JZWEBR6013-STU-REP-001 Page 499

// Section 21 -
Capital and Operating Costs

P&G costs have been allowed for as a percentage of the value of the works to be executed and are shown separately in the P&G column against each WBS / sub area in the estimate summary sheet.

Table 21-4: Preliminary and General Percentages

P&Gs	%
Earthwork P&Gs	16%
Civil P&Gs	15%
Infrastructure Buildings P&Gs	31%
SMP P&Gs	74%
Piping P&Gs (incl. in factor)	0%
EC&I P&Gs (On supply and install)	30%
Tailings Storage Facility	20%

21.1.17 Transportation

Transportation costs for steelwork and platework were quoted in the SMP rates. Other transport costs were based on a tonnage or "per load" basis. Rates from logistic service providers from recent DRA projects in the area were used in the CCE. These rates include for all costs involved in the transportation of goods to site, including the logistics and documentation, as well as the actual transportation of the goods.

21.1.18 EPCM and External Services

The method for calculation of EPCM costs (described below) has not changed from the 2019 Feasibility study, however the EPCM costs has been escalated to base date November 2021.The EPCM costs cover the project management, detailed engineering, procurement, and construction management costs directly associated with the implementation of the project.

Project Management and EPCM costs relating to the Process Plant and Associated Infrastructure were based on EPCM manhours calculated by DRA. The rates used are DRA rates and are valid to the end of 2019, after which they are subject to escalation.

The manhours were calculated using the project implementation scheduled / programme and a proposed project team organogram. The manhour costs are shown in the EPCM manhour schedule, which also includes reimbursable and sundry costs as well as a contractor's fee.

The External Services costs allow for the utilisation of external consultants, as required.

21.1.19 Spares, First Fill and Consumables

Allowances have been made for the first fill of lubrication and grinding media, based on DRA's calculations. The allowances used are the same used in 2019 and have been revalidated or

Document Number: JZWEBR6013-STU-REP-001 Page 500

// Section 21 - Capital and Operating Costs escalated if revalidated information was not available, to current November costs . Most of the costs were provided by the Client for use in the Operational Cost model and included in the Capital Cost Estimate as well . Spare parts costs were included in the capital estimate to cover commissioning, and strategic spares for both mechanical and electrical equipment . The spares holding costs were derived from the recommendations of the vendors quotations . The spare parts costs have been grouped per item of equipment in a separate tab within the estimate . Where no spares were quoted by the vendors, it has been deemed by DRA where there should be a spare holding, a percentage of the supply price has been applied : » Mechanical Equipment Commissioning Spares 2.5% » Mechanical Equipment Strategic Spares 5% » EC&I spares 5% Pre - Production Costs Allowances have been allowed for in the CCE . Construction Services / Pre - Production costs and methodology applied in the 2019 DFS were used and escalated to current November 2021 . Owners Cost An allowance has been made based on cost provided by the Owners Team . The “Owners costs” methodology applied in the 2019 DFS was used and escalated to current November 2021 . Mining Capital Costs Mining costs are based on December 2021 mining contractor budget price estimates . For this document, the capital cost associated with the mining operations was calculated as the cost of the first seven months of pre - development mining . The capital cost is made up of mining contractor site establishment, mining phase 1 capital and the first seven months of pre - development capital and the explosives contractors site establishment cost . The mining capital cost is summarised in Table 21 - 5 . Table 21 - 5 : Mining Capital Costs Document Number: JZWEBR6013 - STU - REP - 001 Page 501 Total Units Cost Area 2,714,473 US$ Mining Contractor Site Establishment 9,975 US$ Explosives Site Establishment

// Section 21 -
Capital and Operating Costs

Cost Area	Units	Total
Mining Pre-development Capital		
Contractor Fixed Costs	US$	4,004,656
Bush Clearing Cost	US$	44,787
Mining Cost Topsoil	US$	329,766
Mining Cost Softs	US$	13,804,740
Drilling Cost Hard Waste	US$	5,365,678
Blasting Cost Hard Waste	US$	2,315,461
Hard Waste Cost	US$	29,147,067
Drilling Ore Cost	US$	468,530
Ore Blasting Cost	US$	151,351
Bubi Hauling Cost	US$	3,632,925
Ore Load and Haul Cost	US$	-
Ore Re-handle	US$	203,885
Services Cost per Ore tonne	US$	381,359
Mining Cost Capital Cost	US$	62,574,654
	Opex Portion	29,850,206
Bilboes Mining Contractor Capital Cost	Capex Portion	32,724,448

21.1.23 Process Plant and Infrastructure Capital Costs

Table 21-6: Cost Category Components

Description	Total USD$
Ore Receiving and Crushing	24,518,732
Milling, Classification & Thickening	15,804,663
Flotation	16,250,891
BIOX®	59,741,050
Carbon in Leach (CIL)	3,667,566
Carbon Treatment	2,649,105
Gold Room	1,184,076
Tailings Handling and Cyanide Detoxification	1,258,855
Reagents	7,133,061
Process Plant Water Services and Reticulation	4,189,324
Process Plant Utility Services	13,295,213
E, C & I Plant	10,385,555
Plant Services	4,551,323
Fire Protection and Detection	254,947
Potable Water and Treatment	883,061

Document Number: JZWEBR6013-STU-REP-001 Page 502

// Section 21 -
Capital and Operating Costs

Description	Total USD$
Sewage Treatment	182,431
Storm Water Management	273,779
Fencing	647,854
Pipe and Cable Racks	927,539
Plant Buildings and Workshops	1,616,602
Plant Management Offices Facility	344,407
Security, Changehouse, Crib Room Facility	358,825
Security	107,063
Control Room	187,693
Metallurgical Lab Facility	432,511
Mechanical Workshop	809,892
Plant Electrical Structures	25,881
Overhead Line	14,458,715
MV Substation	281,132
MCCs (Motor Control Centres)	691,348
General Earthworks	3,673,895
Roads and Terraces	17,831,972
Buildings	3,991,944
Flotation TSF	29,140,623
BIOX TSF	10,258,205
Crossings	20,558
Temporary Facilities	410,152
Project Fleet	74,369
EPCM Contractor	21,217,771
First Fill and Commissioning	4,255,194
Spares	5,115,593
Forex	1,190,091
General Administration Costs	8,013,959
Contingency	29,383,006
Total Process and Infrastructure Costs	**321,690,423**

21.1.24 Discipline Cost Overview

The table below provides a percentage indication of the price source by discipline, as described per the disciplines above, to what was quoted, revalidated from database, escalated, or factored.

Definition of price sources:

Document Number: JZWEBR6013-STU-REP-001 Page 503

// Section 21 -
Capital and Operating Costs

- Quoted - Revalidated 2019 Project Information quoted specific to the Bilboes Project.
- Revalidated Database - Revalidated based on information from a recent study information.
- Escalated - 2019 Estimate cost escalated - SEIFSA Indices.
- Factored - Cost factored, cost impacted directly from other updates.

Table 21-7: Discipline Price Source Percentage

Description	Quoted	Revalidated	Escalated	Factored
Open Pit Mining	100%	0%	0%	0%
Earthworks	100%	0%	0%	0%
Tailing Storage Facility	90%	10%	0%	0%
Civils & Infrastructure	100%	0%	0%	0%
Building Works	100%	0%	0%	0%
Steelwork	97%	0%	3%	0%
Platework	100%	0%	0%	0%
Mechanicals	97%	1%	2%	0%
Turnkey Packages	0%	0%	0%	0%
EC&I	79%	13%	8%	0%
Piping & Valves	0%	0%	0%	100%
Transport	99%	0%	1%	0%
Project Services, EPCM & Consultants	7%	0%	93%	0%
Construction Services	0%	0%	100%	0%
Consumables And Spares	86%	0%	7%	7%
Owners Cost	0%	0%	100%	0%
Project Contingency	100%	0%	0%	0%
Client Contingency	0%	0%	0%	0%
Overall Average Percentages	83.5%	2.6%	10.0%	4.0%

21.1.25 Capital Estimate Summaries

Table 21-8: Capital Summaries Comparison between 2019 and 2021 by Discipline

Description	Bilboes 2019 $	Bilboes 2021 $	Delta $
Open Pit Mining	22,661,085	32,724,448	10,063,363
Earthworks	30,052,533	30,052,533	-
Tailing Storage Facility	37,369,070	39,398,828	2,029,758
Civils & Infrastructure	11,602,139	11,602,139	-
Building Works	7,743,901	7,743,901	-
Steelwork	15,157,856	21,048,907	5,891,051

Document Number: JZWEBR6013-STU-REP-001 Page 504

// Section 21 -
Capital and Operating Costs

Description	Bilboes 2019 $	Bilboes 2021 $	Delta $
Platework	25,631,235	32,423,888	6,792,653
Mechanicals	50,454,771	56,563,731	6,108,959
Turnkey Packages	-	-	-
EC&I	35,530,617	37,005,768	1,475,152
Piping & Valves	10,957,886	13,588,282	2,630,396
Transport	3,918,857	4,722,454	803,597
Project Services, EPCM & Consultants	22,173,198	23,046,382	873,184
Construction Services	472,895	484,521	11,625
Consumables And Spares	5,258,845	6,612,125	1,353,280
Owners Cost	7,057,591	8,013,959	956,368
Project Contingency	26,255,624	29,383,006	3,127,383
Client Contingency	-	-	-
Escalation	-	-	-
Total	**312,298,104**	**354,414,871**	**42,116,767**


BILBOES - DISCIPLINE COMPARISON BETWEEN 2019 & 2021 REVALIDATED ESTIMATE ($ million)

Figure 21-1: Waterfall Chart Comparison between 2019 and 2021 by Discipline

Table 21-9: Capital Summaries Comparison between 2019 and 2021 by WBS

Description	Bilboes 2019 $	Bilboes 2021 $	Delta $
1-0000 - Mining	22,661,085	32,724,448	10,063,363
2-0000 - Mining Service & Infrastructure	-	-	-
3-0000 - General Infrastructure	62,866,881	64,896,638	2,029,758
4-0000 - Process	141,709,234	160,078,091	18,368,857

Document Number: JZWEBR6013-STU-REP-001 Page 505

// Section 21 -
Capital and Operating Costs

Description	Bilboes 2019 $	Bilboes 2021 $	Delta $
5-0000 - Process Plant Infrastructure	22,723,731	27,035,001	4,311,271
6-0000 - Haul Road	20,558	20,558	-
Indirect Cost	62,316,616	69,660,135	7,343,519
Total	**312,298,104**	**354,414,871**	**42,116,767**


BILBOES - WBS COMPARISON BETWEEN 2019 & 2021 REVALIDATED ESTIMATE ($ million)

Figure 21-2: Waterfall Chart Comparison between 2019 and 2021 by WBS

Table 21-10: Capital Summaries per Project Phase

Description	Grand Total $	Sub Total Phase 1 $	Sub Total Phase 2 $
Mining	32,724,448	32,724,448	-
Process	160,078,091	134,213,663	25,864,428
Infrastructure, Utilities and Ancillaries	91,952,197	66,073,752	25,878,446
Indirect Cost	40,277,128	38,046,389	2,230,740
Contingency	29,383,006	24,352,206	5,030,801
Total Project Costs	**354,414,871**	**295,410,457**	**59,004,414**

Document Number: JZWEBR6013-STU-REP-001 Page 506

// Section 21 - Capital and Operating Costs Graph 21 - 1: Cost Breakdown by Disciplines Stay in Business Operating Cost Estimate Stay - in Business Operating Costs are included in the Mining Contractors Costs. Exclusions and Assumptions Exclusions The scope of the estimate is restricted to the battery limits as shown on the Block Plan, PFDs, and MEL. The following are items which are not included in the CCE: » Escalation beyond capex base date Document Number: JZWEBR6013 - STU - REP - 001 Page 507

// Section 21 - Capital and Operating Costs » Forex variation allowances » Forward cover for any foreign content » Environmental permitting activities » Hydrological / water supply related costs » Costs of Socio - Economic development » Costs for Skills development » Costs for Enterprise and Supplier development » Costs for financial modelling and evaluation » Cost of financing » Sunk costs » Legal costs » All VAT, import duties, surcharges and any other statutory taxation, levies, or government duties » Acquisition costs including mineral rights and the purchase or use of land » All royalties, commissions, lease payments, rentals and other payments to landowners, title holders, mineral rights holders, surface right holders, and/or any other third parties » Any provision for project risks outside of those related to design and estimating confidence levels Assumptions The following assumptions have been made in the preparation of this estimate : » The project would proceed on an EPCM basis » The project would generally be implemented as per the execution programme » All material and equipment will be purchased from recognised vendors » The EPCM would be granted a site office location near to the works Risks and Opportunities to Capital Estimate Foreign Exchange A schedule of all the foreign content, together with the relevant exchange rates, has been included as a separate tab within the estimate . The schedule below details the currency used for the base date of the estimate (quoted rates aligned with base date) . Document Number: JZWEBR6013 - STU - REP - 001 Page 508

// Section 21 -
Capital and Operating Costs

Table 21-11: Foreign Exchange

	Value
USD	$ 1.00
ZAR	$ 0.06
AUD	$ 0.72
EUR	$ 1.13
CNY	$ 0.16
GBP	$ 1.32
CAD	$ 0.79
JPY	$ 0.01

21.1.29 Escalation

Escalation can be divided into two categories, namely pre-escalation and post-escalation.

Pre-escalation can be described as escalating historical information, escalated to base date using SEIFSA indices and has been allowed for in the estimate. Q3, 2021 SEIFSA indices has been utilised for escalating to base date, various "buckets" have been carefully selected for the various disciplines and applied. Overall escalation indices by discipline are indicated in the table below.

Where vendors were not able to provide revalidated quotations or able to use recent database information from a project in the same region, the estimator reverted to escalation of the 2019 estimate information to the project new base date, November 2021.

Post-escalation would be escalating cost to future date, and this has not been considered past the quoted base date and is therefore excluded from the CCE.

It is recommended that the client allow an escalation contingency in his total project cost budget.

Table 21-12: Escalation by Discipline

Discipline Description	Escalated Indices
Open Pit Mining	10.76%
Earthworks and Tailing Storage Facility	10.76%
Concrete Works	20.14%
Building Works	10.72%
Steelwork Supply	51.04%
Steelwork Erect	10.97%
Platework Supply	55.72%
Platework Erect	10.97%

Document Number: JZWEBR6013-STU-REP-001 Page 509

// Section 21 -
Capital and Operating Costs

Discipline Description	Escalated Indices
Mechanicals Supply	30.42%
Mechanicals Erect	10.97%
Turnkey Packages	0%
EC&I	17.75%
Piping & Valves	34.4%
Transport	10.47%
Construction Services	12.68%
EPCM	12.32%
External Services	0%
Consumables And Spares	35.33%
Owners Cost	12.34%

21.1.30 Contingencies

21.1.30.1 Project Contingency (Design Development Allowance)

The calculation and application method of the Project Contingency costs (described below) has not changed from the 2019 Feasibility study. Project Contingency has been allowed for estimating inaccuracy, because of the limited detail engineering carried out in the FS (level of engineering approximately to 15%).

The risks applicable to estimate inputs have been assessed by the study team and estimating confidence levels have been assigned to the major estimate cost categories.

Estimate input confidence levels have been assigned as per the following scale:

- HH (High High Confidence) :5% (Fully complete)
- H (High Confidence) :7.5%(Mostly complete)
- HM (High Medium Confidence) :10% (Partially factored - Allowances)
- M (Medium Confidence) :12.5% (Mostly factored)
- ML (Medium Low Confidence) :15% (Fully factored)
- L (Low Confidence) :20% (Benchmarked)

These confidence levels were then factored to reflect as a percentage of the individual cost categories, from which an overall estimating contingency was derived, as indicated in the table below.

The details of this confidence calculation are contained in the Project Contingency (design development) tab of the detailed estimate.

Document Number: JZWEBR6013-STU-REP-001 Page 510

// Section 21 -
Capital and Operating Costs

Following the derivation of the Project Contingency (design development) allowance provision the results are shown at the bottom of the estimate summary sheet and equate to 9.04% average.

Table 21-13: Project Contingency Percentage by Discipline

Discipline Description	Contingency %
Open Pit Mining	5.0%
Tailing Storage Facility	8.75%
Earthworks & General Services	8.8%
Concrete Works	8.8%
Building Works	10.0%
Steelwork Supply	8.8%
Steelwork Erect	10.0%
Platework Supply	8.8%
Platework Erect	10.0%
Mechanicals Supply	6.3%
Mechanicals Erect	8.8%
Turnkey Packages	10.0%
EC&I	10.0%
Piping & Valves	17.5%
Transport	11.3%
Preliminary & General	10.6%
Construction Services	10.6%
External Services & EPCM	10.6%
Consumables And Spares	10.0%
Owners Cost	10.0%
Overall Average	**9.04%**

21.1.31 Project Risk / Management Contingency

The following project risk contingencies were not allowed for:

- Strike action
- Adverse weather conditions
- Changes to legislation
- Community disruptions
- Unplanned movement of shutdown dates
- The project / management risk contingency is specifically excluded from this estimate
- Risks associated with COVID-19

Document Number: JZWEBR6013-STU-REP-001 Page 511

// Section 21 - Capital and Operating Costs Cash Flow Shown below is the preliminary cash flow forecast that has been provided for the overall project . These cash flow tables and graphs form part of the detailed estimate and can be found in the cash flow tab within the overall estimate document . Graph 21 - 2 : Preliminary Cash Flow forecast DRA makes use of a Beta Distribution to model cashflows in instances where the project schedule is not cost loaded . The rationale for using a beta distribution (probability density function) is that it provides a conjugate distribution for various distributions like binomial, negative and positive binomial, and geometric distributions . The distribution uses two shape parameters which control the shape of the distribution . By controlling the shape of the distribution, the underlying probabilities can be determined . These probability factors are then applied to the costs / capital to determine the cashflow . The shape of the distribution to be used to calculate the cashflow is based on experience from previous and similar projects . At DRA, the beta distribution is derived and applied separately for discrete areas of the cost / capital estimate, each of which exhibits a characteristic spend . For example, fabrication and delivery of materials and equipment is distinguished by a positive binomial distribution where major cost is incurred upfront for early payment, fabrication, and delivery, with lower costs thereafter for storage . In instances where costs are time based, the distribution used would be relatively evenly spread over time – an example here will be construction management and professional services . The beta distribution for cashflow modelling is a useful tool, however its use centres on expert judgement and prior experience which is provided by our engineers and estimating team . This tool, whilst subjective, has been used on recent projects to provide a best estimate for cost and cash flows . Document Number: JZWEBR6013 - STU - REP - 001 Page 512

// Section 21 -
Capital and Operating Costs

21.2 Operating Cost Estimate

21.2.1 Mining Operating Cost

21.2.1.1 Basis of Cost Estimate

The operating cost estimate has been completed from a zero base and presented in USD. Costs associated with labour, materials and consumables were included in this estimate. The cost estimate has been based on information from the following sources:

21.2.1.1.1 Mining Contractor Budget Cost Adjudication

Four Southern African mining contractors agreed to submit budget pricing for the Bilboes Gold Project base case production schedule / BoQs. These contractors were asked to price the individual packages (Earthworks, Civils and Mining) and the full scope of works to evaluate potential fixed and variable cost saving. The TSF was also included in the Mining BoQs to reduce capital costs. Three contractors provided competitive bids, and these are summarised in the table and graphs that follow show the top three contractors that comprehensively priced the BoQ without applying undue political risk as per the Client request. The selected contractor/s would be considered as an investor in the Bilboes and would have the same rights to $ payments and access to foreign exchange to support their works and funding model as other investors.

Table 21-14: Bilboes Mining Contractor Adjudication Summary

Bilboes BEC Mining Contractor Adjudication		
Contractor Annual Cash Flow		**Total**
Contractor 1	$	640,505,008
Contractor 2	$	448,794,858
Contractor 3	$	617,514,859
Average for FM	$	568,938,242
Contractor Cost Per Ore Tonne		**Total**
Contractor 1	$/ore t	24.04
Contractor 2	$/ore t	16.84
Contractor 3	$/ore t	23.18
Average for FM	$/ore t	21.35

Document Number: JZWEBR6013-STU-REP-001 Page 513

// Section 21 - Capital and Operating Costs - Annual Cash Flow MUS$M) Millions 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 Year Bilboes Mining Contractor Annual Cash Flow 90 80 70 60 50 40 30 20 10 Mining Contractor 1 Mining Contractor 2 Mining Contractor 3 Average for FM Graph 21 - 3: Bilboes Mining Contractor Adjudication Cost per Annum 1,99 1,44 4,48 2,71 5,0 4,5 4,0 3,5 3,0 2,5 2,0 1,5 1,0 0,5 0,0 Mobilisation (US$M) Millions Bilboes Mining Contractor Mobilisation Cost Mining Contractor 1 Mining Contractor 2 Mining Contractor 3 Graph 21 - 4: Bilboes Mining Contractor Adjudication Mobilisation Cost Average for FM Document Number: JZWEBR6013 - STU - REP - 001 Page 514

// Section 21 - Capital and Operating Costs Graph 21 - 5: Bilboes Mining Contractor Cumulative Cost Cumulative Cash Flow (US$M) Millions Year Bilboes Mining Contractor Cumulative Cash Flow 700 600 500 400 300 200 100 - 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 Mining Contractor 1 Mining Contractor 3 Mining Contractor 2 Average for FM - Annual Cost / Ore t (US$/Ore t 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 Year Bilboes Mining Contractor Annual Cost / Ore Tonne 70,00 60,00 50,00 40,00 30,00 20,00 10,00 Mining Contractor 1 Mining Contractor 2 Mining Contractor 3 Graph 21 - 6: Bilboes Mining Contractor Adjudication Cost per Ore Tonne Document Number: JZWEBR6013 - STU - REP - 001 Page 515

// Section 21 -
Capital and Operating Costs

Table 21-15: Bilboes Mining Contractor Adjudication Ranking

Bilboes Adjudication per Cost Area		1	2	3
1. Site Establishment	$	1,992,719	1,458,350	4,482,500
2. Time Related G&A	$/month	291,740	225,562	448,413
3a. Bush Clearing Hectares	$/Ha	1,601	1,126	3,962
3b. Topsoil Stripping L&H and Dump and Level 2 km free haul	$/bcm	4.06	2.84	4.42
4. L&H Free Dig 2.5 km free haul	$/bcm	4.70	3.20	5.03
5a. Hards Drilling Cost per meter	$/meter	23.41	9.79	17.32
5b. L&H Hards 2.5 km free haul	$/bcm	4.70	3.65	4.71
6a. Ore Drilling cost per meter	$/meter	15.69	10.58	17.32
6b. L&H Ore 3.5 km free haul	$/tonne	2.71	1.47	2.53
7. Ore Re-handle at ROM Tip (max 400 m) (20%)	$/tonne	0.94	0.53	1.34
8. EO Haul Rate per 200 m (applied to increased haul distances)	$/bcm	0.25	0.23	0.20
Local Experience	Out of 10 max	10	8	8
Score	3	-	30	3
Score	2	16	2	6
Score	1	3	-	6
Total Score		29	40	23
Due to the high variability of Contractor Mining Budget Quotes an Average of the 3 will be used for the Financial Model				
Financial Model Sensitivities will be done to simulate Contractor Mining Capital and Operating Costs Fluctuations				

21.2.1.2 Explosive Supplier Budget Cost Adjudication

Two explosives' suppliers provided budget prices on explosive, accessory and down the hole supply to the Bilboes. The budget pricing submission are summarised in Table 21-16 :, Table 21-17: and Graph 21-7:. Supplier 1 was chosen to form the basis of explosives cost for the Bilboes Gold Project.

Table 21-16 : Bilboes Explosive Supplier 1 Budget Price

Supplier 1 Dedicated MMU on site = Down the Hole Service				
Description	**Amount**	**Rate Ex VAT**	**Value**	**Unit**
Mobilisation	1	$29,263	$29,263	Once Off
De-mobilisation	1			
Service and Equipment/facilities Rental Charge including LDV incl Labour	1	$28,803	$28,803	Monthly
	1			Monthly
Monthly Diesel Consumption	5000	$1.16	$5,800	Monthly

Document Number: JZWEBR6013-STU-REP-001

Page 516

// Section 21 - Capital and Operating Costs Supplier 1 Dedicated MMU on site = Down the Hole Service Unit Value Rate Ex VAT Amount Description Monthly $303,968 $0.8867 342,821 Emulsion (kg/ month) Monthly $27,026 $7.35 3,677 Accessories Unit Cost per hole (10.2m Shock tube, Booster, Trunkline & Initiators Monthly $365,597 Average Monthly Explosive DTH Cost Table 21 - 17: Bilboes Explosive Supplier 2 Budget Price Supplier 2 Dedicated MMU on site = Down the Hole Service Unit Value Rate Ex VAT Amount Description Once Off $9,975 $9,975 1 Mobilisation $2,650 $2,650 1 De - mobilisation Monthly $4,325 $4,325 1 Service and Equipment/facilities Rental Charge including LDV Monthly $7,225 $7,225 1 Monthly Service inc. Labour Cost Monthly $5,800 $1.16 5000 Monthly Diesel Consumption Monthly $260,544 $0.76 342,821 Emulsion (kg/ month) Monthly $28,129 $7.65 3,677 Accessories Unit Cost per hole (10.2 m Shock tube, Booster, Trunkline & Initiators Monthly $306,023 Average Monthly Explosive DTH Cost 36 31 40 35 30 25 20 15 10 5 Total DTHS Explosives Cost (US$ Millions) Millions Explosives Supplier DTHS Cost Adjudication - 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 Year Supplier 1 Supplier 2 Graph 21 - 7 : Bilboes Explosive Supplier Adjudication Cost per Ore Tonne Mine Operating Cost Summary The basis of the Bilboes FS Update mining cost estimate was that all mining will be done by and experienced mining contractor . The pricing was based on a mining BoQ that was derived from the FS production schedule . The dump locations / RoM tip location and haul distances Document Number: JZWEBR6013 - STU - REP - 001 Page 517

// Section 21 - Capital and Operating Costs for all material types was provided on a monthly and annual basis . This methodology ensures that all budget pricing receive is of a high accuracy level in real terms . The average mining contractor based on pricing received for life of the Bilboes is $ 2 . 55 /t including the ore transport cost from all mining areas except Bubi to the Bilboes process plant near Isabella North . The cost per area is shown in Table 21 - 18 : . Table 21 - 18 : Mining Contractor Costs per Area ( $ /total tonne) Cost per Total Tonne Mined (Ore and Waste) (USD) Area 0.19 G & A 0.42 Drill and Blast 1.88 Load and Haul 0.02 Re - handle Ore 0.04 Services Cost 2.55 Total $1.16 per litre supplied by the Client Diesel Cost Graph 21 - 8: Mining Cost Breakdown per Annum Document Number: JZWEBR6013 - STU - REP - 001 Page 518

// Section 21 - Capital and Operating Costs Graph 21 - 9: Mining Unit Cost Breakdown per Total Tonne Process Plant Operating Cost Basis of Cost Estimate The operating cost estimate has been completed from a zero base and presented in United States Dollar ( $ ) denomination . Costs associated with labour, materials and consumables have been included in this estimate . The cost estimate has been based on information from the following sources : Reagent’s consumption and unit cost: » Baseline data extracted from laboratory and pilot scale testwork » Data from similar existing process operations » Quotations obtained from local and international suppliers Power consumption and unit cost: » Equipment power consumption is calculated on data extracted from the MEL » Power consumed in the crushing, milling and carbon treatment sections have been treated as a variable cost calculated as a factor of the tonnage milled » Power consumed in the remaining sections of the plant are designated as either fixed or variable dependant on the type of equipment . Where the item operates continuously, irrespective of capacity, the relevant associated power draw is designated as fixed . Such items include agitators, thickeners, operating pumps, compressors, blowers, and cooling towers Document Number: JZWEBR6013 - STU - REP - 001 Page 519

// Section 21 - Capital and Operating Costs » Unit supply cost is based on an agreed tariff, as negotiated by the Bilboes team, for ring fenced power supply with the local power utility fixed at $0.0986 / kWh. Labour compliment and salary rates: » Manpower has been based on the typical requirements for an operating metallurgical plant in Africa with a low to medium level of automation » A four - shift system has been assumed » Salary rates were based on local legislation and benchmarking to neighbouring process operations and have been provided by Bilboes » Manpower cost is designated as a fixed cost General and administration: » Fixed cost as determined by Bilboes Analytical laboratory: » Based on the manpower required to operate the laboratory and on a pre - determined quantity of samples processed per month » This is a designated fixed cost Tailing’s storage facility: » Based on the manpower required to operate and maintain the facility as well as the supply of basis equipment spares Maintenance: » Maintenance costs associated with the plant has been factored at 2.5% of initial capital expenditure per annum Contingency: » A zero contingency has been applied to the plant operating costs Accuracy of Estimate: » An accuracy range of “ 10% can be assumed for this level of study Reagent Consumption and Supply Costs The following section provides a summary of the expected nominal reagent consumption rates, based on results obtained from pilot and laboratory scale test work, vendor specifications (e . g . , Outotec) and mass balancing . The prices include freight to site and include all clearance Document Number: JZWEBR6013 - STU - REP - 001 Page 520

// Section 21 -
Capital and Operating Costs

charges and taxes that may be incurred. The unit costs are based on quoted supply costs as provided by reagents vendors.

Table 21-19: Reagents - Unit Consumption Rates and Supply Costs

Description	Consumption Rate, kg/t ore	Supply Cost, $/t
Isabella McKay's – Phase 1		
Collector (SEX)	0.150	2,500
Modifier ($CuSO_4$)	0.100	3,360
Frother (DOW)	0.045	2,450
Depressant (Na_2SO_3)	0.350	400
Depressant (Starch)	0.110	1,460
Sulphuric acid (H_2SO_4)	1.050	400
Lime	6.000	154
Nutrient	0.430	420
Anti-scalant	0.002	6,000
Corrosion inhibitor	0.002	6,700
Biocide	0.002	4,500
Defoamer - BIOX	0.001	2,000
Defoamer - CIL	0.005	6,000
Flocculant	0.017	3,250
Cyanide	1.000	2,400
Carbon	0.001	3,360
Hydrochloric acid	0.025	610
Caustic soda (NaOH)	0.065	960
SMBS	0.250	897
Copper sulphate ($CuSO_4$)	0.005	3,360
Bubi – Phase 2		
Collector (SEX)	0.150	2,500
Modifier ($CuSO_4$)	0.100	3,360
Frother (DOW)	0.045	2,450
Depressant (Na_2SO_3)	0.350	400
Depressant (Starch)	0.110	1,460
Limestone	32.927	27
Lime	12.000	154
Nutrient	0.860	420
Anti-scalant	0.003	6,000
Corrosion inhibitor	0.003	6,700
Biocide	0.003	4,500

Document Number: JZWEBR6013-STU-REP-001 Page 521

// Section 21 - Capital and Operating Costs Supply Cost, $/t Consumption Rate, kg/t ore Description 2,000 0.001 Defoamer - BIOX 6,000 0.020 Defoamer - CIL 3,250 0.030 Flocculant 2,400 2.000 Cyanide 3,360 0.012 Carbon 610 0.050 Hydrochloric acid 960 0.130 Caustic soda (NaOH) 897 0.500 SMBS 3,360 <0.1 Copper sulphate (CuSO 4 ) Power Consumption and Supply Cost The total connected electrical load, inclusive of all standby units in the plant is around 38 . 1 MW, by summation of all the equipment specified on the MEL . The estimated average running load has been calculated using expected power draw from the equipment and factored (in certain cases) to tonnage throughput . A power unit supply cost of $ 0 . 0986 /kWh was used for the cost calculation and supplied by the Bilboes team . Total power costs are in this report . Labour Compliment The labour costs have been based on the organogram developed for the processing plant . The cost for labour has been determined by the Bilboes team and is based on legislative guidelines and benchmarking to similar operations in the area . Labour compliment requirements are presented in Table 21 - 20 and Table 21 - 21 below for phase 1 and phase 2 respectively Table 21 - 20 : Labour Compliment – Phase 1 ( 240 ktpm) Document Number: JZWEBR6013 - STU - REP - 001 Page 522 No. Required Salary, $/month Grade Role 1 9,450 D3 Process Manager 1 4,500 D2 GES 1 3,400 D1 Process Superintendent 1 322 B4 Stores Controller 1 322 B4 Cost Control & Data Clerk 1 467 B2 Driver 4 477 C2 Shift Supervisor 4 426 C1 Control Room Operator 20 322 B4 Shift Operator 20 296 B2 Process Attendants

// Section 21 -
Capital and Operating Costs

Role	Grade	Salary, $/month	No. Required
Day Shift Operator	B4	322	2
Day Shift Attendants	B2	296	6
Maintenance Co-ordinator	C2	477	2
Instrument Technician	C2	477	3
Boilermakers / Fitters	C2	477	6
Electricians	C2	477	4
Maintenance attendants	B2	296	13
Senior Metallurgist	D1	3,400	1
Metallurgist	C4	1,500	1
Chief Analyst	C4	1,500	1
Analyst	C2	477	2
Analytical Attendants	B2	296	2
BIOX® Head (Senior Met)	D1	3,400	1
Plant Metallurgist	C5	2,500	1
Shift Supervisor	C2	477	4
Shift Operator	B4	322	20
Process Attendants	B2	296	20

Table 21-21: Labour Compliment – Phase 2 (180 ktpm)

Role	Grade	Salary, $/month	No. Required
Process Manager	D3	9,450	1
GES	D2	4,500	1
Process Superintendent	D1	3,400	1
Stores Controller	B4	322	1
Cost Control & Data Clerk	B4	322	1
Driver	B2	467	1
Shift Supervisor	C2	477	4
Control Room Operator	C1	426	4
Shift Operator	B4	322	20
Process Attendants	B2	296	20
Day Shift Operator	B4	322	2
Day Shift Attendants	B2	296	6
Maintenance Co-ordinator	C2	477	2
Instrument Technician	C2	477	3
Boilermakers / Fitters	C2	477	6
Electricians	C2	477	4

Document Number: JZWEBR6013-STU-REP-001 Page 523

// Section 21 -
Capital and Operating Costs

BILBOES

Role	Grade	Salary, $/month	No. Required
Maintenance attendants	B2	296	13
Senior Metallurgist	D1	3,400	1
Metallurgist	C4	1,500	1
Chief Analyst	C4	1,500	1
Analyst	C2	477	2
Analytical Attendants	B2	296	2
BIOX® Head (Senior Met)	D1	3,400	1
Plant Metallurgist	C5	2,500	1
Shift Supervisor	C2	477	4
Shift Operator	B4	322	20
Process Attendants	B2	296	20

21.2.2.5 Summary

Operating costs have been estimated and based on the production profile over LoM. For illustrative purposes, static costs are presented below for phase 1 and phase 2 in Table 21-22 and Table 21-23 respectively. Main drivers in costs include reagents and power which collectively account for more than 80% of total plant operating costs.

Table 21-22: Phase 1 Plant OPEX (240 ktpm, excl. G&A)

Description	Unit	Value	% of Total
Variable	**$/a**	**36,428,267**	**78**
Reagents and Consumables	$/a	19,838,196	42
Power	$/a	9,504,610	20
Maintenance	$/a	7,085,462	15
Fixed	**$/a**	**10,325,329**	**22**
Power	$/a	9,101,573	19
Labour	$/a	911,636	2
Tailings deposition	$/a	62,424	0
G&A	$/a	0	0
Laboratory	$/a	249,696	1
Overview			
RoM	t/a	2,880,000	
Total variable	$/a	36,428,267	78
Total fixed	$/a	10,325,329	22
Total	$/a	46,753,596	100
Unit cost	$/t ore	16.2	

Document Number: JZWEBR6013-STU-REP-001 Page 524

// Section 21 - Capital and Operating Costs Table 21 - 23: Phase 2 Plant OPEX (180 ktpm, excl. G&A) % of Total Value Unit Description 72 40,736,320 $/a Variable 45 25,472,004 $/a Reagents and Consumables 18 9,950,220 $/a Power 9 5,314,096 $/a Maintenance 28 15,458,524 $/a Fixed 25 14,250,374 $/a Power 2 911,636 $/a Labour 0 46,818 $/a Tailings deposition 0 0 $/a G&A 0 249,696 $/a Laboratory t/a Overview 2,160,000 $/a RoM 72 40,736,320 $/a Total variable 28 15,458,524 $/a Total fixed 100 56,194,844 $/a Total 26.0 $/t ore Unit cost General Administrative Costs The G&A cost includes administrative personnel, general office supplies, safety and training, travel (both on site and off site), independent contractors, insurance, permits, fuel levies, security, camp power, camp costs, ICT, relocation, and recruitment . Total G&A costs amount to $ 6 , 969 , 468 per annum in Phases 1 and 2 . Table 21 - 24 : Bilboes Base Case General Administration Costs Bilboes Base Case General Administration Costs $ Security Transport and Sundry Costs 710,821 Total Cost Labour Related Costs 4,065,080 Total Cost Engineering 672,641 Total Cost Safety, Health and Environment 215,026 Total Cost Technical Services 492,000 Total Cost 6,155,568 Sub - total Document Number: JZWEBR6013 - STU - REP - 001 Page 525

// Section 21 - Capital and Operating Costs Bilboes Base Case General Administration Costs $ 327,900 Explosive Down the Hole Fixed Cost 486,000 Process Cost G&A Costs 6,969,468 Grand Total Overall Operating Cost Summary The Bilboes Projects total operating costs have been estimated and based on the production profile over LoM. A summary of LoM operating costs is shown in Table 21 - 25 below. Table 21 - 25: LoM Operating Cost Summary Reference % of Total Value Unit Description LoM Operating Cost Breakdown OPEX model - 1,202,922,518 $ Total cost Unit cost OPEX model 51 22.9 $/t ore Mining OPEX model 43 19.4 $/t ore Process Plant OPEX model 6 2.8 $/t ore G & A OPEX model 100 45.2 $/t ore Total Annual mining, process, and G&A are presented below over the LoM in Graph 21 - 10: . Graph 21 - 10: Bilboes Total Operating Costs per Annum Document Number: JZWEBR6013 - STU - REP - 001 Page 526

BILBOES GOLD PROJECT FEASIBILITY STUDY SECTION 22 ECONOMIC ANALYSIS Document Number: JZWEBR6013 - STU - REP - 001

// Section 22 - Economic Analysis 22. ECONOMIC ANALYSIS 1. Introduction The Bilboes base case adopts an accelerated two - phase main plant production profile with phase 1 and phase 2 achieving 240 ktpm and 180 ktpm respectively . The processing facility will be composed of a heap leach and a main processing facility . The heap leach circuit will receive oxide ore while transitional and fresh material will be fed to the main processing facility . The heap leach circuit is an existing facility and no allowance in terms of capital has been included for any form of refurbishment . The main processing facility front end design is based on a two - stage crushing circuit followed by a single ball mill . CIL is configured as a single train . The economic analysis for this option has been carried out using Discounted Cash Flow (DCF) methodologies . The analysis has been based on earnings after taxation and does not consider the effects of inflation, interest, escalation and other financial charges . The economic model has been populated on a 100 % equity basis and does not consider alternative financing scenarios . Financing related costs such as interest expense, withholding taxes on dividends and interest income, are excluded from the economic model . Additional exclusions pertaining to capital and operating costs can be sourced from the relevant report chapter detailing these sections . The interpretation of the taxation and the associated legislation relevant to Zimbabwe has been based on information available in the public domain as well as guidance received from the Bilboes team . DRA does not provide expert advice on taxation matters . Value added tax (VAT) refunds and exemptions have not been considered in the economic model . Any other tax or levy, not explicitly defined, has not been considered in the model . The tax model used should be regarded as conceptual but is deemed to be suitable for this study . It is recommended, during the next project phase, to seek validation through a third - party consulting firm who specialise is taxation and legislative conformance in Zimbabwe . Cash flows considered in the cash flow model include annual revenue, operating costs, initial capital expenditure, Stay in Business (SIB) capital allowance, capital contingency, environmental rehabilitation capital allowance, royalties and income tax presented on a year - by - year basis . The project start date has been based on year 2023 , up to a cut - off period occurring in 2035 . All currency figures are reported in United States Dollar ( $ ) . Document Number: JZWEBR6013 - STU - REP - 001 Page 528

// Section 22 - Economic Analysis 22.2 Inputs and Assumptions Process Parameters Process specific parameters have been applied for each mineralisation property, informed from testwork outcomes, third party consultation and discussions with the Bilboes team. Metal recoveries have been applied as static variables over the prescribed LoM. An overview of these inputs is shown in Table 22 - 1 below. Reference Table 22 - 1: Discounted Cash Flow Process Inputs Description Unit Value Metal Recoveries Client 70.00 % Oxides (Heap leach) Testwork / Third party / Client 83.62 % McCays Testwork / Third party / Client 83.62 % Isabella north Testwork / Third party / Client 83.62 % Isabella south Testwork / Third party / Client 88.88 % Bubi Revenue Parameters A static metal price has been applied over LoM . Revenue has been discounted to account for refining costs equivalent to 1 . 5 % of gross revenue generated . Refining costs have been provided by Bilboes which are negotiated tariffs applicable for gold refining . Inputs for the revenue estimate are shown in Table 22 - 2 below . Table 22 - 2 : Discounted Cash Flow Revenue Inputs Reference Value Unit Description Revenue Generation Client 1,650 $/oz Gold price Client 1.5 % Refinery cost SIB Capital The financial model includes an allowance for sustaining capital equivalent to 1 % of total process plant operating costs . It is assumed any allowances for SIB capital associated with mining is covered by the contractor over LoM . Environmental Rehabilitation and Mine Closure An allowance for on - going environmental rehabilitation is included in the financial model together with a final closure cost of $ 28 . 4 million expended during the last year of operation . On - going environmental rehabilitation is based on a unit rate of $ 0 . 25 / t ore . Document Number: JZWEBR6013 - STU - REP - 001 Page 529

// Section 22 - Economic Analysis Royalty Tax Royalty tax has been based on Zimbabwean legislation (Mines and Minerals / Finance Act) and supported by the Bilboes team . Royalties payable are a function of gross revenue and a royalty percentage . The royalty percentage is fixed at 5 % for gold and enforced regardless of operating margin achieved . The formula used to calculate royalty’s payable has been defined below : ܴ ݋ ݕ ܽ ݈ ݐ ݕ ( ܷ ܵ ܦ ) = ܩ ݎ ݋ ݏ ݏ ܵ ܽ ݈ ݁ ݏ ( ܷ ܵ ܦ ) ൈ ܴ ݋ ݕ ܽ ݈ ݐ ݕ % Where royalty % is defined as : ܴ ݋ ݕ ܽ ݈ ݐ ݕ % = 5% ݂ ݋ ݎ ݃ ݋ ݈ ݀ ݏ ܽ ݈ ݁ ݏ Note : The interpretation of the taxation and the associated legislation relevant to Zimbabwe has been based on information available in the public domain as well as guidance received from the Bilboes team . DRA does not provide expert advice on taxation matters . It is recommended, during the next project phase, to seek validation through a third - party consulting firm who specialise is taxation and legislative conformance in Zimbabwe . Income Tax Corporate income tax has been based on Zimbabwean legislation (Income Tax Act) and supported by the Bilboes team . Income tax payable are a function of pre - tax profit and a taxation rate . Pre - tax profit is inclusive of all revenue, capital and development costs, operating costs, depreciation, amortisation and royalties . Capital expenditure (and development costs) incurred prior to production are claimed in full during the first production year . Subsequent capital expenditure is expended in full during the year of occurrence . Losses are carried over indefinitely until a profit is realised following which tax is levied based on annual pre - tax profits . A fixed effective taxation rate of 24 . 72 % has been applied and is inclusive of an AIDs levy . Note : The interpretation of the taxation and the associated legislation relevant to Zimbabwe has been based on information available in the public domain as well as guidance received from the Bilboes team . DRA does not provide expert advice on taxation matters . It is recommended, during the next project phase, to seek validation through a third - party consulting firm who specialise is taxation and legislative conformance in Zimbabwe . Discounted Cash Flow Parameters The project is based on a execution start date of 2023 and a LoM ending in 2035 . A 10 % discount rate has been applied in the financial model . Production Profile The production profile is reported as ore fed to the plant from four mineralisation properties which are McCays, Isabella North, Isabella South and Bubi . A total of 24 . 9 million tonnes of mineralized material is delivered to the processing facility, with 196 million tonnes of waste Document Number: JZWEBR6013 - STU - REP - 001 Page 530

// Section 22 - Economic Analysis removed over the same period . Oxides are fed to the heap leach circuit which amount of 1 . 7 million tonnes . The average grade over life of mine is estimated at 2 . 34 g/t Au (excl . oxides fed to heap leach) . The production schedule over life of mine is presented in Figure 22 - 1 below . Figure 22 - 1 : Production Profile Initial Capital Costs The total initial capital estimate for the project, which includes mining, process plant, infrastructure, Indirects and a contingency allowance is $ 354 . 4 million . A capital phasing schedule is discussed in the capital estimate chapter of the main report . Mining will be performed using contract mining . A summary of initial capital costs is shown in Table 22 - 3 below . Table 22 - 3 : Initial Capital Cost Summary Reference % of Total Value Unit Description Initial Capital Cost Breakdown CBE 9 32,724,448 $ Mining CBE 45 160,078,091 $ Process plant CBE 18 64,917,196 $ General Infrastructure CBE 8 27,035,001 $ Process Plant Infrastructure 11 40,277,128 Indirect CBE 8 29,383,006 $ Contingency Calculated 100 354,414,871 $ Total Document Number: JZWEBR6013 - STU - REP - 001 Page 531

// Section 22 -
Economic Analysis

22.1.10 Operating Costs

The operating costs over life of mine include contract mine operations, process plant operations and general and administrative costs. The cost reported excludes the cost of capitalised mine pre-development. A summary of LoM operating costs is shown in Table 22-4 below.

Table 22-4: LoM Operating Cost Summary

Description	Unit	Value	% of Total	Reference
LoM Operating Cost Breakdown				
Total cost	$	1,202,922,518	-	OPEX model
Unit cost				
Mining	$/t ore	22.9	51	OPEX model
Process Plant	$/t ore	19.4	43	OPEX model
G & A	$/t ore	2.8	6	OPEX model
Total	$/t ore	45.2	100	OPEX model

22.1.11 Working Capital

No allowance for working capital has been included in the financial model.

22.1.12 Salvage Value

No allowance for asset disposal at the end of life of mine has been included in the financial model.

22.3 Financial Model Outcomes

The financial model has been prepared on a 100% equity project basis and does not consider alternative financing scenarios. A discount rate of 10% has been applied in the analysis. The outcomes are presented in Table 22-5 below on a pre-tax and post-tax basis. A static metal price of $1,650 /oz has been applied. All-in sustaining costs have been reported as per the World Gold Council (WGC) guideline dated November 2018 and is exclusive of project capital, depreciation, and amortisation costs. Capital payback is exclusive of the construction period and referenced to the start of first production. Key financial outcomes are shown in Table 22-5 and Figure 22-2 below.

Table 22-5: Project Economics Summary

Description	Unit	Pre-Tax	Post-Tax
Project Economics			
NPV @ 10%	USD	439,947,750	323,359,945
IRR	%	38.4	33.4

Document Number: JZWEBR6013-STU-REP-001 Page 532

// Section 22 - Economic Analysis Post - Tax Pre - Tax Unit Description Project Economics 249,743,427 249,743,427 USD Peak Cash Funding 826 826 USD/ozt AISC* 1.5 1.5 yrs Payback (UNDISCOUNTED) 323,359,945 439,947,750 USD NPV @ 10% *As per updated guidance note published by WGC, 2018. Excludes project capital, depreciation and amortisation costs . The projected cash flows over LoM is presented graphically in Figure 22 - 2 and Figure 22 - 3 for pre - tax and post - tax respectively. Figure 22 - 2: Annual Cash Flow (Pre - Tax) Figure 22 - 3: Annual Cash Flow (Post - Tax) Document Number: JZWEBR6013 - STU - REP - 001 Page 533

// Section 22 - Economic Analysis 22 . 4 Sensitivity Analysis A sensitivity analysis has been conducted assessing the impact of variations in initial capital cost, operating cost and metal selling price . Each variable is assessed in isolation to determine the impact on Net Present Value (NPV) and Internal Rate of Return (IRR) . The impact of initial capital costs has a limited elasticity in impacting overall project value due to the capital phasing profile and relatively low expenditure in comparison to revenue and operating costs over the prescribed LoM . A summary of these relative variations is shown in Figure 22 - 4 below . Figure 22 - 4: Sensitivity Analysis Summary The impact of discount rate has been assessed and presented in Figure 22 - 5 below. Figure 22 - 5 : Discount Rate Sensitivity 22 . 5 Recovery Upside Following discussions held with MMC, it has been identified that a metal recovery upside could be realised based on interpretation of historical testwork conducted . Further optimisation efforts would need to be considered during the next project phase . Testwork would need to be 0 200 600 400 800 1,000 1,200 1,600 1,400 - 60 - 40 - 20 40 60 80 NPV, USD Millions 0 20 Relative Variation, % NPV SENSITIVITY (PRE - TAX) Initial Capital Costs Operating Costs Recovery Variance / Metal Selling Price - 200 0 200 400 600 800 1,000 1,200 - 60 - 40 NPV, USD Millions NPV SENSITIVITY (POST - TAX) 90 80 70 60 50 40 30 20 10 0 - 60 IRR, % IRR SENSITIVITY (PRE - TAX) 0 100 200 300 400 500 600 700 800 900 0 5 10 15 20 25 NPV, USD Millions Discount Rate, % NPV SENSITIVITY (PRE - TAX) 0 100 200 300 400 500 600 700 0 5 10 15 20 25 NPV, USD Millions Discount Rate, % NPV SENSITIVITY (POST - TAX) Document Number: JZWEBR6013 - STU - REP - 001 Page 534

// Section 22 - Economic Analysis focused on flotation optimisation (incl . variability) in order to establish a grade - recovery relationship and validate recovery upsides . An approximate 5 % and 1 % improvement in recovery on Isabella McCays and Bubi respectively was indicated by MMC as potential upside . The subsequent impact on NPV can range between a 10 % to 15 % improvement . Document Number: JZWEBR6013 - STU - REP - 001 Page 535

BILBOES GOLD PROJECT FEASIBILITY STUDY SECTION 23 ADJACENT PROPERTIES Document Number: JZWEBR6013 - STU - REP - 001

// Section 23 - Adjacent Properties 23 ADJACENT PROPERTIES Several small mines and two larger ones have operated in the past in the area around the Isabella property and within the Isabella and Gwizaan EPOs ( Figure 23 - 1 ) but all of these had been dormant for at least 15 years prior to the renewal of exploration activity in the area in the early 1980 s . The productions listed in Table 23 - 1 are for the period to 1980 . The Calcite Mine is located in the area now covered by the Isabella operation and its production is included in the History section . The Motapa, Fossicker and Jupiter Mines are situated immediately to the south of the Mine and trend in the same general strike of Isabella, McCays and Bubi . The Isabella EPO 1726 surrounds Isabella McCays while the Gwizaan EPO 1646 surrounds Bubi as well as a cluster of other Bilboes exploration claims namely When, Sandy and Ferroro . The two EPOs which are contiguous were approved for exploration through a government gazette of 13 July 2018 and have a combined ground holding of 67 , 419 ha . The EPOs has a three - year tenure which expires on 12 July 2021 . Several high quality geological and aeromagnetic targets are located within the major northeast - southwest trending deformation zones that transect the EPOs such as along the Peter - Pan, Courtleigh and Gabriella - Mulungwane shear zones . These targets in addition to the existing exploration claims offer potential for organic growth of Bilboes’ gold Mineral Resources . Figure 23 - 1: Adjacent Properties around Isabella McCays and Bubi Document Number: JZWEBR6013 - STU - REP - 001 Page 537

// Section 23 -
Adjacent Properties

Table 23-1: Historic Gold Production from Mines around Isabella McCays and Bubi to 1980

Mine	Au kg	Grade g/t	Coordinates		Locality from Isabella
			Easting	Northing	
Motapa	9,467	4.3	663,613	7,844,250	2 km south
Fossicker	472	3.7	664,953	7,844,803	3 km south-east
Jupiter	201	3.9	663,870	7,846,633	1 km east
Lonely	34,786	17.5	683,276	7,841,837	20 km east
Peter Pan	968	2.9	680,606	7,846,618	18 km east
Robin Hood	248	2.1	677,790	7,848,663	15 km east
Tiberius	263	2.2	679,408	7,842,128	17 km east

Source Bartholomew (1990), Coordinate system: UTM, Arc1950, Zone 35S, Spheroid-Clarke 1880.

Document Number: JZWEBR6013-STU-REP-001

Page 538

BILBOES GOLD PROJECT FEASIBILITY STUDY SECTION 24 OTHER RELEVANT DATA AND INFORMATION Document Number: JZWEBR6013 - STU - REP - 001

// Section 24 Other Relevant Data and Information 24 OTHER RELEVANT DATA AND INFORMATION Note : The information below relates to the fiscal year 2022 and is in Zimbabwe Dollars (Z $ ), unless otherwise stated . An appropriate exchange rate to the $ will be applied at the time of any transaction . 1. Royalties, Taxes and Economic Climate in Zimbabwe The tax regime in Zimbabwe has remained relatively stable and favourable regionally over the past few years and those directly affecting the mining industry are listed below . Royalties Royalties are levied on gross revenue from sale of gold . » Royalties are levied at source hence payments made by Fidelity Printers and Refiners (Private) Limited (“Fidelity”) (the entity that buys all of the official production in Zimbabwe) are net of royalties » From 1 January 2020 , mining royalties will be an allowable expense in the determination of taxable income » For primary gold producers a two - tier system that is based on gold prices is applicable . For gold prices below US $ 1 , 200 /oz the rate is 3 % and for gold prices above $ 1 , 200 /oz the rate is 5% » Government is still considering other proposals submitted by mining houses to restore viability through review of other fees and charges » Government is still considering other proposals submitted by mining houses to restore viability through review of other fees and charges .  The basis of determination of royalty payments on opaque mining products as follows:  Concentrate – computed on 80% of the international price of the refined mineral contained therein  Matte - computed on 85% of the international price of the refined mineral contained therein  Gold: invoice value as determined by Fidelity Printers and Refineries  Diamonds and all other minerals, the invoice value as determined by the Minerals Marketing Corporation of Zimbabwe (MMCZ). Document Number: JZWEBR6013 - STU - REP - 001 Page 540

// Section 24 Other Relevant Data and Information Customs Duties » Maximum applied on cost of imports : 10% » Capital equipment imports : 0% Value Added Tax » Locally procured and imported inputs and equipment : 14 . 5% » Exports are zero rated and input VAT is fully recoverable in most cases or can be used to set off against other tax liabilities . No output VAT is levied on gold sales as they are zero - rated . Silver is subject to VAT at 14 . 5% . Withholding Taxes » Supplies by unregistered traders (without Tax Clearance Certificate) [the minimum amount for which the tax must be deducted is Z $ 120 , 000 : 30% » Non - Resident Shareholders’ Tax on dividends : 15% » On fees, royalties, dividends and interest : 15% » On dividends distributed by a ZSE listed company : 10% » Services from non - residents : 15 % Corporate Tax Document Number: JZWEBR6013 - STU - REP - 001 Page 541 » On taxable profits AIDS levy] to make effective rate 24.72% : 24% flat rate [plus 3% » Capital redemption allowances in year incurred : 100% » Deduction limits on passenger vehicles : Z$800,000 » Deduction limits on employee housing : Full deduction » Deduction limits on donations to medical centres : USD100,000/year » Deduction limits on donations to research and development institutions: Z$8000,000/year » Pre - production operating expenditure : 100% in first year of production » Carry forward of losses : Indefinite

// Section 24
Other Relevant Data and Information

24.1.6 Ring Fencing

- Each mining location is ring fenced and only costs applicable to location are deductible.

24.1.7 Employment Levies

- National Social Security : 4.5% of wage bill with a declared insurable earnings cap of Z$5,000 per month
- Workmen's compensation : 1.77%
- Manpower Development Levy : 1%
- Standards Development Levy : 0.5%

24.1.8 Electricity Levies

- Rural Electrification Levy : 6% of electricity bill

24.1.9 Rural Council Levies

- Unit tax : Z$12,000 / unit
- Number of units for each company is dependent on number of employees

24.1.10 Other Relevant Points

- Administration fees in excess of 1% of other tax-deductible expenses is disallowed and taxed as dividend.
- Capital gains tax

Table 24-1: Capital Gains Tax

Acquired	Rate	Currency
Before 22 February 2019	5% of gross capital amount	ZWL
	5% of foreign currency gross capital amount	USD
On or after 22 February 2019	20% of capital gain	ZWL
	20% of foreign currency capital gain	USD

- Capital gains withholding tax:
  - On listed marketable securities : 1.5%
  - On listed marketable securities held for less than 6 months : 2%
  - On unlisted marketable securities : 5%
  - On immovable property acquired before 22 February 2019 : 5%

Document Number: JZWEBR6013-STU-REP-001 Page 542

// Section 24 Other Relevant Data and Information  On immovable property acquired after 22 February 2019 : 15%  All items consumer price index to be used in computing inflation allowance for ZWL disposals and 2 . 5 % for USD transactions Note : It shall be presumed that a marketable security was paid for in a foreign currency at the United States dollar market valuation of the security on the date of the sale, and that the capital gains tax thereon shall be paid in United States dollars accordingly, unless the seller provides documentary proof showing that the security in question was sold for Zimbabwe dollars . » Deferment of VAT collection on imported capital equipment is as per below table: Table 24 - 2 : Vat Collection Document Number: JZWEBR6013 - STU - REP - 001 Page 543 Deferment period (Days) Value of Equipment (Z$) 90 100,000 to 1,000,000 120 1,000,001 to 10,000,000 180 10,000,001 and above » Mining claims fees are based on land area . The Mines and Minerals Act provides for maintenance of mining title through payment of annual protection fees . Protection fees for a gold / base metal block is Z $ 12 , 750 per 5 ha per annum . For Exclusive Prospecting Orders (EPOs) they have a two to three - year tenure and can be renewed for an additional period to a cumulative maximum of six years subject to approval by the Ministry of Mines and Mining Development’s Mining Affairs Board and a renewal fee of Z $ 127 , 500 is required with the application . The annual rental fee Z $ 6 . 80 cents per ha in the first year, Z $ 9 . 35 in the second year and Z $ 12 . 75 in the third year . A company is allowed to peg claims during the tenure of the EPO subject to the following conditions : » That the area to be Pegged is not prohibited from pegging under the Mines and Minerals Act after the acquisition of a prospecting licences at Z $ 6 , 375 per gold / base metal block » Appointment of an Approved Pegger for the requisite groundwork and filing of paperwork for registration . » Payment of registration fees of Z $ 12 , 750 for a gold block, Z $ 25 , 500 for a base metal block and Z $ 47 , 855 for a special base metal block . » Approval by the Ministry of Mines for erection of permanent beacons around the blocks as per Mines and Minerals Act . » EIA fees charged based on a sliding scale from 0 . 8 % to 1 . 2 % of the relevant project cost (with a maximum cap of $ 2 million) .

// Section 24 Other Relevant Data and Information » Payroll tax (Pay as You Earn) is deducted from employees’ earnings and paid to government . The tax - free band has been increased to Z $ 120 , 000 per annum or Z $ 20 , 000 per month . The upper income tax bands moved to Z $ 3 , 000 , 000 per annum or Z $ 250 , 000 per month . The effective maximum rate of tax (including AIDS levy) is 41 . 2% . » Exemption of customs duty import tax and surtax on all capital goods during exploration phase of a mining project and for a period of up to 5 years from date of grant of a mining title, during the development phase of the mining project . » A 2 % Intermediated Money Transfer Tax (“IMTT”) charged per e - commerce transaction - the tax - free threshold is Z $ 500 and the maximum tax payable per transaction by corporates for transactions with value exceeding Z $ 40 , 000 , 000 is Z $ 800 , 000 . » Thin capitalisation - Offshore borrowings require Reserve Bank of Zimbabwe approval, and interest paid on borrowings of a debt - to - equity ratio of up to a maximum of three to one is tax deductible . Beyond the maximum allowable ratio any interest paid is assumed to be a dividend pay - out and is liable to withholding tax at the non - resident tax rate . Rebates of Duty The following tax rebates are allowed : » Rebate of duty on goods for the prospecting and search for mineral deposits. » Rebate of duty on goods imported in terms of an agreement entered pursuant to a special mining lease . » Rebate of duty on goods imported temporarily for an approved project. » Rebate of duty on goods for incorporation in the construction of approved projects; and » No export duties for all mineral commodities. » Rebate of duty extended to capital equipment imported by mining, manufacturing sectors for values above 1 million, effective 1 January 2016 . 24 . 2 Mining Legislation The Government, as of 2019 , had amended the mining laws, thereby decriminalizing the operation of small - scale miners to allow more locals to participate in the exploitation of the country’s mineral wealth . More emphasis is being placed on the “use it or lose it” regulations, which allow the government to repossess unused mining claims from holders . Document Number: JZWEBR6013 - STU - REP - 001 Page 544

// Section 24 Other Relevant Data and Information 24 . 3 Indigenisation and Economic Empowerment The Indigenisation and Economic Empowerment Act has since been amended and it now allows foreign entities to own 100 % mining rights . Foreign shareholding will now be negotiated with investors . All new foreign investment into Zimbabwe requires an investment licence issued by the Zimbabwe Investment Authority in terms of the Zimbabwe Investment Authority Act . Moreover, in the mid - term budgetary review statement of 2019 the Indigenisation and Economic Empowerment Act was repealed and replaced by the Economic Empowerment Act, which is consistent with the current thrust “Zimbabwe is Open for Business" . Document Number: JZWEBR6013 - STU - REP - 001 Page 545

BILBOES GOLD PROJECT FEASIBILITY STUDY SECTION 25 INTERPRETATION AND CONCLUSIONS Document Number: JZWEBR6013 - STU - REP - 001

// Section 25 - Interpretation and Conclusions Document Number: JZWEBR6013 - STU - REP - 001 Page 547 25 INTERPRETATION AND CONCLUSIONS Risk Assessment Matrix The risk assessment process commenced with a review of the main risks identified . Additional controls and / or mitigations were identified based on the engineering work completed as part of study . This was followed by rating the remaining risk on the likelihood of occurrence and possible degree of impact . The scoring system for the likelihood and the associated consequences is detailed in Figure 25 - 1 . Figure 25 - 1 : Risk Assessment A risk assessment review was held during the feasibility study to identify the headline risks associated with the project . Following the identification and rating of the inherent risks, controls or mitigations were identified that are already in place or are well - understood in terms of the specific risk identified . Based on the effectiveness of the controls, the likelihood and consequences of the risk were re - evaluated, which resulted in the residual risk profile of the Project . The risk profile contains several indicators that will be useful in guiding the stakeholders in identifying appropriate actions that need to be taken in a subsequent action plan . These indicators include high levels of likelihood, consequence, and exposure, as well as borderline or defective controls . The risks associated with the project sorted on risk rating are detailed in Table 25 - 1 .

// Section 25
Interpretation And Conclusions

Table 25-1: Risks Associated with the Project sorted on Risk Rating

Risk Category	Risk	Description / Cause	Risk (%) Likelihood	Impact 1 to 5	Risk Rating	Mitigation / Control
Engineering	Insufficient water supply (both potable and for the mine critically at the process plant)	1. The project is located in a relatively dry area with low rainfall patterns. 2. Insufficient storage of water can cause a shortfall of make-up water supplied to the process plant	30%	3		1. Provision has been made in FS capital estimate for an increased wellfield supply. 2. Storm Water Dams and reservoirs have been provided for in the FS for storage of excess water. 3. Provision has been made for water recovery from the flotation and BIOX plants for recycling. 4. A Stormwater Management Plan which identifies clean and dirty water generating areas and stipulates how this is managed will be implemented.
Engineering	Insufficient Power Supply	1. Low power generation capacity from Hydro and Thermal power stations. 2. Inadequate foreign currency for power imports from neighboring countries.	15%	1		1. The company will be on ring-fenced power which makes use of foreign currency reserves generated from gold sales for guaranteed supply, as agreed between the power utility and the chamber of mines. 2. Provision has been made for a capital estimate for the construction of a dedicated power line from Shangani sub-station to link the mines 3. Provision has been made for the capital estimate of Diesel generators which will be used in supplying critical equipment specifically at the process plant. 4. Hwange Thermal power station units 7 & 8 under construction to come online in 2023 with an additional 600 MW to the national grid 5. Batoka Gorge Hydro power feasibility is at an advanced stage. 6. Several Solar Independent Power Producers (IPP) projects are under consideration.
Resources	Inaccurate resource models leading to lower than anticipated Ore Reserve tonnes and grades	1. Inaccurate resource models due to poor geological understanding of the deposit. 2. Inaccurate resource models due to geological complexity of the deposit.	10%	2		1. Contingency measures applied during resource modelling to ensure resource models remain conservative. 2. Extensive drilling conducted on the deposit to improve geological understanding of the deposit. 3. Provision has been made for infill drilling and on-going exploration drilling during LoM.
Resources	Inaccurate oxide, transitional and sulphide Ore Reserve tonnes and grades	Poor interpretation of the oxide, transitional and sulphide zones resulting in non-optimal planning.	10%	1		1. In-fill drilling (near surface and extending to the Oxide-Sulphide interface) was conducted for mine planning and scheduling. 2. Grade control drilling will be conducted pre-mining and the cost estimate for this was allowed for in the FS. 3. Capacity available at the mine to heap leach any identified oxide material and the transitional material can be blended with the sulphide ore for BIOX® treatment.
Mining	Pit high wall failure leading to loss of life, injuries and equipment damage.	Inaccurate pit design due to poor interpretation of pit geotechnical information.	10%	1		1. Extensive geotechnical information obtained from the geotechnical drilling around the pits and used in the open pit slope designs. 2. A conservative pit slope angle of 30 degrees allowed for in the design for the weathered zones of the pits.
Mining	Poor run of mine ore grade	Poor grade control of the RoM ore resulting in excessive dilution or the run of mine ore grades.	40%	3		1. Grade control drilling will be conducted pre-mining and the cost for this has been allowed for in the FS. 2. Grade controllers will be employed to monitor the mining team during operations.
Mining	Flooding of Bubi pit from Bubi River	Bubi River in close proximity to edge of Bubi Pit and could flood in case of a storm.	10%	1		1. Bund walls will be erected around the edge of Bubi River to avoid water flowing into the Bubi pit. The southern portion of Bubi deposit excluded in the pit design to allow for construction of bund walls. 2. Provision for the diversion of Bubi River could be allowed for in the event of a storm.

Document Number: JZWEBR6013-STU-REP-001
Page 548

// Section 25
Interpretation And Conclusions

Risk Category	Risk	Description / Cause	Risk (%) Likelihood	Impact 1 to 5	Risk Rating	Mitigation / Control
Processing	Lower than budget gold recovery from the plant	Inaccurate gold recovery from the plant	10%	2		1. Gold recovery assumptions in the FS Study were informed by the on-site flotation and BIOX® pilot plant test work. 2. Bilboes procured a flotation and a BIOX pilot plant for on-site test works during the operational phase to optimise the flotation and BIOX® gold recovery. 3. Sulphide / Sulphur concentrate feed grade which ensures high bacterial activity and process stability is higher than the minimum of 4-6% required.
Processing	Operational inefficiencies in the BIOX® plant	1. As it will be the first BIOX plant in Zimbabwe there may not be local operators / metallurgists with appropriate expertise. 2. Shortage of BIOX critical skills in Zimbabwe.	25%	2		1. Provision made for experienced in the budget. 2. Bilboes will enter into a BIOX® Technology License Agreement with Outotec for technical support in the running of the BIOX plant. 3. Outotec will train and develop local personnel in the running of the BIOX® plant. 4. Bilboes will second personnel to similar operations for exposure before commencement of its own operation.
Processing	Contamination of ground water	Contamination of ground water from mine and plant effluent and from the flotation and BIOX® plant residues.	30%	3		1. Pollution Control Dams with lining have been allowed for in the FS to capture all polluted water. 2. The TSF will be lined appropriately to capture and minimise any seepage. 3. All the flotation and BIOX® residue will be pre-treated before discharging on to the TSF for stabilisation. 4. The Iron / Arsenic ratio for predicting the neutralisation performance and corresponding residue stability is greater than 3 required for stabilisation.
Processing	Poor pH control and neutralisation in the process plant for process optimisation	1. Unavailability of Limestone / Lime from local supplies. 2. Prohibitive Limestone / Lime costs from local suppliers.	10%	1		1. A major supplier of Limestone / Lime identified with competitive delivery costs to the mine and the cost estimate has been allowed for in the FS. 2. Bilboes has secured its own Limestone deposit of sufficient size and quality within 5 km of the BIOX® plant. 3. Isabella/McCays concentrate is self-neutralising thereby reducing the limestone requirements for the BIOX® plant.
	Bacteria poisoning in the BIOX® plant	Toxins that organic carbon sources, bactericides, fungicides, and Descalant, cyanide species, nitrates, excervive chlorides, mercury and antimony have potential to ingress into the BIOX® plant causing low or poor bacterial activity.	40%	1		1. Adequate training of the BIOX® plant personnel for dangers of toxins into the BIOX® system. 2. Provision for toxicity tests of all material inputs into the BIOX® plant. 3. Provision for a suitable filtration system of compressed air into the BIOX® plant to avoid hydrocarbon ingress into the plant.
	Tails Storage Facility breach	Fine material deposited or excessive rainfall.	15%	2		TSF design includes side wall buttressing with waste from the pits to reduce the risk of breaching.
Logistics	Hauling safety risk	Bubi ore haulage to Isabella has potential for accidents involving public transport, humans and animals.	40%	3		A properly designed standard private haul road has been provided for in the FS.
	Critical spares and reagents cost and delivery time risk	Long lead delivery time as most of these are imports.	15%	1		1. Provision for adequate stores buffer stock has been made in the FS. 2. Costs are US$ based and based on firm quotes in which inflation rates will be factored in.
Finance	Inflation	The project is in Zimbabwe, which is facing severe economic challenges, which seriously undermines confidence for investment in major projects.	10%	1		The project earns its revenues and pays all its costs in $ and has minimal exposure to Zimbabwe inflation.

Document Number: JZWEBR6013-STU-REP-001 Page 549

// Section 25 Interpretation and Conclusions Geology and Resource Estimates Risks The mineral resources were estimated and reported in accordance with the Canadian National Instrument 43 - 101 . Mineral resource classification used a “Checklist” approach, where various criteria were considered and rated, and these included : » Data quality and integrity » Data spacing for confidence in geological interpretations and grade interpolation » Confidence in the geological interpretation from a regional and local perspective, and how that interpretation influences the controls for Au mineralisation » Reliability of the estimate in the mined - out areas » Geostatistical confidence in grade continuity » Geostatistical parameters such as kriging variance, kriging efficiency and search distances, to measure the relative confidence in the block estimates DRA believes that from the criteria used the mineral resources were sufficiently estimated for the purpose of FS requirements. Mining and Reserves The process to develop the mineral reserve estimates were as follows : » The open pit optimisation on the measured and indicated resources only and the application of modifying factors (mining recovery, gold recovery and dilution) » A range of operating costs and production parameters were applied during the Whittle optimisation exercise along with a net gold price of $ 1 , 168 . 75 /oz after accounting for government royalty and refining costs . » Relevant pit slope angles considering the access ramps where applicable » Application of a cut - off grade of 0 . 9 g/t to all mineral resources to ensure tonnes mined generate enough revenue to cover costs The mineral reserve estimates are not at this stage materially affected by any known environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other relevant factors . Document Number: JZWEBR6013 - STU - REP - 001 Page 550

// Section 25 Interpretation and Conclusions Processing Metallurgical test work was concluded in different phases over a period extending from September 2013 to March 2019 covering sample characterisation, comminution, flotation and BIOX® tests . The onsite flotation and BIOX® testwork provided the basis of the PDC . The test work campaigns, and optimization work yielded gold recovery ranges used in the economic model development . Ore will be derived from the two main mining areas (Isabella McCays and Bubi) with production throughput to be phased over the LoM based on tonnage, proximity to the process plant and metallurgical characteristics . Bubi ore, destined to be processed over the latter part of the LoM will be trucked approximately 23 km to the processing plant at Isabella . Operations in the Process Plant can essentially be divided into 5 main sections. » Comminution (ore size reduction by crushing and milling to facilitate liberation of the mineral particles for subsequent downstream concentration) » Flotation (concentration of sulphides and gold into a small concentrate mass) » Biological Oxidation - BIOX® (destruction of the sulphides in the concentrate using oxidising bacteria to expose the gold particles for downstream recovery) » Carbon in Leach (cyanidation leach of the BIOX® residue and recovery of the solubilised gold onto activated carbon) » Carbon treatment » Electrowinning and Smelting Infrastructure Infrastructure facilities of the Project include the Isabella North and South, McCays and Bubi open pits, gold processing plant, TSF, waste stockpiles, buildings and accommodation, main power line, internal mine roads and a 70 km 132 kV Lynx power line from Shangani Substation . Raw water will be provided from open pit dewatering and the wellfield boreholes located across the mine license area . All infrastructure facilities have been adequately sized for the scale of the project and these are considered sufficient . Document Number: JZWEBR6013 - STU - REP - 001 Page 551

// Section 25 Interpretation and Conclusions Economic Outcomes The financial model has been prepared on a 100 % equity project basis and does not consider alternative financing scenarios . A discount rate of 10 % has been applied in the analysis . The outcomes are presented in Table 25 - 2 below on a pre - tax and post - tax basis . A static metal price of $ 1 , 650 /oz has been applied . All - in sustaining costs have been reported as per the World Gold Council (WGC) guideline dated November 2018 and is exclusive of project capital, depreciation, and amortisation costs . Key financial outcomes are shown in Table 25 - 2 below . Table 25 - 2 : Project Economics Summary Post - Tax Pre - Tax Unit Description Project Economics 323,359,945 439,947,750 USD NPV @ 10% 33.4 38.4 % IRR 249,743,427 249,743,427 USD Peak Cash Funding 826 826 USD/ozt AISC* 1.5 1.5 yrs Payback (UNDISCOUNTED) *As per updated guidance note published by WGC, 2018 . Excludes project capital, depreciation and amortisation costs . Country Risk Political Political uncertainties are risks, which may lead to unfavourable legislative and taxation framework changes, exchange control restrictions, international monetary fluctuations, civil unrest or any other political instability . However, the current political environment is looking favourable due to the recent reforms by the Government under the new dispensation . It is expected that this or any other political related risks will not affect Bilboes now or in the foreseeable future . Economic Significant economic difficulties have been experienced in Zimbabwe in recent times . Over the past few years, the Government has experienced hyper - inflation, high interest rates and a worsening trade balance leading to critically low foreign currency reserves . Over the last three years the Government through its monetary and fiscal policies has implemented a wide range of initiatives aimed at putting the economy on a recovery path . Bilboes is confident that it will get guarantees to retain 100 % of its foreign currency offshore and market its own gold for purposes of securing loans and capital . Document Number: JZWEBR6013 - STU - REP - 001 Page 552

// Section 25 Interpretation and Conclusions All the properties belonging to Bilboes are protected in respect of the Mines and Minerals Act . All the blocks of claims are registered with the Mining Commissioner’s office and are regularly inspected in compliance with the mining regulations and preserved against forfeiture . Security Zimbabwe has not experienced any significant security issues and this situation is expected to remain the same in the foreseeable future Document Number: JZWEBR6013 - STU - REP - 001 Page 553

BILBOES GOLD PROJECT FEASIBILITY STUDY SECTION 26 RECOMMENDATIONS Document Number: JZWEBR6013 - STU - REP - 001

// Section 26 Recommendations 26 RECOMMENDATIONS The following recommendations are meant to provide enhancements, cover the gaps and mitigate risks identified during the FS Geology and Resources » A regional geological model combining all four resource areas to take a mineral systems approach should be developed . This will enable better interpretation of existing ore bodies and targeting of new deposits in the rest of the Bilboes Claims and EPO’s . » During the operational phase, drilling is required to develop an advanced grade control model prior to mining . A drill spacing study will be required to determine the optimum spacing for “grade control” drilling . The closed space drilling will also enable a more accurate estimation of tonnage and grade as well as a greater definition of oxide, transitional and sulphide ore boundaries . » The Mineral Resources remain open on strike and at depth . Further exploration is recommended during the operational phase to extend LoM . 1. Mining » Conduct Whittle optimisation studies at higher gold prices than the base case used in the FS to investigate potential for additional Mineral Reserves . » On - going geotechnical analysis is recommended during future mining operations to assess pit slope angles to investigate if improvements can be made for less waste stripping, reduced operating costs, and improve overall business economics . 2. Processing » If still required, further optimisation efforts could be considered during the project execution front - end engineering and design phase, by conducting further testwork focused on flotation optimisation (including variability tests) to establish a grade - recovery relationship and validate recovery upsides . » Development of the skills base to effectively run the BIOX® operations is crucial for the business and should be prioritised prior and during the operational phase . » A sufficiently sized water storage dam should be constructed to collect and store water during the wet season and times when the operation is water positive to cater for the dry season . Document Number: JZWEBR6013 - STU - REP - 001 Page 555

// Section 26 Recommendations 26 . 3 Economic Analysis » Updating of the financial model for the next project phase considering the changing parameters such as gold price and gold recoveries after additional test works . 26 . 4 Project » Environmental and social issues are considered to be an integral part of the business and it is recommended that the company takes a proactive approach in mitigating the impacts by adhering to regulatory compliance requirements and continually engaging the community and key stakeholders from the onset of operations as recommended in the ESIA study . Document Number: JZWEBR6013 - STU - REP - 001 Page 556

BILBOES GOLD PROJECT FEASIBILITY STUDY SECTION 27 REFERENCES Document Number: JZWEBR6013 - STU - REP - 001

// Section 27 - References 27 REFERENCES 1. Geology Burger, J . , Knight, J . W . , Visser, F . J . , Warschkuhl, O . W . , & Obermeyer, P . G . (2017) . Bilboes Prelimanary Economic Assessment . Development, M . o . (n . d . ) . Home : Ministry of Mines . Retrieved from www . mines . gov . zw Gore, J . , James, D . E . , Zengeni, T . G . , & Gwavava, O . G . (2009) . Crustal Structure of the Zimbabwe Craton and the Limpopo Belt of South Africa : New Constraints from Seismic Data and Implications for its Evolution . The Geological Society of South Africa, 112 , 213 - 228 . Mugandani, E . T . (2017) . Status of Mineral Exploration and Development in Zimbabwe . SAIMM Conference . Mugumbate, F . (unknown year) . Overview of Zimbabwe's Mineral Resource Ptential - Tip of the Iceburg? Zimbabwe Geological Survey . Mukaka S . B, W . A . (1998) . A Multielement Geochronologic Study of the Great Dyke, Zimbabwe : Significance of the Robust and Reset Ages . Earth and Planetary Science Letters, 164 , 353 - 369 . Ngilazi, A . , & Martin, A . (2017) . Independent Technical Report on Bilboes Properties, Matabeleland, Zimbabwe . Technical Report, Bibloes Holdings (Pvt) Ltd . Reid, D . (2013) . Lubambe Extension Resource . Internal Company Report, AMEC . Vann, J . , & Guibal, D . (1989) . Beyond ordinary kriging - An overview of non - linear estimation . (pp . 6 - 25 ) . Perth : GAA . 2. Legal and Title Solicitors Scanlen & Holderness completed a due diligence specific to the validity of Bilboes Holdings (Private) Limited’s mining claims in November 2019 . The complete Scanlen & Holderness report is available in Appendix 29 . 6 . 18 . 3. Geotechnical Open Pit Investigation and Slope Analysis Bar N and Barton N . The Q - Slope Method for Rock Slope Engineering Rock Mechanics and Rock Engineering December 2017 . Document Number: JZWEBR6013 - STU - REP - 001 Page 558

// Section 27 - References Bieniawski, Z . T . , (1976), "Rock Mass Classification in Rock Engineering," Proc . Symp . on Exploration for Rock Engineering, ed . Z . T . Bieniawski, Balkema, Rotterdam, pp . 97 - 106 . Bieniawski, Z . T . , (1988), "The Rock Mass Rating (RMR) System (Geomechanics Classification) in Engineering Practice," Rock Classification Systems for Engineering Purposes, ASTM STP 984 , ed . Louis Kirkaldie, American Society for Testing and Materials, Philadelphia, pp . 17 - 34 . Deere, D . U . , Hendron, A . J . , Jr . , Patton, F . D . , and Cording, E . J . , (1967), "Design of Surface and Near - Surface Construction in Rock, Failure and Breakaqe of Rock, ed C . Fairhurst, Soc . of Min . Eng . , AIME, N . Y . , pp . 237 - 302 . Goodman, R . E . and Bray, J . W . (1976) . Toppling of Rock Slopes . Proc . Specialty Conference on Rock Engineering for Foundations and Slopes . Boulder, Colorado, ASCE Vol . 2 , pp . 201 - 234 . Hoek, E . (2000) Practical Rock Engineering, Rocscience . Hoek, E . and Karzulovic, A . (2000) Rock - Mass properties for surface mines . In Slope Stability in Surface Mining (Edited by W . A . Hustralid, M . K . McCarter and D . J . A . van Zyl), Littleton, CO : Society for Mining, Metallurgical and Exploration (SME), pages 59 - 70 . The Complete ISRM Suggested Methods for Rock Characterization, Testing and Monitoring : 1974 - 2006 ", Edited by R . Ulusay and J . A . Hudson Wyllie, C . and Mah, W . (2004) Rock Slope Engineering Civil and Mining . In : Hoek, E . and Bray, J . W . , Eds . , Rock slope Engineering, Taylor & Francis Group, London and New York Site Geotechnical Investigation JENNINGS, J . E . , BRINK, A . B . A . , WILLIAMS, A . A . B . , 1973 . “Revised Guide to Soil Profiling for Civil Engineering Purposes in Southern Africa”, The Civil Engineer in South Africa, January 1973 . BRINK, A.B.A., PARTRIDGE, T.C., WILLIAMS, A.A.B., 1982. “Soil Survey for Engineering”, Oxford University Press, New York . WILLIAMS, A.A.B., PIDGEON, J.T. and DAY, P.W., 1985. “Problem Soils in South Africa – State of the Art: Expansive Soils”, The Civil Engineer in South Africa, July 1985 BRINK, A.B.A. (1979). Engineering Geology of Southern Africa. Volume 1. ISBN 0908423047 Franki, 2008, A guide to practical geotechnical engineering in Southern Africa. 4th Ed. December 2008. Document Number: JZWEBR6013 - STU - REP - 001 Page 559

// Section 27 - References R. F Craig, 2001. Soil Mechanic. 6th Ed, Department of Civil Engineering, University of Dundee UK. Coyne and Beller Consulting Engineers, 1999 . Gourlays Block Dam Design Report . Department of Water Resources & Zimbabwe National Water Authority, Sept 2007 , Assessment of Surface Water Resources of Zimbabwe and Guidelines for Planning pg 26 (Blue Book) Eng . D . N Shaw, 1977 . Guide to Design and Construction of Medium Sized Dams in Zimbabwe . Ministry of Water Development Environmental Management Act (Chapter 20:27) of 2005 Environmental Management (Effluents and Solid Waste Disposal) Regulations, 2007 (Statutory Instrument 6 of 2007). FAO. 1998a. Crop evapotranspiration: Guidelines for computing crop water requirements. By: Richard Allen, Luis Pereira, Dirk Raes and Martin Smith. FAO Irrigation and Drainage Paper 56. Rome, Italy Food and Agriculture Organisation (FAO) – Joint Venture of Water Development and Management Unit and Climate Change and Bioenergy Unit . “CLIMWAT 2 . 0 ” www . fao . org/nr/water/infores_databases_climwat . html SLR Consulting Pty (Ltd), (2018) a . Hydrology Baseline Report . Scoping Report SLR Consulting Pty (Ltd), (2018) b . SLR Groundwater Report SLR Consulting Pty (Ltd), (2018) c . Tailings Storage Facility Basis of Design 27.4 Processing Handbook of Flotation Reagents: Chemistry, Theory and Practice: Volume 1: Flotation of Sulphide Ores by Srdjan M. Bulatovic Principles of Flotation, edited by R P King Metallurgical Test work for the Investigation of Process Options for Gold Recovery from the Bilboes Holdings Sulphide Gold Project in Zimbabwe - Mintek Report Number 7009 - October 2014 . Metallurgical Test work to Reduce Carbonates in Bilboes Gold Concentrate Sample - Suntech Geomet Report No 016 - June 2014 . Document Number: JZWEBR6013 - STU - REP - 001 Page 560

// Section 27 - References Locked Cycle Test on Bilboes Composite 1 & 2 Samples - Suntech Geomet Update Report No 3 - September 2014 Bulk Concentrate Production & Variability Test work for Bubi & Isabella Mines in Zimbabwe - Suntech Geomet Report 14 / 041 - November 2016 Bilboes Gold Project, Zimbabwe - Evaluation of Flotation Performance : Further Tests - Eurus Mineral Consultants Note 9 - December 2018 Bilboes Gold Project, Zimbabwe - Evaluation of Flotation Performance : Further Tests - Eurus Mineral Consultants Note 1 / 2019 - March 2019 Ngilazi A, Martin A, “Independent Technical Report on Project of Bilboes Properties, Matabeleland Zimbabwe” 2017 DRA, “Review and Value Engineering of Bilboes Holdings (Private) Limited Concept Study” 2017 Broadhurst, J L, ‘The Nature and Stability of Arsenic Residues from the BIOX  Process’, Biomine 1993 Conference Proceedings, Adelaide, March 1993 , pp 13 . 1 - 10 Broadhurst, J L, ‘Recommended Standard Toxicity Characteristic Leaching Procedure for Arsenic - Containing Waste Samples’ ; GENCOR Process Research, Report No PR 90 / 49 F ; August 1990 ; 29 pp Document Number: JZWEBR6013 - STU - REP - 001 Page 561